Form 10-K405, Exhibit 13
period 1996-12-28
DIY HOME WAREHOUSE INC
filed 1997-03-27
CIK 899595

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS        D.I.Y. Home Warehouse, Inc.

Results of Operations

The following table sets forth, for the periods indicated, certain information derived from the Company's Statement of Income expressed in dollars (000's) and as a percentage of net sales.

                                                                   1996                   1995(1)                 1994(1)
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                    $212,068   100.0%       $178,008   100.0%      $136,369   100.0%
Cost of sales                                                 156,612    73.8         128,672    72.3         98,202    72.0
----------------------------------------------------------    -------    ----         -------    ----         ------    ----
      Gross profit                                             55,456    26.2          49,336    27.7         38,167    28.0
Store operating, general and administrative expenses           46,954    22.2          40,935    23.0         30,333    22.2
Store preopening costs                                            --      --            1,778     1.0          1,200     0.9
----------------------------------------------------------    -------    ----         -------    ----         ------    ----
      Operating income                                          8,502     4.0           6,623     3.7          6,634     4.9
Other (expense) income, net                                    (2,147)   (1.0)         (1,431)   (0.8)           101     0.1
----------------------------------------------------------    -------    ----         -------    ----         ------    ----
      Income before income taxes                                6,355     3.0           5,192     2.9          6,735     5.0
Income taxes                                                    2,570     1.2           2,082     1.2          2,654     2.0
----------------------------------------------------------    -------    ----         -------    ----         ------    ----
      Net income                                              $ 3,785     1.8%        $ 3,110     1.7%        $4,081     3.0%
==========================================================    =======    ====         =======    ====         ======    ====

References to the years 1996, 1995 and 1994 relate to the fiscal years ended December 28, 1996, December 30, 1995 and December 31, 1994, respectively.

(1) Effective December 31, 1995, the Company changed its method of accounting for merchandise inventories from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. Merchandise inventories are now stated at the lower of cost or market, cost being determined on a first-in, first-out ("FIFO") method. As required by generally accepted accounting principles, the Company has retroactively adjusted prior years' financial statements for this change.


Fiscal 1996 Compared to Fiscal 1995

   Net sales increased by $34 million, or 19%, to $212 million in fiscal 1996 from $178 million in fiscal 1995. Comparable store sales for fiscal 1996 increased 7%. Sales during the first half of 1996 were negatively impacted by adverse weather conditions and the liquidation of a competitor which had competing stores in the Company's market. Sales during the second half of the year were strong as the Company realized comparable store sales increases of 14% and 13% during the third and fourth quarters of the year, respectively. The Company continues to focus on its core strategy of improving customer service and loyalty which translates into increased sales. Programs completed in 1996 include remodeling and re-merchandising of the Company's older stores and expansion of the DIY Installation Program, development of the DIY Pro Club, and extensive product knowledge and management training programs.

   Gross profit increased by $6.1 million, or 12.4%, to $55.5 million in fiscal 1996 from $49.3 million in fiscal 1995. As a percentage of net sales, gross profit was 26.2% and 27.7% in fiscal 1996 and 1995, respectively. The decrease is due primarily to vendor discounts received in 1995 on the initial inventory for five new stores opened during 1995. There were no new store openings in fiscal 1996.

   Store operating, general and administrative expenses for fiscal 1996 were $47.0 million compared to $40.9 million in fiscal 1995. As a percentage of net sales, these expenses decreased to 22.2% in fiscal 1996, from 23.0% in fiscal 1995. This decrease reflects the benefit of sales leveraging and continuing progress in expense reduction efforts. There were no store preopening costs in fiscal 1996 as there were no new stores opened in 1996. Store preopening costs were $1.8 million in fiscal 1995 relative to five stores opened during the year.

   Other expense, net increased to $2.1 million in fiscal 1996 compared to $1.4 million in fiscal 1995 due primarily to an increase in interest expense on mortgage debt outstanding for the entire fiscal 1996 as compared to being outstanding for a portion of fiscal 1995. In addition, approximately $190,000 of construction period interest expense was capitalized in fiscal 1995 associated with the five new stores opened in 1995. There was no capitalized interest in fiscal 1996 as there were no new stores in the year. Interest expense on the revolving credit facility remained relatively constant in fiscal 1996 compared to fiscal 1995 although borrowings were at a higher level during the first half of 1996. The Company's ability to manage cash and make repayments on the credit facility in the second half of 1996 resulted in the average outstanding borrowings for 1996 to be the same as fiscal 1995 and the average interest rate was 7% during both years.

   The effective income tax rate was 40.4% in fiscal 1996 compared to 40.1% in fiscal 1995.

   This Annual Report may contain statements that are forward-looking, as that term is defined by the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors. Accordingly, actual results may differ materially from those expressed in the forward-looking statements and the making of such statements should not be regarded as a representation by the Company or any other person that the results expressed therein will be achieved. Important risk factors include, but are not limited to, the following: general economic conditions; consumer spending and debt levels; housing turnover; weather; impact on sales and margins from both existing and new competition; changes in operating expenses; changes in product mix; interest rates; changes in and the application of accounting policies and practices; adverse results in significant litigation matters; adverse state and federal regulations and legislation; the occurrence of extraordinary events including events and acts of nature or accidents; and the risks described from time to time in the Company's Securities and Exchange Commission filings.

Fiscal 1995 Compared to Fiscal 1994

   Net sales increased by $41.6 million, or 30%, to $178.0 million in fiscal 1995 from $136.4 million in fiscal 1994. This increase in net sales was attributable to five new stores opened in 1995 and the effect of full period sales for the four stores opened in 1994. Comparable store sales were down 5% compared to fiscal 1994. Net sales and comparable store sales were below expectations due to conservative consumer spending patterns, a softness in housing turnover which is a key indicator of sales in home improvement products, and poor weather during the spring selling season and an early and severe winter in November and December. The Company opened five stores in Ohio in 1995, in Medina, Mentor, northwest Akron, south Akron, and Ashtabula in March, April, May, June and November, respectively.

   Gross profit increased by $11.2 million, or 29%, to $49.3 million in fiscal 1995 from $38.2 million in fiscal 1994. As a percentage of net sales,

 D
 I
 Y
---
 4
gross profit was 27.7% and 28% in fiscal 1995 and 1994, respectively. This decrease was primarily due to competitive pricing pressures.

   Store operating, general and administrative expenses for fiscal 1995 were $40.9 million compared to $30.3 million in fiscal 1994. As a percentage of net sales, these expenses were 23.0% in fiscal 1995 compared to 22.2% in fiscal 1994. This increase was attributable primarily to the comparable store sales decrease and lower-than-expected sales at non-comparable stores which impacted the leveraging of expenses. In view of the lower-than-forecasted sales, the Company responded by controlling and reducing expenses. Store operating, general and administrative expenses were reduced to a per store average of approximately $2.9 million in fiscal 1995 compared to approximately $3.1 million in fiscal 1994, a 5% decrease, based on full year store equivalents.

   Store preopening costs increased $578,000 to approximately $1.8 million (1.0% of net sales) in fiscal 1995 from $1.2 million (0.9% of net sales) in fiscal 1994 as a result of the timing and number of new store openings in the respective periods. Other income (expense), net, was $101,000 in fiscal 1994 compared to ($1,431,000) in fiscal 1995. The Company had amounts outstanding under its revolving credit facility and mortgage debt throughout the entire 1995 fiscal year. This debt was incurred to fund the Company's expansion and for working capital needs. Lower levels of debt were outstanding for a portion of fiscal 1994.

   The effective income tax rate was 40.1% in fiscal 1995, up from 39.4% in fiscal 1994. This increase was primarily due to the legislative termination of the targeted jobs tax credit effective December 31, 1994. This tax credit provided tax benefits to the Company in fiscal 1994.

Seasonality

   The Company's business is seasonal in nature. On a per store basis, the Company generally experiences its lowest sales during the first and fourth quarters of each fiscal year. The Company believes the seasonality is caused by the effect of winter weather on consumers' willingness to undertake outdoor home improvement projects and the lack of significant sales of lawn and garden products during the first and fourth fiscal quarters. In addition, a longer or harsher period of winter weather than is usual in the Company's markets, or an excessively rainy or unseasonably cold spring season, could have a material adverse effect on the Company's sales. On a per store basis, the Company generally experiences its highest sales during the second and third quarters. However, gross profit margins are lower during the second quarter than in the third quarter due to higher sales of lawn and garden and lumber and building materials which generally carry lower gross profit margins than the Company's average gross profit margin. The Company's gross profit margins on kitchen, plumbing, bath, electrical and hardware are generally higher than the Company's average gross profit margin, and sales of such products are not as seasonal as sales of lawn and garden and building material products.

   The Company's quarterly results of operations may also fluctuate materially depending on the timing of new store openings and related preopening expenses. The Company believes new stores opened later in a fiscal year may have an adverse impact on the Company's profitability in that year, because it is the Company's experience that stores opened early in the year achieve higher levels of profitability sooner than stores opened later in the year.

Liquidity and Capital Resources

   The Statement of Cash Flows reflects cash inflows and outflows from the Company's operating, investing, and financing activities. The Company's primary capital needs are to finance merchandise inventories and store expansion.

Cash Flows from Operating Activities

   During the year ended December 28, 1996, operating activities provided net cash of $8.4 million. The primary source of cash from operating activities was $7.0 million from net income plus depreciation and amortization, and $1.5 million from a decrease in merchandise inventories. Average merchandise inventories per store were $2.4 million in fiscal 1996 compared to $2.5 million in fiscal 1995 reflecting a successful program by management to continue to control inventory levels while maintaining good in-stock positions and increasing sales and inventory turnover.

   During the year ended December 30, 1995, operating activities provided net cash of $4.5 million. The primary source of cash from operating activities was $5.4 from net income plus depreciation and amortization. The primary use of cash was $8.3 million to fund the increase in merchandise inventories offset by an increase of $5.3 million in accounts payable. The increase in merchandise inventories attributable to new stores in fiscal 1995 was $12.3 million offset by a decrease in merchandise inventories at pre-existing stores of $4.0 million. Average merchandise inventories per store were $2.5 million in fiscal 1995 compared to $2.8 million in fiscal 1994, reflecting a successful program to control inventory levels while maintaining good in-stock positions.

Cash Flows from Investing Activities

   Net cash used in investing activities was $1.7 million and $18.2 million in fiscal 1996 and 1995, respectively, due to the remodeling initiatives in the Company's older stores in 1996 and the acquisition of property and equipment related primarily to the Company's five new stores in fiscal 1995.

   The Company did not open any new stores in fiscal 1996. Further expansion is not anticipated in 1997, however expasion is being explored for 1998 and beyond.

Cash Flows from Financing Activities

   Net cash used in financing activities during fiscal 1996 totaled $8.0 million, as a result of net repayments of the Company's revolving credit facility of $7.3 million and principal payments of debt and a capital lease obligation of approximately $700,000. During 1996, the Company entered into a capital lease obligation of approximately $800,000 for computer hardware and software.

   Net cash provided by financing activities during fiscal 1995 totaled $14.3 million primarily from financing under a revolving credit facility of $7.3 million and long-term mortgage loans of approximately $8 million.

   The Company has an agreement with two banks at December 28, 1996 which provide for borrowings under a revolving credit facility of up to $23.0 million. The agreement extends through January 1, 2000 with annual renewal options thereafter on the first $20.0 million. The commitment for the remaining $3.0 million extends through December 1, 1997, with annual renewal options thereafter. The Company had $6 million and $13.3 million outstanding under these agreements at December 28, 1996 and December 30, 1995, respectively. The Company also had $16.8 million and $16.7 million outstanding at December 28, 1996 and December 30, 1995, respectively, under mortgage loans with the banks and under a capital lease obligation.

   The terms of the revolving credit facility and mortgage loans require the Company to maintain certain levels of net worth, liquidity, and cash flow, and limit the level of additional indebtedness and capital expenditures. Management believes cash on hand, cash from operations and cash available through the Company's financing agreements will be sufficient to meet short-term and long-term working capital requirements.

Inflation

   General inflation has not had a significant impact on the Company during the past three years. The Company's commodity products, primarily lumber and certain building materials, experience unusual deflation or inflation due to a combination of price volatility, increased demand and supply levels. Resulting price increases or decreases are generally passed on to customers through retail price changes and, accordingly, do not significantly impact the Company.


                                                                             D
                                                                             I
                                                                             Y
                                                                            ---
                                                                             5

STATEMENT OF INCOME                                  D.I.Y. Home Warehouse, Inc.
-------------------------------------------------

for the years ended December 28, 1996,                                     As adjusted (Note 1)      As adjusted (Note 1)
December 30, 1995 and December 31, 1994                1996                       1995                      1994
--------------------------------------------------------------------------------------------------------------------------
Net sales                                          $212,068,262               $178,008,474               $136,368,915
Cost of sales                                       156,611,900                128,672,389                 98,201,511
-------------------------------------------------  ------------               ------------               ------------
            GROSS PROFIT                             55,456,362                 49,336,085                 38,167,404
Operating expenses:
  Store operating, general and administrative        46,954,847                 40,934,818                 30,332,875
  Store preopening costs                                 --                      1,778,418                  1,200,716
-------------------------------------------------  ------------               ------------               ------------
            TOTAL OPERATING EXPENSES                 46,954,847                 42,713,236                 31,533,591
-------------------------------------------------  ------------               ------------               ------------
            OPERATING INCOME                          8,501,515                  6,622,849                  6,633,813
Other income (expense):
  Interest expense, net                              (2,452,575)                (1,911,003)                   (33,115)
  Other income, net                                     305,816                    479,730                    134,089
-------------------------------------------------  ------------               ------------               ------------
Income before income taxes                            6,354,756                  5,191,576                  6,734,787
Income taxes                                          2,569,570                  2,081,733                  2,653,850
-------------------------------------------------  ------------               ------------               ------------
            NET INCOME                             $  3,785,186                $ 3,109,843                $ 4,080,937
=================================================  ============               ============               ============
            EARNINGS PER SHARE                     $       0.50                $      0.41                $      0.54
=================================================  ============               ============               ============
Weighted average common shares outstanding            7,626,702                  7,625,000                  7,625,000
=================================================  ============               ============               ============


STATEMENT OF SHAREHOLDERS' EQUITY                    D.I.Y. Home Warehouse, Inc.
-------------------------------------------------

                                                  for the years ended December 28, 1996, December 30, 1995 and December 31, 1994
                                                  -------------------------------------------------------------------------------
                                                               Common Stock                                      Total
                                                         ---------------------------         Retained         Shareholders'
                                                           Shares          Amount            Earnings            Equity
                                                         ---------       -----------       -----------        -----------
BALANCES, JANUARY 1, 1994, AS
  PREVIOUSLY REPORTED                                    7,625,000       $22,912,521       $ 2,888,944        $25,801,465
   Adjustment for the cumulative effect of the change in
     accounting for merchandise inventories (Note 1)                                           447,115            447,115
-------------------------------------------------------- ---------       -----------       -----------        -----------
BALANCES, JANUARY 1, 1994, AS ADJUSTED                   7,625,000        22,912,521         3,336,059         26,248,580
  Net income                                                                                 4,080,937          4,080,937
-------------------------------------------------------- ---------       -----------       -----------        -----------
BALANCES, DECEMBER 31, 1994, AS ADJUSTED                 7,625,000        22,912,521         7,416,996         30,329,517
  Net income                                                                                 3,109,843          3,109,843
-------------------------------------------------------- ---------       -----------       -----------        -----------
BALANCES, DECEMBER 30, 1995, AS ADJUSTED                 7,625,000        22,912,521        10,526,839         33,439,360
  Shares issued under the Retainer Stock Plan for
   Non-Employee Directors                                    5,685            29,484                               29,484
  Net income                                                                                 3,785,186          3,785,186
-------------------------------------------------------- ---------       -----------       -----------        -----------
BALANCES, DECEMBER 28, 1996                              7,630,685       $22,942,005       $14,312,025        $37,254,030
======================================================== =========       ===========       ===========        ===========

See Notes to Financial Statements.



 D
 I
 Y
---
 6

BALANCE SHEET                                        D.I.Y. Home Warehouse, Inc.
-------------------------------------------------

                                                                                                        As adjusted (Note 1)
as of December 28, 1996 and December 30, 1995                                                  1996            1995
-----------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                                  $   161,360      $ 1,468,897
  Accounts receivable, trade                                                                      51,812           97,584
  Refundable federal income taxes                                                                248,688            --
  Merchandise inventories                                                                     38,462,125       39,928,793
  Deferred income taxes                                                                          280,791          685,312
  Prepaid expenses and other assets                                                              850,113          662,991
---------------------------------------------------------------------------------------      -----------      -----------
            TOTAL CURRENT ASSETS                                                              40,054,889       42,843,577
---------------------------------------------------------------------------------------      -----------      -----------
PROPERTY AND EQUIPMENT, AT COST:
  Land                                                                                         4,476,301        4,516,301
  Buildings                                                                                   19,823,392       19,707,438
  Furniture, fixtures and equipment                                                           17,284,376       15,246,103
  Leasehold improvements                                                                       7,934,600        7,486,864
---------------------------------------------------------------------------------------      -----------      -----------
                                                                                              49,518,669       46,956,706
  Less accumulated depreciation and amortization                                              10,186,763        6,985,653
---------------------------------------------------------------------------------------      -----------      -----------
            Property and equipment, net                                                       39,331,906       39,971,053
Other assets                                                                                     577,442          685,180
---------------------------------------------------------------------------------------      -----------      -----------
            TOTAL ASSETS                                                                     $79,964,237      $83,499,810
=======================================================================================      ===========      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Note payable, affiliate                                                                    $   900,000      $   900,000
  Current maturities of long-term debt                                                           798,377          552,670
  Accounts payable                                                                            12,278,455       13,067,899
  Accrued expenses                                                                             3,140,735        2,797,215
  Accrued sales and property taxes                                                             1,056,267          969,862
  Accrued income taxes                                                                           437,914          586,019
  Customer deposits                                                                              554,583          672,616
---------------------------------------------------------------------------------------      -----------      -----------
            TOTAL CURRENT LIABILITIES                                                         19,166,331       19,546,281
---------------------------------------------------------------------------------------      -----------      -----------
Revolving credit                                                                               6,000,000       13,300,000
Long-term debt                                                                                16,030,953       16,115,153
Deferred income taxes                                                                          1,512,923        1,099,016
Commitments                                                                                         --              --
SHAREHOLDERS' EQUITY:
  Preferred stock, authorized 1,000,000 shares, none issued                                         --              --
  Common stock, no par value, authorized 10,000,000 shares, 7,630,685 and 7,625,000 shares
   outstanding at December 28, 1996 and December 30, 1995, respectively                       22,942,005       22,912,521
  Retained earnings                                                                           14,312,025       10,526,839
---------------------------------------------------------------------------------------      -----------      -----------
            TOTAL SHAREHOLDERS' EQUITY                                                        37,254,030       33,439,360
---------------------------------------------------------------------------------------      -----------      -----------
            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       $79,964,237      $83,499,810
=======================================================================================      ===========      ===========


See Notes to Financial Statements.

                                                                             D
                                                                             I
                                                                             Y
                                                                            ---
                                                                             7

STATEMENT OF CASH FLOWS                              D.I.Y. Home Warehouse, Inc.
-------------------------------------------------

for the years ended December 28, 1996,                                                As adjusted (Note 1)  As adjusted (Note 1)
December 30, 1995 and December 31, 1994                                   1996                1995                 1994
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                           $3,785,186         $ 3,109,843           $ 4,080,937
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
     Depreciation and amortization                                      3,201,110           2,353,851             1,413,753
     Amortization of deferred gain on sale of property                      --                (36,905)              (36,905)
     Deferred income taxes                                                847,912             346,412                51,231
  Changes in operating assets and liabilities:
   Accounts receivable, trade                                              45,772              78,176               (99,440)
   Refundable federal income taxes                                       (248,688)               --                   --
   Merchandise inventories                                              1,466,668          (8,289,333)          (14,218,370)
   Prepaid expenses and other assets                                     (187,122)            (78,102)             (191,657)
   Other assets                                                           107,738              12,027              (647,903)
   Accounts payable                                                      (789,444)          5,316,280               625,208
   Accrued income taxes                                                  (148,105)             82,103              (207,390)
   Accrued expenses and other liabilities                                 311,892           1,590,117             1,177,284
---------------------------------------------------------------------- ----------         -----------           -----------
            NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES         8,392,919           4,484,469            (8,053,252)
---------------------------------------------------------------------- ----------         -----------           -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property and equipment                                (1,745,975)        (18,233,696)          (15,428,174)
---------------------------------------------------------------------- ----------         -----------           -----------
            NET CASH USED IN INVESTING ACTIVITIES                      (1,745,975)        (18,233,696)          (15,428,174)
---------------------------------------------------------------------- ----------         -----------           -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Accounts receivable, affiliate                                            --                   --               2,495,829
  Proceeds from notes payable                                               --                   --               2,087,176
  Principal payments, notes payable                                         --               (687,176)           (1,400,000)
  Proceeds from long-term debt                                              --              7,975,000             9,000,000
  Principal payments under capital lease obligation                       (56,970)               --                   --
  Principal payments of long-term debt                                   (597,511)           (307,177)                --
  Proceeds from revolving credit                                        4,000,000          10,800,000            12,000,000
  Principal payments, revolving credit                                (11,300,000)         (3,500,000)           (6,000,000)
---------------------------------------------------------------------- ----------         -----------           -----------
            NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES        (7,954,481)         14,280,647            18,183,005
---------------------------------------------------------------------- ----------         -----------           -----------
Net (decrease) increase in cash and cash equivalents                   (1,307,537)            531,420            (5,298,421)
Cash and cash equivalents, beginning of year                            1,468,897             937,477             6,235,898
---------------------------------------------------------------------- ----------         -----------           -----------
CASH AND CASH EQUIVALENTS, END OF YEAR                                 $  161,360         $ 1,468,897           $   937,477
====================================================================== ==========         ===========           ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest, net of capitalized interest                  $2,571,345         $ 1,680,658           $   122,742
====================================================================== ==========         ===========           ===========
  Cash paid for income taxes                                           $2,146,248         $ 1,653,259           $ 2,810,404
====================================================================== ==========         ===========           ===========
SUPPLEMENTAL INVESTING AND FINANCING INFORMATION:
  Capital lease obligations incurred                                   $  815,988         $     --              $     --
====================================================================== ==========         ===========           ===========

See Notes to Financial Statements.



 D
 I
 Y
---
 8

NOTES TO FINANCIAL STATEMENTS                        D.I.Y. Home Warehouse, Inc.
-------------------------------------------------

---------------------------
1.  Organization and Summary of Significant
    Accounting Policies

   D.I.Y. Home Warehouse, Inc. (DIY or the Company) operates sixteen retail warehouse-format home improvement centers that sell products primarily to do-it-yourself home repair and remodeling customers. The Company's "DIY Home Warehouse" stores are located in Northeast Ohio and range in size from 66,000 to 96,800 square feet of enclosed selling space and 12,000 to 20,000 square feet of outside selling space.

   The significant accounting policies followed in the preparation of the accompanying financial statements are summarized below.

Fiscal Year

   The Company's fiscal year is comprised of 52 or 53 weeks, ending on the Saturday nearest December 31. Unless otherwise stated, references to the years 1996, 1995 and 1994 relate to the fiscal years ended December 28, 1996, December 30, 1995 and December 31, 1994, respectively. Fiscal years 1996, 1995 and 1994 consisted of 52 weeks.

Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Financial Instruments

   The Company has provided fair value estimates and information about valuation methodologies of financial instruments in this note and Note 2 to the financial statements. The Company's financial instruments consist of investments in cash and cash equivalents and obligations under notes payable and long-term debt.

Cash and Cash Equivalents

   Cash equivalents consist of short-term, highly liquid investments, with a maturity of three months or less, carried at cost plus accrued interest, which are readily convertible into cash. The carrying value for cash and cash equivalents approximates fair value.

Merchandise Inventories

   Effective December 31, 1995, the Company changed its method of accounting for merchandise inventories from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. Merchandise inventories are now stated at the lower of cost or market, cost being determined on a first-in, first-out ("FIFO") method.

   As required by generally accepted accounting principles, the Company has retroactively adjusted prior years' financial statements for this change. The new method of accounting for inventory was adopted in recognition of industry practice and to provide for a better matching of costs and revenues. The Internal Revenue Service granted permission to the Company to change to the FIFO method of inventory valuation for income tax purposes. The effect of the change increased net income as previously reported by $13,300 for the year ended December 30, 1995 and did not impact earnings per share. Net income and earnings per share as previously reported for the year ended December 31, 1994 decreased by $186,000 and $0.02, respectively. Had the Company maintained the LIFO method, net income for the year ended December 28, 1996 would have been lower by $390,000 or $0.05 per share. The balances of retained earnings for 1995 and 1994 have been adjusted for the effect (net of income taxes) of applying retroactively the new method of accounting.

Property, Equipment and Depreciation

   Property and equipment are stated at cost and are depreciated for financial reporting purposes using the straight-line method over estimated useful lives of thirty-nine years for buildings and five to ten years for furniture, fixtures and equipment. Leasehold improvements are amortized by the straight-line method over the initial term of the lease. At retirement or sale, the cost of the assets and related accumulated depreciation are removed from the appropriate accounts, and any resulting gain or loss is included in current income. Routine maintenance, repairs and renewals are expensed as incurred. Renewals and betterments which substantially increase the life of property and equipment are capitalized.

   During 1994, the Company revised the estimated useful lives of certain property and equipment to reflect the Company's actual experience. The Company changed the estimated useful lives of furniture, fixtures and equipment from five to ten years and MIS equipment from three to five years. The effect of this change in estimate increased income before income taxes, net income, and earnings per share $309,000, $190,000, and $0.02, respectively, for the year ended December 31, 1994.

Advertising Costs

   Advertising and promotion costs are charged to operations in the year incurred. Advertising expense was $2,064,058, $2,753,145 and $2,314,948 in 1996,
1995 and 1994, respectively.

Store Preopening Costs

   Non-capital expenditures associated with new store preopening costs are expensed as incurred.

Earnings Per Share

   Earnings per share are computed using the weighted average number of shares of common stock outstanding for the period. Earnings per share have not been adjusted for the effect of stock options as the dilutive effect would be less than 3 percent for each period.

Income Taxes

   Income taxes are provided based upon income for financial reporting purposes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Tax credits are applied to reduce the provision for income taxes in the year in which the credits arise.

----------------
2.  Debt

   The Note payable, affiliate of $900,000 represents a note payable to Edgemere Enterprise, Inc., an entity owned by the Company's majority shareholder, which is due on demand. The note bears interest at three-quarters of one percent above the base lending rate of Comerica Bank and is subordinated to the Company's revolving credit facility and other debt with its banks. Interest expense on the Note payable, affiliate was $82,544, $87,203 and $77,263 in 1996, 1995 and 1994,
respectively.

   The Company has an agreement with two banks at December 28, 1996, which provide for borrowings under a revolving credit facility of up to $23,000,000 with interest at the Company's option of either the prime rate, LIBOR for specified maturities, or the banks' certificate of deposit rate for specified maturities each adjusted by varying basis points in accordance with the debt agreement. The agreement extends through January 1, 2000, with annual renewal options thereafter on the first $20,000,000. The commitment for the remaining $3,000,000 extends through December 1, 1997, with annual renewal options thereafter. A commitment fee of .25 percent per annum is charged on the unused credit facility. Borrowings under this agreement are collateralized by the Company's merchandise inventories and receivables. The Company had $6,000,000 and $13,300,000 outstanding under this agreement at December 28, 1996 and December 30, 1995, respectively, at a weighted average interest rate of 7 percent at December 28, 1996 and December 30, 1995.

                                                                             D
                                                                             I
                                                                             Y
                                                                            ---
                                                                             9

   Long-term debt consists of the following:

                                               1996          1995
                                            -----------   -----------
Mortgage loans due in monthly
  installments of $98,206 including
  principal and interest at 10.3
  percent per annum through January
  1, 2005 and $4,833,044 due
  January 1, 2005. Collateralized
  by certain real property. On
  December 23, 1999, the interest
  rate adjusts to 2.5 percent plus
  the then current 5
  year Treasury Securities yield            $ 8,491,497   $ 8,767,338

Mortgage loans due in monthly
  installments of $34,796 including
  principal and interest at 9.28
  percent per annum through May 1,
  2005 and $1,751,090 due May 1,
  2005 collateralized by certain
  real property. On April 28, 2000,
  the interest rate adjusts to 2.5
  percent plus the then current
  5 year Treasury Securities yield            3,207,204     3,316,461

Mortgage loans due in monthly
  installments of $44,480 including
  principal and interest through
  October 1, 2005 and $1,696,964
  due October 1, 2005. Interest is
  at the Company's option of either
  the prime rate plus .125 percent,
  LIBOR for specified maturities
  plus 1.625 percent, the banks'
  certificate of deposit rate for
  specified maturities plus 1.75
  percent, or the 5 year Treasury
  Securities yield plus 2.5 percent
  (7.19 percent as of
  December 28, 1996). Collateralized
  by certain real property                    4,371,611     4,584,024

Capital lease obligations (Note 4)              759,018            --
------------------------------------------  -----------   -----------
Long-term debt                               16,829,330    16,667,823

Less current maturities of long-term debt       798,377       552,670
------------------------------------------  -----------   -----------
Long-term debt, net of current maturities   $16,030,953   $16,115,153
==========================================  ===========   ===========

   Principal amounts of long-term debt payable, including capital lease obligations in fiscal years 1997 through 2001 are $798,377, $854,874, $957,633,
$1,061,482 and $1,045,859, respectively.

   During fiscal years 1996, 1995 and 1994, interest expense incurred and capitalized was as follows:

                               1996         1995       1994
                            ----------   ----------   --------
Interest expense incurred   $2,491,845   $2,153,005   $308,060
Interest capitalized                --      190,800    167,588
-------------------------   ----------   ----------   --------
Interest expense, net       $2,491,845   $1,962,205   $140,472
=========================   ==========   ==========   ========

   The carrying amount of the Company's notes payable and borrowings under the revolving credit facility approximate fair value. The fair value of the Company's long-term debt was estimated using a discounted cash flow analysis based on the Company's current incremental borrowing rate for similar types of borrowing arrangements. The carrying value of this debt, $16,829,330, was estimated to have a fair value of $17,697,069 at December 28, 1996.

   The terms of the revolving credit facility and mortgage loans require the Company to maintain certain levels of net worth, liquidity, cash flow and fixed charge coverage, and limit the level of additional indebtedness and capital expenditures.

-----------------
3.  Income Taxes

   Income taxes include the following:

                      1996         1995         1994
                  ----------   ----------   ----------
Federal           $1,307,458   $1,328,683   $1,981,333
Deferred             859,083      346,412       51,231
State and local      403,029      406,638      621,286
----------------  ----------   ----------   ----------
                  $2,569,570   $2,081,733   $2,653,850
================  ==========   ==========   ==========

   A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate follows:

                                                           1996      1995       1994
                                                           ----      ----       ----
Statutory federal income tax rate                          34.0%     34.0%      34.0%
State and local income taxes, net of federal benefit        6.2       6.3        6.4
Tax credits and other                                       0.2      (0.2)      (1.0)
---------------------------------------------------------  ----      ----       ----
Effective income tax rate                                  40.4%     40.1%      39.4%
=========================================================  ====      ====       ====

   Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The net deferred taxes shown on the balance sheet are as follows:

                                     1996         1995
                                 -----------    ---------
Depreciation                     $(1,411,338)   $(761,127)
Vacation accrual                      97,076      244,938
LIFO                                (281,729)    (337,889)
Other accrued liabilities             66,266      351,042
Workers' compensation                142,282       89,332
State income tax                     155,311           --
------------------------------   -----------    ---------
  Net deferred tax (liability)   $(1,232,132)   $(413,704)
==============================   ===========    =========

----------------------
4.  Leases and Commitments

   The Company leases nine retail stores and its corporate offices under operating leases. In addition, two of the Company's retail stores are subject to land leases. The Company's operating leases have remaining terms from 1 to 12 years and have renewal options varying from 10 to 45 years. Six leases require additional lease payments based upon a percentage of sales above certain sales levels. Percentage lease payments were $42,463 in 1996. There were no percentage lease payment requirements for fiscal years 1995 or 1994.

   In 1996, the Company entered into a capital lease for a new management information computer system. The lease is for 5 years and the lease can be renewed or the assets purchased at the end of the initial lease term.

   Future minimum rental payments required under operating and capital leases that have non-cancelable lease terms in excess of one year and sublease rentals due the Company under non-cancelable subleases are as follows:

                                                                           Capital
                                            Operating Leases               Leases
                                   -----------------------------------    ---------
                                      Lease     Sublease       Net
                                    Payments    Rentals      Payments
                                   -----------  ---------   -----------
Year ending:
   1997                           $  4,070,706  $ 214,762   $ 3,855,944   $ 201,336
   1998                              3,622,107    206,760     3,415,347     201,336
   1999                              3,263,040    137,640     3,125,400     201,336
   2000                              3,100,888    104,810     2,996,078     201,336
   2001                              2,934,270    100,800     2,833,470     115,227
   Later years                       7,618,430    122,805     7,495,625       --
--------------------------------   -----------  ---------   -----------   ---------
  Total minimum
   lease payments                  $24,609,441  $ 887,577   $23,721,864   $ 920,571
================================   ===========  =========   ===========
  Less amounts
   representing interest                                                    161,553
                                                                          ---------
  Present value of net
   minimum lease
   payments                                                               $ 759,018
                                                                          =========

   Total net rental expense for all operating leases for the years ended December 28, 1996, December 30, 1995 and December 31, 1994 was approximately $3,738,000, $3,397,000 and $2,816,000, respectively. Rental expense is net of sublease rental income of $252,000, $223,000 and $169,000 for the years ended December 28, 1996, December 30, 1995 and December 31, 1994, respectively.

   The Company leases four of its retail stores from the Company's majority shareholder or entities affiliated with him. Rents associated with these leases were $1,837,403, $1,794,940 and $1,833,755 for the years ended December 28,
1996, December 30, 1995 and December 31, 1994, respectively.

--------------------
5.  Stock Options

   The Company has a Long Term Incentive Plan (the "Plan") which reserves shares of the Company's authorized common stock for issuance. On May 22, 1996, the Company's shareholders authorized an increase of the number of shares authorized for issuance under the Plan from 850,000 shares to 1,350,000 shares. The Plan provides for the granting of incentive stock options to purchase shares of common stock at a price not less than 100% of the fair market value of the stock on the dates options are granted. Options granted under the Plan vest over five years at the rate of 20% each year and expire no more than ten years from the date of grant.




 D
 I
 Y
---
10

   A summary of stock options is as follows:

                                           1996        1995        1994
                                         --------    --------    --------
Options outstanding beginning of year     673,000     503,000     286,000
Granted                                   159,000     205,000     221,000
Cancelled                                 (31,000)    (35,000)     (4,000)
---------------------------------------  --------    --------    --------
Options outstanding end of year           801,000     673,000     503,000
=======================================  ========    ========    ========
Options exercisable at end of year        286,000     163,500      57,000
---------------------------------------  --------    --------    --------
Exercise price per share for options     $3.63 to    $6.44 to    $9.00 to
  exercisable at end of year             $   4.69    $   7.25    $  16.13
Weighted-average fair value of options
  granted during the year                $   4.62    $   6.98    $  12.59

   All options issued were granted at 100 percent of the fair market value of the Company's common stock on the date of grant. Options outstanding as of December 28, 1996 had a weighted-average exercise price of $9.15 and will expire at various dates between November 18, 1998 and September 6, 2001. At December 28, 1996, there were 549,000 shares of common stock reserved for future growth.

   The Company applies APB Opinion Number 25 and related interpretations in accounting for its stock option plan. Accordingly, since all options are granted at a fixed price not less than the fair market value of the Company's common stock on the date of grant, no compensation expense has been recognized relative to its stock option plan. Had compensation expense for the Company's stock-based plan been determined based on the fair value at the 1996 and 1995 grant dates for awards under the plan consistent with the method of FASB Statement Number 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                        1996              1995
                                      ----------        ----------
Net income           As Reported      $3,785,186        $3,109,843
                     Pro Forma        $3,683,661        $3,051,592
Earnings per share   As Reported         $0.50            $0.41
                     Pro Forma           $0.48            $0.40

   The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 1996 and 1995: risk free interest rates of 5.4 percent to 5.7 percent in 1996 and 5.9 percent to 7.8 percent in 1995; no dividend yield in either year; expected lives of five years; and volatility of 36 percent for each year. Option valuation models, like the Black-Scholes model, require the input of highly subjective assumptions including the expected stock price volatility. Since changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options or the resultant compensation expense for stock option awards.

-----------------
6.  Employee Benefit Plan

   The Company has a contributory 401(k) savings and investment plan for all employees who have obtained certain age and length of service requirements. Eligible employees may contribute up to 15 percent of their compensation to the plan, subject to any limitations imposed by federal income tax regulations. The Company partially matches participants' contributions. The matching contribution is made with cash at a rate of 33.3 percent of a participant's contribution up to 6 percent of their compensation. Effective February 1, 1997 such matching contribution was increased to 66 percent of a participant's contribution up to 6 percent of their compensation. Each employee controls the investment of funds credited to their respective account. Company contributions to this plan were $211,789, $177,126 and $124,731 for fiscal years 1996, 1995 and 1994, respectively.

-------------------------
7.  Related Party Transactions

   D.I.Y. Home Warehouse, Inc. is majority-owned by Mr. Fred A. Erb ("Mr. Erb"). In 1993, the Company paid on behalf of a partnership affiliated with Mr. Erb, $2,426,829 during the building construction phase of its Boardman location. The Company leases its Boardman location from this partnership. On March 24, 1994, the amounts due to the Company were paid by the partnership. In addition, on March 22, 1994, the Company purchased from the partnership affiliated with Mr. Erb, the land and building for its Mansfield location in the amount of $1,280,000. The cost to the Company for the land was equal to the amount paid during 1993 by the partnership to a third party.

-----------------------------
8.  Quarterly Financial Data (Unaudited)

1996                     1st             2nd           3rd           4th          Total
                     ------------    -----------   -----------   -----------   ------------
Net sales            $ 39,143,905    $68,168,668   $56,806,258   $47,949,431   $212,068,262
Gross profit           10,765,103     16,886,574    14,903,928    12,900,757     55,456,362
Net income (loss)        (108,791)     2,029,585     1,187,561       676,831      3,785,186
Earnings (loss)
  per share                $(0.01)         $0.27         $0.16         $0.09          $0.50
Weighted average
  common shares
  outstanding           7,625,000      7,625,000     7,626,125     7,630,685      7,626,702

The sum of 1996 quarterly earnings (loss) per share does not equal fiscal 1996 earnings per share due to the effects of rounding.

1995                     1st             2nd           3rd           4th          Total
                     ------------    -----------   -----------   -----------   ------------
Net sales            $ 30,257,805    $58,411,111   $47,308,171   $42,031,387   $178,008,474
Gross profit            9,187,457     16,292,609    12,227,877    11,628,142     49,336,085
Net income                503,251      2,135,002       448,660        22,930      3,109,843
Earnings per share          $0.07          $0.28         $0.06         $0.00          $0.41
Weighted average
  common shares
  outstanding           7,625,000      7,625,000     7,625,000     7,625,000      7,625,000


REPORT OF INDEPENDENT ACCOUNTANTS

------------------------------------------------

Coopers                       COOPERS & LYBRAND L.L.P
& Lybrand
                              a professional services firm

To the Shareholders and Board of Directors
D.I.Y. Home Warehouse, Inc.

   We have audited the accompanying balance sheet of D.I.Y. Home Warehouse, Inc. as of December 28, 1996 and December 30, 1995, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.I.Y. Home Warehouse, Inc. as of December 28, 1996 and December 30, 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 28, 1996 in conformity with generally accepted accounting principles.

   As discussed in Note 1 to the financial statements, the Company changed its method of accounting for inventories in 1996 and restated prior period financial statements to reflect the change.

/s/ Coopers & Lybrand L.L.P.

Cleveland, Ohio
February 14, 1997

                                                                             D
                                                                             I
                                                                             Y
                                                                            ---
                                                                            11

SELECTED FINANCIAL DATA AND OPERATING HIGHLIGHTS     D.I.Y. Home Warehouse, Inc.

---------------------------------------------------

                                                                                     Fiscal Year
                                                            ------------------------------------------------------------
(Amounts in thousands, except per share data)                1996        1995(1)       1994(1)      1993(1)      1992(1)
------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
  Net sales                                                 $212,068     $178,008     $136,369      $88,022      $68,003
  Cost of sales                                              156,612      128,672       98,202       62,602       48,252
----------------------------------------------------------  --------     --------     --------      -------      -------
  Gross profit                                                55,456       49,336       38,167       25,420       19,751
  Store operating, general and administrative expenses        46,954       40,935       30,333       18,451       16,971
  Store preopening costs                                        --          1,778        1,200        1,309        1,182
  Other expense (income), net                                  2,147        1,431         (101)        (315)         (30)
----------------------------------------------------------  --------     --------     --------      -------      -------
  Income before income taxes (2)                               6,355        5,192        6,735        5,975        1,628
  Income taxes (3)                                             2,570        2,082        2,654        1,844          --
==========================================================  ========     ========     ========      =======      =======
  Net income (3)                                            $  3,785      $ 3,110      $ 4,081      $ 4,131      $ 1,628
==========================================================  ========     ========     ========      =======      =======
  Earnings per share (3)                                    $   0.50      $  0.41      $  0.54      $  0.62      $  0.32
==========================================================  ========     ========     ========      =======      =======
  Weighted average common shares outstanding                   7,627        7,625        7,625        6,705        5,136
  Pro forma results: (4)
  Pro forma income before income taxes                                                              $ 5,975      $ 3,208
  Pro forma income taxes                                                                              2,450        1,315
==========================================================                                          =======      =======
  Pro forma net income                                                                              $ 3,525      $ 1,893
==========================================================                                          =======      =======
  Pro forma earnings per share                                                                      $  0.53      $  0.37
==========================================================                                          =======      =======

                                                              1996         1995         1994          1993         1992
------------------------------------------------------------------------------------------------------------------------
SELECTED OPERATING DATA
  Number of stores open at end of period                         16            16           11            7            5
  Selling square footage at end of period                 1,353,000     1,353,000      918,000      583,000      408,000
  Comparable store sales increase (decrease)                      7%         (5)%           8%         (3)%           1%
  Number of employees                                          1,334        1,325          939          669          462

(Amounts in thousands)                                        1996        1995(1)      1994(1)       1993(1)      1992(1)
------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (at period end)
  Working capital                                           $ 20,889      $23,297      $20,769      $16,285      $ 2,287
  Total assets                                                79,764       83,500       58,519       36,963       14,691
  Notes payable and current maturities of long-term debt       1,698        1,452        1,820          900        2,900
  Long-term debt                                              22,031       29,415       14,767          --           725
  Shareholders' equity                                        37,254       33,439       30,330       26,249        5,155


(1) Fiscal years 1995, 1994, 1993 and 1992 have been restated to reflect the change in method of accounting for merchandise inventories. In 1996, the Company changed its method of accounting for merchandise inventories from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. As required by generally accepted accounting principles, the Company has retoactively adjusted prior years' financial statements for this change. The effect of the accounting change on net income as previously reported is as follows:

   (Amounts in thousands, except per share data)                             1995        1994         1993          1992
   ---------------------------------------------------------------------------------------------------------------------
   Net income as previously reported                                       $3,097       $4,267       $4,140        $1,424
   Adjustment for effect of a change in accounting principle                   13         (186)          (9)          204
   ---------------------------------------------------------------------   ------       ------       ------        ------
   Net income as adjusted                                                  $3,110       $4,081       $4,131        $1,628
   =====================================================================   ======       ======       ======        ======
   Earnings per share as previously reported                               $ 0.41       $ 0.56       $ 0.62         $0.28
   Adjustment for effect of a change in accounting principle                   --        (0.02)          --          0.04
   ---------------------------------------------------------------------   ------       ------       ------        ------
   Earnings per share as adjusted                                          $ 0.41       $ 0.54       $ 0.62         $0.32
   =====================================================================   ======       ======       ======        ======

(2) Income before income taxes reflects payment of shareholder bonuses for the year ended January 2, 1993 in the amount of $1,580,000. Such shareholder bonuses were paid by the Company to fund shareholders' federal, state and certain local income tax liabilities attributable to the income of the Company.

(3) For the period January 2, 1993 through May 18, 1993 and fiscal year 1992, the Company was treated for federal income tax purposes as an S corporation and, accordingly, income tax was taxed directly to the shareholders. See
     (4) for Pro forma results.

(4) Pro forma results assume the Company had been taxed as a C Corporation for the entire period and exclude $1,580,000 in shareholder bonuses paid in 1992 to fund shareholders' income tax liabilities attributable to the income of the Company. Pro forma results are not applicable in 1996, 1995 and 1994.


 D
 I
 Y
---
12