Form 10-K405, Exhibit 13
period 1998-01-03
DIY HOME WAREHOUSE INC
filed 1998-03-24
CIK 899595

                                                                    Exhibit 13.1


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS      D.I.Y. Home Warehouse, Inc.


RESULTS OF OPERATIONS
The following table sets forth, for the years indicated, certain information derived from the Company's Statement of Income expressed in dollars (000's) and as a percentage of net sales.

                                                                    1997                   1996                    1995
------------------------------------------------------------------------------------------------------------------------------
Net sales                                                     $210,200  100.0%       $212,068   100.0%      $178,008   100.0%
Cost of sales                                                 152,625    72.6         156,612    73.8        128,672    72.3
      Gross profit                                             57,575    27.4          55,456    26.2         49,336    27.7
Store operating, general and administrative expenses           49,586    23.6          46,954    22.2         40,935    23.0
Store preopening costs                                           --      --              --      --            1,778     1.0
Store development costs                                         1,436     0.7            --      --             --      --
      Operating income                                          6,553     3.1           8,502     4.0          6,623     3.7
Other expenses, net                                             1,701     0.8           2,147     1.0          1,431     0.8
      Income before income taxes                                4,852     2.3           6,355     3.0          5,192     2.9
Income taxes                                                    1,980     0.9           2,570     1.2          2,082     1.2
      Net income                                              $ 2,872     1.4%        $ 3,785     1.8%        $3,110     1.7%
------------------------------------------------------------------------------------------------------------------------------

References to the years 1997, 1996 and 1995 relate to the fiscal years ended January 3, 1998, December 28, 1996, and December 30, 1995, respectively. Fiscal year 1997 consisted of 53 weeks; all other years reported consisted of 52 weeks.

FISCAL 1997 COMPARED TO FISCAL 1996

   Fiscal 1997 consisted of 53 weeks compared to 52 weeks in fiscal 1996. Net sales decreased by $1.9 million, or 1%, from $212.1 million in fiscal 1996 to $210.2 million in fiscal 1997. Comparable store sales decreased by 2% in fiscal 1997. Sales throughout fiscal 1997 were impacted by additional competition and sales during the first half of 1997 were negatively impacted by adverse weather conditions.

   Gross profit increased by $2.1 million, or 3.8%, to $57.6 million in fiscal 1997 from $55.5 million in fiscal 1996. As a percentage of net sales, gross profit was 27.4% and 26.2% in fiscal 1997 and 1996, respectively. The increase in gross margin percentage of 1.2% is a result of the Company's year-long commitment to implementing programs to improve margin through re-negotiated vendor programs, vendor changes, conversion to direct purchase versus distributor purchase for certain product lines, freight and logistic programs, increasing retail prices and enhanced information systems which provide tools to better manage this aspect of the business.

   Store operating, general and administrative expenses for fiscal 1997 were $49.6 million compared to $47.0 million in fiscal 1996. As a percentage of net sales, these expenses increased to 23.6% in fiscal 1997, from 22.2% in fiscal 1996. Operating expenses for fiscal 1997 increased over fiscal 1996 as a result of general increases in certain expenses including rent, real estate tax and personal property tax assessments and insurance, among others. Operating expenses in fiscal 1997 also include expenses for a full year from the new information system implemented in the second half of fiscal 1996.

   The Company incurred store developments costs of $1.4 million in fiscal year 1997. During 1997, management assessed the business strategies and opportunities of the Company to differentiate itself in the warehouse-format home improvement retail market. This comprehensive process resulted in the development of new merchandising, marketing and other strategic initiatives to strengthen the Company's market position. These programs were implemented on a Company-wide basis during the second through fourth quarters of fiscal 1997. In addition, comprehensive renovations of certain store locations were undertaken in 1997. As part of the program, the Company added a merchandise close-out bargain annex and merchandise within some of the stores. The Company will incur limited additional costs in 1998 to complete the implementation of these concepts in selected remaining store locations.

   Other expense, net decreased by approximately $400,000 from $2.1 million in fiscal 1996 to $1.7 million in fiscal 1997 due primarily to benefits of reduced debt levels as average amounts outstanding under the Revolving Credit Agreement were approximately $7.2 million during fiscal 1997 compared to $11.7 million during fiscal 1996.

   The effective income tax rate was 40.8% in fiscal 1997 compared to 40.4% in fiscal 1996.

FISCAL 1996 COMPARED TO FISCAL 1995

   Net sales increased by $34.1 million, or 19%, to $212.1 million in fiscal 1996 from $178.0 million in fiscal 1995. Comparable store sales for fiscal 1996 increased 7%. Sales during the first half of 1996 were negatively impacted by adverse weather conditions and the liquidation of a competitor which had competing stores in the Company's market. Sales during the second half of the year were strong as the Company realized comparable store sales increases of 14% and 13% during the third and fourth quarters of the year, respectively. The Company continued to focus on its core strategy of improving customer service and loyalty which translated into increased sales. Programs completed in 1996 included remodeling and re-merchandising of the Company's older stores and expansion of the DIY Installation Program, development of the DIY Pro Club, and extensive product knowledge and management training programs.

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

   Store operating, general and administrative expenses for fiscal 1996 were $47.0 million compared to $40.9 million in fiscal 1995. As a percentage of net sales, these expenses decreased to 22.2% in fiscal 1996, from 23.0% in fiscal 1995. This decrease reflected the benefit of sales leveraging and continuing progress in expense reduction efforts. There were no store preopening costs in fiscal 1996 as there were no new stores opened in 1996. Store preopening costs were $1.8 million in fiscal 1995 relative to five stores opened during the year.

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

LIQUIDITY AND CAPITAL RESOURCES

   The Statement of Cash Flows reflects cash inflows and outflows from the Company's operating, investing, and financing activities. The Company's primary capital needs are to finance merchandise inventories and store development activities, and historically to finance expansion.

CASH FLOWS FROM OPERATING ACTIVITIES

     During the year ended January 3, 1998, operating activities net cash of $4.4 million. The primary source of cash from operating activities was $6.2 from net income plus depreciation and amortization. The primary use of cash was $1.7 million to fund the increase in merchandise inventories and $1.7 million to reduce accounts payable. A major portion of the increase in merchandise inventories is attributable to the initial development of the FrugalBees program which is a close-out and bargain annex and merchandise within our existing stores.

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

CASH FLOWS FROM INVESTING ACTIVITIES

     Net cash used in investing activities was $2.7 million and $1.7 million in fiscal 1997 and 1996, respectively. Capital expenditures incurred in fiscal 1997 relate primarily to store development costs of $3.6 million associated with the comprehensive renovations of certain store locations which were offset by $851,000 from the sale of several parcels of property. Net cash used in investing activities in fiscal 1996 were primarily due to remodeling initiatives in the Company's older stores.

     The Company did not open any new stores in fiscal 1997 and 1996. Further expansion is not anticipated in 1998, however expansion is being explored for 1999 and beyond.

CASH FLOWS FROM FINANCING ACTIVITIES

     Net cash used in financing activities of $1.6 million during fiscal 1997 was primarily a result of principal payments on the Company's mortgage loans, note payable, affiliate and capital lease obligation.

     Net cash used in financing activities during 1996 totaled $8.0 million, a result of net repayments of the Company's revolving credit facility of $7.3 million and principal payments of debt and capital lease obligation of approximately $700,000. During 1996, the Company entered into a capital lease obligation of approximately $800,000 for computer hardware and software.

     The Company has agreements with two banks at January 3, 1998 which provide for borrowings under a revolving credit facility of up to $23.0 million. The agreements extend through January 1, 2001 with annual renewal options thereafter on the first $20.0 million. The commitment for the remaining $3.0 million extends through December 1, 1998, with annual renewal options thereafter. The Company had $6.4 million and $6.0 million outstanding under these agreements at January 3, 1998 and December 28, 1996, respectively. The Company also had $15.2 million and $16.8 million outstanding at January 3, 1998 and December 28, 1996, respectively, under mortgage loans and a capital lease obligation.

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

FORWARD-LOOKING STATEMENTS

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

DEPENDENCE ON KEY PERSONNEL

   The Company's operations depend on the continuing efforts of its executive officers and its senior management. Should the Company be unable to retain any of its executive officers or senior management, the Company's prospects could be adversely affected.

COMPETITION

   The home improvement, hardware and garden businesses are all highly competitive. The Company competes against traditional hardware, plumbing, electrical and home supply retailers, as well as warehouse-format and discount retail stores and many of the Company's competitors have substantially greater resources than the Company. Builders Square and Lowe's Company have had stores in the Company's markets since 1985 and 1994, respectively. Lowe's continued to expand with additional locations in 1996 and 1997. In the fourth quarter of 1997, Home Depot began operations in several of the Company's markets and Home Depot and Lowe's have announced further expansion plans. In addition, there has been increasing consolidation within the home improvement industry, which may provide certain entities increased competitive advantages. Specifically, increased competition including, but not limited to, additional competitors' store locations, price reductions, and advertising and marketing campaigns could have a material adverse effect on the Company's business, recoverability of asset values, financial condition and operating results.


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

   The Company's quarterly results of operations may also fluctuate materially depending on the timing of new store openings and store development activities and related preopening and store development expenses. The Company believes new stores opened later in a fiscal year may have an adverse impact on the Company's profitability in that year, because it is the Company's experience that stores opened early in the year achieve higher levels of profitability sooner than stores opened later in the year.

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

YEAR 2000 ISSUE

   The Year 2000 Issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in similar normal business activities. The Company has assessed the Year 2000 Issue with regard to its internal financial and operational systems as well as its external financial vendors and determined that the costs to complete the related compliance will not materially affect future financial results. The Company anticipates its Year 2000 Issues to be completed and tested by the end of fiscal year 1998.

STATEMENT OF INCOME                                                                         D.I.Y. Home Warehouse, Inc.

for the years ended January 3, 1998, December 28, 1996 and December 30, 1995  1997            1996            1995
------------------------------------------------------------------------------------------------------------------------
Net sales                                                                $210,199,898    $212,068,262     $178,008,474
Cost of sales                                                             152,624,851      156,611,900     128,672,389
            GROSS PROFIT                                                   57,575,047      55,456,362       49,336,085
Operating expenses:
  Store operating, general and administrative                              49,585,529      46,954,847       40,934,818
  Store preopening costs                                                       --               --           1,778,418
  Store development costs                                                   1,436,416           --              --
            TOTAL OPERATING EXPENSES                                       51,021,945      46,954,847       42,713,236
            OPERATING INCOME                                                6,553,102       8,501,515        6,622,849
Other income (expense):
  Interest expense, net                                                    (2,151,662)     (2,452,575)     (1,911,003)
  Other income, net                                                           450,186         305,816          479,730
Income before income taxes                                                  4,851,626       6,354,756        5,191,576
Income taxes                                                                1,979,556       2,569,570        2,081,733
            NET INCOME                                                   $  2,872,070     $ 3,785,186      $ 3,109,843
------------------------------------------------------------------------------------------------------------------------
            EARNINGS PER COMMON SHARE, BASIC AND DILUTED                 $       0.38     $      0.50      $      0.41
------------------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding                                  7,633,825       7,626,702        7,625,000
------------------------------------------------------------------------------------------------------------------------



STATEMENT OF SHAREHOLDERS' EQUITY



                                                for the years ended January 3, 1998, December 28, 1996 and December 30, 1995
                                                                                                              Total
                                                              Common Stock               Retained         Shareholders'
                                                         Shares          Amount          Earnings            Equity

BALANCES, DECEMBER 31, 1994                           7,625,000        $22,912,521       $7,416,996        $ 30,329,517
  Net income                                                                              3,109,843          3,109,843
BALANCES, DECEMBER 30, 1995                           7,625,000        22,912,521        10,526,839         33,439,360
  Shares issued under the Retainer Stock Plan for
   Non-Employee Directors                                 5,685            29,484                               29,484
  Net income                                                                              3,785,186          3,785,186
BALANCES, DECEMBER 28, 1996                           7,630,685        22,942,005        14,312,025         37,254,030
  Shares issued under the Retainer Stock Plan for
   Non-Employee Directors                                 3,174            13,457                               13,457
  Net income                                                                              2,872,070          2,872,070
BALANCES, JANUARY 3, 1998                             7,633,859        $22,955,462      $ 17,184,095       $ 40,139,557
--------------------------------------------------------------------------------------------------------------------------

See Notes to Financial Statements.

BALANCE SHEET                                                                              D.I.Y. Home Warehouse, Inc.


as of January 3, 1998 and December 28, 1996                                                    1997            1996
------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                                $  141,401      $   161,360
  Accounts receivable, trade                                                                  100,389           51,812
  Refundable federal income taxes                                                             365,963          248,688
  Merchandise inventories                                                                  40,156,756       38,462,125
  Deferred income taxes                                                                       278,565          280,791
  Prepaid expenses and other assets                                                           745,961          850,113
            TOTAL CURRENT ASSETS                                                           41,789,035       40,054,889
PROPERTY AND EQUIPMENT, AT COST:
  Land                                                                                      4,275,402        4,476,301
  Buildings                                                                                19,551,311       19,823,392
  Furniture, fixtures and equipment                                                        18,333,731       17,284,376
  Leasehold improvements                                                                   10,166,236        7,934,600
                                                                                           52,326,680       49,518,669
  Less accumulated depreciation and amortization                                           13,381,396       10,186,763
            PROPERTY AND EQUIPMENT, NET                                                    38,945,284       39,331,906
Other assets                                                                                  474,888          577,442
            TOTAL ASSETS                                                                  $81,209,207      $79,964,237
------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities:
  Note payable, affiliate                                                                  $  600,000      $   900,000
  Current maturities of long-term debt                                                        946,183          798,377
  Accounts payable                                                                         10,615,039       12,278,455
  Accrued expenses                                                                          3,917,720        3,140,735
  Accrued sales and property taxes                                                          1,270,776        1,056,267
  Accrued income taxes                                                                        259,934          437,914
  Customer deposits                                                                           328,485          554,583
            TOTAL CURRENT LIABILITIES                                                      17,938,137       19,166,331
Revolving credit                                                                            6,375,000        6,000,000
Long-term debt                                                                             14,208,586       16,030,953
Deferred income taxes                                                                       2,547,927        1,512,923
Commitments                                                                                      --              --
SHAREHOLDERS' EQUITY:
  Preferred stock, authorized 1,000,000 shares, none issued                                      --              --
  Common stock, no par value, authorized 10,000,000 shares,
  7,633,859 and 7,630,685 shares outstanding at January 3, 1998
  and December 28, 1996, respectively                                                       22,955,462       22,942,005
  Retained earnings                                                                         17,184,095       14,312,025
            TOTAL SHAREHOLDERS' EQUITY                                                      40,139,557       37,254,030
            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                     $81,209,207     $ 79,964,237
--------------------------------------------------------------------------------------------------------------------------

See Notes to Financial Statements.

STATEMENT OF CASH FLOWS                                                                  D.I.Y. Home Warehouse, Inc.

for the years ended January 3, 1998, December 28, 1996 and December 30, 1995   1997            1996            1995
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                               $2,872,070      $3,785,186      $ 3,109,843
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
     Depreciation and amortization                                          3,372,876       3,201,110        2,353,851
     Amortization of deferred gain on sale of property                          --               --           (36,905)
     Deferred income tax expense                                            1,037,230         818,428          346,412
     Common shares issued under Retainer Stock Plan                            13,457          29,484            --
     Net gain on disposal of property                                        (214,675)           --              --
  Changes in operating assets and liabilities:
   Accounts receivable, trade                                                 (48,577)         45,772           78,176
   Refundable federal income taxes                                           (117,275)       (248,688)           --
   Merchandise inventories                                                 (1,694,631)      1,466,668      (8,289,333)
   Prepaid expenses and other assets                                          104,152        (187,122)        (78,102)
   Other assets                                                               102,554         107,738           12,027
   Accounts payable                                                        (1,663,416)       (789,444)       5,316,280
   Accrued income taxes                                                      (177,980)       (148,105)          82,103
   Accrued expenses and other liabilities                                     765,396         311,892        1,590,117
            NET CASH PROVIDED BY OPERATING ACTIVITIES                       4,351,181       8,392,919        4,484,469
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property and equipment                                    (3,599,180)     (1,745,975)     (18,233,696)
  Proceeds from sale of property                                              850,911            --              --
            NET CASH USED IN INVESTING ACTIVITIES                          (2,748,269)     (1,745,975)     (18,233,696)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments, notes payable                                          (300,000)           --          (687,176)
  Proceeds from long-term debt                                                  --               --          7,975,000
  Principal payments under capital lease obligations                         (157,624)       (56,970)            --
  Principal payments of long-term debt                                     (1,540,247)      (597,511)       (307,177)
  Proceeds from revolving credit                                            9,000,000       4,000,000       10,800,000
  Principal payments, revolving credit                                     (8,625,000)     (11,300,000)    (3,500,000)
            NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES            (1,622,871)    (7,954,481)      14,280,647
Net (decrease) increase in cash and cash equivalents                          (19,959)      (1,307,537)        531,420
Cash and cash equivalents, beginning of year                                  161,360       1,468,897          937,477
CASH AND CASH EQUIVALENTS, END OF YEAR                                     $  141,401      $  161,360      $ 1,468,897
-----------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest, net of capitalized interest                      $2,146,071      $2,571,345      $ 1,680,658
-----------------------------------------------------------------------------------------------------------------------
  Cash paid for income taxes                                               $1,446,974      $2,146,248      $ 1,653,259
-----------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL INVESTING AND FINANCING INFORMATION:
  Capital lease obligations incurred                                       $   23,310      $  815,988      $     --
-----------------------------------------------------------------------------------------------------------------------



See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS                      D.I.Y. Home Warehouse, Inc.

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES

   D.I.Y. Home Warehouse, Inc. (DIY or the Company) operates sixteen retail warehouse-format home improvement centers that sell products primarily to do-it-yourself home repair and remodeling customers. The Company's "DIY Home Warehouse" stores are located in Northeast Ohio and range in size from 66,000 to 109,000 square feet of enclosed selling space and 12,000 to 20,000 square feet of outside selling space.

   The significant accounting policies followed in the preparation of the accompanying financial statements are summarized below.


FISCAL YEAR

   The Company's fiscal year is comprised of 52 or 53 weeks, ending on the Saturday nearest December 31. Unless otherwise stated, references to the years 1997, 1996 and 1995 relate to the fiscal years ended January 3, 1998, December 28, 1996 and December 30, 1995, respectively. Fiscal year 1997 consisted of 53 weeks. Fiscal years 1996 and 1995 consisted of 52 weeks.

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

CONCENTRATION OF CREDIT RISK

   Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents. The Company places its cash equivalents with high quality financial institutions.

MERCHANDISE INVENTORIES

   Merchandise inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out ("FIFO") method.

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

ADVERTISING COSTS

     Advertising and promotion costs are charged to operations in the year incurred. Advertising expense was $2,181,935, $2,064,058 and $2,753,145 in 1997,
1996 and 1995, respectively.

STORE PREOPENING COSTS

   Non-capital expenditures associated with new store preopening costs are expensed as incurred.

STORE DEVELOPMENT COSTS

   The Company incurred $1,436,416 related to store development costs for the fiscal year ended January 3, 1998. During 1997, management assessed the business strategies and opportunities of the Company to differentiate itself in the warehouse-format home improvement retail market. This comprehensive process resulted in the development of new merchandising, marketing and other strategic initiatives to strengthen the Company's market position. Select marketing and merchandising programs were implemented on a Company-wide basis during the second, third and fourth quarters of 1997. Certain of the costs incurred in 1997 relate to the development and creative design of these strategic concepts while other costs pertain to implementation including marketing, advertising, promotions and payroll costs.

EARNINGS PER SHARE

   Earnings per share have been computed according to Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." SFAS 128 replaced the previously reported "primary earnings per share" with "basic earnings per share" and replaced "fully diluted earnings per share" with "diluted earnings per share." This statement had no effect on the resulting earnings per share for the Company, as the Company's basic and diluted earnings per share are identical.

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

2.  DEBT

   The Note payable, affiliate of $600,000 represents a note payable to Edgemere Enterprise, Inc., an entity owned by the Company's majority shareholder, which is due on demand. The note bears interest at three-quarters of one percent above the base lending rate of Comerica Bank and is subordinated to the Company's revolving credit facility and other debt with its banks. In April 1997, the Company made a principal payment of $300,000 on the Note payable, affiliate in accordance with the terms of the subordination agreement with the Company's banks. Interest expense on the Note payable, affiliate was $64,295, $82,544 and $87,203 in 1997, 1996 and 1995, respectively.

   The Company has agreements with two banks at January 3, 1998, which provide for borrowings under a revolving credit facility of up to $23,000,000 with interest at the Company's option of either the prime rate, LIBOR for specified maturities, or the banks' certificate of deposit rate for specified maturities each adjusted by varying basis points in accordance with the debt agreements. The agreements extend through January 1, 2001, with annual renewal options thereafter on the first $20,000,000. The commitment for the remaining $3,000,000 extends through December 1, 1998, with annual renewal options thereafter. A commitment fee of .25 percent per annum is charged on the unused credit facility. Borrowings under these agreements are collateralized by the Company's merchandise inventories and receivables. The Company had $6,375,000 and $6,000,000 outstanding under these agreements at January 3, 1998 and December 28, 1996, respectively, at a weighted average annual inter est rate of 7.3 percent at January 3, 1998 and 7.1 percent at December 28, 1996.

   Long-term debt consists of the following:

                                                                                        1997             1996
Mortgage loans due in monthly installments of $98,206
 including principal and interest at 10.3 percent per annum
 through January 1, 2005 and $4,833,044 due January 1, 2005.
 Collateralized by certain real property. On December 23,
 1999, the interest rate adjusts to 2.5 percent plus the then
 current 5 year Treasury Securities yield.                                            $8,182,770       $8,491,497

Mortgage loans due in monthly installments of $34,796
including principal and interest at 9.28 percent per annum
through May 1, 2005 and $1,751,090 due May 1, 2005
collateralized by certain real property. On April 28, 2000,
the interest rate adjusts to 2.5 percent plus the then
current 5 year Treasury Securities yield.                                              3,086,303        3,207,204

Mortgage loans due in monthly installments of $44,480
including principal and interest through October 1, 2005 and
$113,209 due October 1, 2005. Interest is at the Company's
option of either the prime rate plus .125 percent, LIBOR for specified maturities plus 1.625 percent, the banks'
certificate of deposit rate for specified maturities plus
1.75 percent, or the 5 year Treasury Securities yield plus
2.5 percent (7.6 percent as of January 3, 1998).
Collateralized by certain real property.                                               3,260,992        4,371,611

Capital lease obligations (Note 4)                                                       624,704          759,018
Long-term debt                                                                        15,154,769       16,829,330
Less current maturities of long-term debt                                                946,183          798,377
Long-term debt, net of current maturities                                            $14,208,586     $ 16,030,953
--------------------------------------------------------------------------------------------------------------------


     Principal amounts of long-term debt payable, including capital lease obligations in fiscal years 1998 through 2002 are $946,183, $1,034,930, $1,134,798, $1,129,442 and $1,127,779, respectively.

     During fiscal years 1997, 1996 and 1995, interest expense incurred and capitalized was as follows:

                                      1997                 1996           1995
Interest expense incurred           $2,170,060      $   2,491,845     $ 2,153,005
Interest capitalized                  --                     --           190,800
Interest expense, net               $2,170,060      $   2,491,845     $ 1,962,205

   The carrying amount of the Company's notes payable and borrowings under the revolving credit facility approximate fair value. The fair value of the Company's long-term debt was estimated using a discounted cash flow analysis based on the Company's current incremental borrowing rate for similar types of borrowing arrangements. The carrying value of this debt, $15,154,769, was estimated to have a fair value of $16,404,131 at January 3, 1998.

   The terms of the revolving credit facility and mortgage loans require the Company to maintain certain levels of net worth, liquidity, cash flow and fixed charge coverage, and limit the level of additional indebtedness and capital expenditures.


3.  INCOME TAXES

    Income taxes include the following:

                                    1997           1996        1995

Federal                          $  935,053   $ 1,307,458  $ 1,328,683
Deferred                            761,469       859,083      346,412
State and local                     283,034       403,029      406,638
                                 $1,979,556    $2,569,570   $2,081,733
-----------------------------------------------------------------------

     A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate follows:

                                          1997     1996    1995

Statutory federal income tax rate         34.0%    34.0%   34.0%
State and local income taxes, net of
  federal benefit                          6.2      6.2     6.3
Tax credits and other                      0.6      0.2    (0.2)
Effective income tax rate                 40.8%    40.4%   40.1%
-------------------------------------------------------------------

   Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The deferred tax assets (liabilities) shown on the balance sheet are as follows:

                                                 1997               1996
Depreciation                                  $(2,537,061)     $(1,411,338)
LIFO                                             (225,485)        (281,729)
Accrued liabilities                               297,896          305,624
State income tax                                  195,288          155,311
  Net deferred tax (liability)                $(2,269,362)     $(1,232,132)
-------------------------------------------------------------------------------

4.  LEASES AND COMMITMENTS

   The Company leases nine retail stores and its corporate offices under operating leases. In addition, two of the Company's retail stores are subject to land leases. The Company's operating leases have remaining terms from 1 to 11 years and have renewal options varying from 10 to 45 years. Six leases require additional lease payments based upon a percentage of sales above certain sales levels. Percentage lease payments were $24,090 and $42,463 in 1997 and 1996, respectively. There were no percentage lease payment requirements for fiscal year 1995.

   In 1996, the Company entered into a capital lease for a new computer information system. The lease is for 5 years and the lease can be renewed or the assets purchased at the end of the initial lease term.
   Future minimum rental payments required under operating and capital leases that have non-cancelable lease terms in excess of one year and sublease rentals due the Company under non-cancelable subleases are as follows:

                                                          Capital
                              Operating Leases             Leases
                        Lease     Sublease       Net
                      Payments     Rental      Payments
Year ending:
   1998               $4,087,098   $187,500   $3,899,598   $207,900
   1999                3,762,554    118,380    3,644,174    207,900
   2000                3,650,118    105,195    3,544,923    207,900
   2001                3,598,331    100,800    3,497,531     86,078
   2002                2,543,407     84,000    2,459,407       --
   Later years         6,954,719       --      6,954,719       --
  Total minimum
   lease payments    $24,596,227   $595,875  $24,000,352    $709,778
---------------------------------------------------------
  Less amounts
   representing interest                                      85,074
  Present value of net
   minimum lease
   payments                                                 $624,704
-------------------------------------------------------------------------

     Total net rental expense for all operating leases for the years ended January 3, 1998, December 28, 1996 and December 30, 1995 was approximately $3,943,000, $3,738,000 and $3,397,000, respectively. Rental expense is net of sublease rental income of $185,510, $252,000 and $223,000 for the years ended January 3, 1998, December 28, 1996 and December 30, 1995, respectively.

     The Company leases four of its retail stores from the Company's majority shareholder or entities affiliated with him. Rents associated with these leases were $1,873,992, $1,837,403 and $1,794,940 for the years ended January 3, 1998,
December 28, 1996 and December 30, 1995, respectively.

5.  STOCK OPTIONS

     The Company has a Long Term Incentive Plan (the "Plan") which reserves 1,350,000 shares of the Company's authorized common stock for issuance. The Plan provides for the granting of incentive stock options to purchase shares of common stock at a price not less than 100% of the fair market value of the stock on the dates options are granted. Options granted under the Plan vest over three to five years at the rate of 33% to 20% each year and expire no more than ten years from the date of grant. On May 21, 1997, the Company's Board of Directors authorized an amendment to outstanding stock option awards to reprice such stock options at an exercise price equal to the fair market value of the stock as of that date. As a result, 796,000 options were repriced at the fair market value on May 21, 1997. The vesting period of such options was re-established to vest over 3 years at a rate of one-third per year. A summary of the Company's stock option activity and related information for fiscal years 1997, 1996 and 1995 is as follows:

                                                                   Average Option
                                                   Stock Option    Price Per Share
Outstanding at January 1, 1995                         503,000           $11.42
  Granted                                              205,000            6.99
  Canceled                                             (35,000)           9.24
Outstanding at December 30, 1995                       673,000           10.18
  Granted                                              159,000            4.62
  Canceled                                             (31,000)           8.39
Outstanding at December 28, 1996                       801,000            9.15
  Granted                                              237,500            3.75
  Canceled                                             (40,500)           7.76
  Canceled in connection with stock option repricing  (796,000)           8.88
  Granted in connection with stock option repricing    796,000            3.56
Outstanding at January 3, 1998                         998,000           $3.68
--------------------------------------------------------------


                                                                 1997        1996     1995
Options exercisable at end of year                            11,400      286,300       163,500
Weighted-average option price per share
  of options exercisable                                      $11.66      $ 10.65      $10.96
Exercisable price per share for options at end of year:
   Exercisable                                                 $4.69 to    $ 6.44 to    $6.44 to
                                                              $16.13      $ 16.13      $16.13
   Outstanding                                                 $3.56 to    $ 3.63 to     $6.44 to
                                                              $16.13      $ 16.13       $16.13
Weighted-average remaining contractual life (years):
   Exercisable                                                  3.25         2.50         1.50
   Outstanding                                                  4.25         3.00         3.75
Options available for future grant                           352,000      549,000      177,000



   The Company applies APB Opinion Number 25 and related interpretations in accounting for its stock option plan. Accordingly, since all options are granted at a fixed price not less than the fair market value of the Company's common stock on the date of grant, no compensation expense has been recognized relative to its stock option plan. Had compensation expense for the Company's stock-based plan been determined based on the fair value at the 1997, 1996 and 1995 grant dates for awards under the plan consistent with the method of FASB Statement Number 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                 1997            1996            1995
Net income                 As Reported       $    2,872,070   $3,785,186     $  3,109,843
                           Pro Forma         $    2,664,621   $3,683,661     $  3,051,592
Earnings per common share  As Reported                $0.38        $0.50             $0.41
                           Pro Forma                  $0.35        $0.48             $0.40

   The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                            1997                   1996             1995
                              SHARES SUBJECT   SHARES NOT SUBJECT
                               TO REPRICING    TO REPRICING
Risk free interest rates          6.46%          6.2 - 6.5%       5.4 - 5.7%      5.9 - 7.8%
Expected life (years)              4                 5                5               5
Volatility                         37%              38%              36%             36%
Dividend yield                     0%               0%                0%             0%

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

6.  EMPLOYEE BENEFIT PLAN

     The Company has a contributory 401(k) savings and investment plan for all employees who have obtained certain age and length of service requirements. Eligible employees may contribute up to 15 percent of their compensation to the plan, subject to any limitations imposed by federal income tax regulations. The Company partially matches participants' contributions. Effective February 1, 1997 the matching cash contribution was increased to 66 percent of a participant's contribution from 33.3 percent up to 6 percent of their compensation. Each employee controls the investment of funds credited to their respective account. Company contributions to this plan were $476,051, $211,789 and $177,126 for fiscal years 1997, 1996 and 1995, respectively.

7.  Quarterly Financial Data (Unaudited)

1997                       1st             2nd           3rd             4th            Total

Net sales              $ 39,652,011     $66,857,265    $56,461,962    $47,228,660    $210,199,898
Gross profit             11,661,430      17,383,294     15,088,857     13,441,466      57,575,047
Net income (loss)           (89,616)      1,969,304        882,708        109,674       2,872,070
Earnings (loss) per
  common share         $      (0.01)    $      0.26    $      0.12    $      0.01    $       0.38
Weighted average
  common shares
  outstanding             7,633,719       7,633,859      7,633,859       7633,859       7,633,825

1996                       1st             2nd           3rd             4th            Total

Net sales              $ 39,143,905     $68,168,668    $56,806,258    $47,949,431    $212,068,262
Gross profit             10,765,103      16,886,574     14,903,928     12,900,757      55,456,362
Net income (loss)                                      (108,791) 2,029 676,831561       3,785,186
Earnings (loss) per
  common share         $      (0.01)    $      0.27    $      0.16    $      0.09    $       0.50
Weighted average
  common shares
  outstanding             7,625,000       7,625,000      7,626,125      7,630,685       7,626,702

The sum of 1996 quarterly earnings (loss) per common share does not equal fiscal 1996 earnings per common share due to the effects of rounding.


REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors         Coopers & Lybrand L.L.P.
D.I.Y. Home Warehouse, Inc.                        a professional service firm

   We have audited the accompanying balance sheet of D.I.Y. Home Warehouse, Inc. as of January 3, 1998 and December 28, 1996, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended January 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.I.Y. Home Warehouse, Inc. as of January 3, 1998 and December 28, 1996, and the results of its operations and its cash flows for each of the three years in the period ended January 3, 1998 in conformity with generally accepted accounting principles.


/s/ Coopers Lybrand L.L.P.

Cleveland, Ohio
February 19, 1998

SELECTED FINANCIAL DATA AND OPERATING HIGHLIGHTS    D.I.Y. Home Warehouse, Inc.

                                                                                     Fiscal Year
(Amounts in thousands, except per share data)             1997(1)           1996          1995         1994         1993
----------------------------------------------------------------------------------------------------------------------------
Operating Results
  Net sales                                                 $210,200      $212,068     $178,008     $136,369     $88,022
  Cost of sales                                              152,625      156,612      128,672       98,202       62,602
  Gross profit                                                57,575       55,456       49,336       38,167       25,420
  Store operating, general and administrative expenses        49,586       46,954       40,935       30,333       18,451
  Store preopening costs                                        --           --          1,778        1,200        1,309
  Store development costs                                      1,436         --           --           --           --
  Other expense (income), net                                  1,701        2,147        1,431         (101)        (315)
  Income before income taxes                                   4,852        6,355        5,192        6,735        5,975
  Income taxes (2)                                             1,980        2,570        2,082       2,654         1,844
  Net income (2)                                            $  2,872      $ 3,785      $ 3,110      $ 4,081      $ 4,131
----------------------------------------------------------------------------------------------------------------------------
  Earnings per common share (2)                             $   0.38      $  0.50      $  0.41      $  0.54      $  0.62
----------------------------------------------------------------------------------------------------------------------------
  Weighted average common shares outstanding                   7,634        7,627        7,625        7,625        6,705
----------------------------------------------------------------------------------------------------------------------------
  Pro forma results: (3)
  Pro forma income before income taxes                                                                           $ 5,975
  Pro forma income taxes                                                                                           2,450
  Pro forma net income                                                                                           $ 3,525
-------------------------------------------------                                                                -------
  Pro forma earnings per common share                                                                            $  0.53
--------------------------------------------------                                                               -------

                                                              1997         1996         1995          1994         1993
----------------------------------------------------------------------------------------------------------------------------
Selected Operating Data
  Number of stores open at end of period                          16           16           16           11            7
  Interior selling square footage at end of period          1,369,000     1,353,000    1,353,000    918,000      583,000
  Comparable store sales increase (decrease)                    (2)%           7%         (5)%           8%         (3)%
  Number of employees                                          1,254        1,334        1,325          939          669

(Amounts in thousands)                                        1997         1996         1995          1994         1993
----------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data (at period end)
  Working capital                                           $ 23,851      $20,889      $23,297      $20,769      $16,285
  Total assets                                                81,209       79,764       83,500       58,519       36,963
  Notes payable and current maturities of long-term debt       1,546        1,698        1,452        1,820          900
  Long-term debt                                              20,584       22,031       29,415       14,767         --
  Shareholders' equity                                        40,140       37,254       33,439       30,330       26,249

--------------------------
(1) Fiscal year 1997 consisted of 53 weeks; all other years reported consisted of 52 weeks.

(2) For the period January 2, 1993 through May 18, 1993, the Company was treated for federal income tax purposes as an S corporation and, accordingly, income tax was taxed directly to the shareholders. See (3) for Pro forma results.

(3) Pro forma results assume the Company had been taxed as a C Corporation for the entire period. Pro forma results are not applicable in 1997, 1996, 1995 and 1994.