Form 10-K405, Exhibit 13
period 1999-01-02
DIY HOME WAREHOUSE INC
filed 1999-03-30
CIK 899595

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS        D.I.Y. Home Warehouse, Inc.
---------------------------------------------

RESULTS OF OPERATIONS
The following table sets forth, for the years indicated, certain information derived from the Company's Statement of Income expressed in dollars (000's) and as a percentage of net sales.

                                                                    1998                    1997                 1996
----------------------------------------------------------------------------------------------------------------------------
Net sales                                                 $ 172,600       100.0%   $ 210,200     100.0  $ 212,068     100.0%
Cost of sales                                               127,215        73.7      152,625      72.6    156,612      73.8
----------------------------------------------------------------------------------------------------------------------------
      Gross profit                                           45,385        26.3       57,575      27.4     55,456      26.2
Store operating, general and administrative expenses         45,336        26.3       49,586      23.6     46,954      22.2
Store closing and development costs                           2,143         1.2        1,436       0.7       --        --
----------------------------------------------------------------------------------------------------------------------------
      Operating income (loss)                                (2,094)       (1.2)       6,553       3.1      8,502       4.0
Other expenses, net                                           1,761         1.0        1,701       0.8      2,147       1.0
----------------------------------------------------------------------------------------------------------------------------
      Income (loss) before income taxes (benefit) ..         (3,855)       (2.2)       4,852       2.3      6,355       3.0
Income taxes (benefit)                                       (1,556)       (0.9)       1,980       0.9      2,570       1.2
----------------------------------------------------------------------------------------------------------------------------
      Net income (loss)                                   $   2,299)       (1.3)   $   2,872       1.4  $   3,785       1.8%
============================================================================================================================

References to the years 1998, 1997 and 1996 relate to the fiscal years ended January 2, 1999, January 3, 1998 and December 28, 1996, respectively. Fiscal year 1997 consisted of 53 weeks; Fiscal years 1998 and 1996 consisted of 52 weeks.

Fiscal 1998 Compared to Fiscal 1997

   Fiscal 1998 consisted of 52 weeks compared to 53 weeks in fiscal 1997. Net sales decreased by $37.6 million, or 17.9%, from $210.2 million in fiscal 1997 to $172.6 million in fiscal 1998. Comparable store sales were impacted by additional national warehouse competition in a majority of the Company's markets.
   Gross profit decreased by $12.2 million, or 21.2%, from $57.6 million in fiscal 1997 to $45.4 million in fiscal 1998. Gross profit percentage, as a percentage of net sales, was 26.3% in fiscal 1998 compared to 27.4% in fiscal 1997. The decrease in gross margin percentage was impacted by the liquidation sales related to closing two stores during the fourth quarter of fiscal 1998. (See discussion below on store closings.) Also, a decrease in vendor rebates and discounts resulting from decreased inventory purchases in fiscal 1998 compared to fiscal 1997 impacted the 1998 gross margin. During fiscal 1998, the Company continued to focus on enhancing the balance sheet by reducing inventory levels. As a result, inventory purchases in fiscal 1998 were approximately $37.0 million lower than purchases during fiscal 1997.
   Store operating, general and administrative expenses decreased $4.3 million, or 8.6%, to $45.3 million in fiscal 1998 from $49.6 million in fiscal 1997. The decrease is due to the Company's ongoing efforts to reduce operating costs. As a percentage of net sales, store operating, general and administrative expenses increased to 26.3% in fiscal 1998 compared to 23.6% in fiscal 1997 due to lower sales on which to leverage these expenses.
   During the first quarter of 1998, the Company incurred approximately $306,000 in store development costs as part of completing new merchandising, marketing and other strategic initiatives implemented in fiscal year 1997.
   During the fourth quarter of fiscal 1998, the Company closed two of its stores. The Company incurred $1.8 million to close the two stores in the fourth quarter of fiscal 1998. Included in the costs are approximately $700,000 related to the write down of long lived assets of these two stores to their net realizable value. The remainder represents the operating costs incurred to close these stores.
   Other expenses, net of $1.7 million, remained relatively the same in fiscal 1998 compared to fiscal 1997. However, interest expense decreased by approximately $291,000 from $2.2 million in fiscal 1997 to $1.9 million in fiscal 1998 due primarily to the benefit of reduced debt levels on average amounts outstanding under the Revolving Credit Agreement and Mortgage Loans which were approximately $18.2 million during fiscal 1998 compared to $22.5 million during fiscal 1997. (See discussion on New Credit Facility under Cash Flows from Financing Activities.) The interest expense decrease was offset by the gain of $214,000 on the sale of property in fiscal 1997.
   The income tax benefit of $1.6 million for fiscal year 1998 consisted of approximately $622,000 of current federal income taxes, and $978,000 of deferred tax benefits. The Company has available net operating loss carryforwards of approximately $591,000 and $2,240,000 for federal and state income taxes, respectively, which expire principally in year 2018 (federal) and in year 2013 (state). In addition, the Company has available Alternate Minimum Tax credit carryforwards of approximately $202,000 which may be used indefinitely to reduce federal income taxes.
   The effective tax benefit was 40.4% in fiscal 1998 compared to an effective tax expense rate of 40.8% in fiscal 1997.

Fiscal 1997 Compared to Fiscal 1996

   Fiscal 1997 consisted of 53 weeks compared to 52 weeks in fiscal 1996. Net sales decreased by $1.9 million, or 1%, from $212.1 million in fiscal 1996 to $210.2 million in fiscal 1997. Comparable store sales decreased by 2% in fiscal 1997. Sales throughout fiscal 1997 were impacted by additional competition and sales during the first half of 1997 were negatively impacted by adverse weather conditions.
   Gross profit increased by $2.1 million, or 3.8%, to $57.6 million in fiscal 1997 from $55.5 million in fiscal 1996. As a percentage of net sales, gross profit was 27.4% and 26.2% in fiscal 1997 and 1996, respectively. The increase in gross margin percentage of 1.2% was a result of the Company's year-long commitment to implementing programs to improve margin through re-negotiated vendor programs, vendor changes, conversion to direct purchase versus distributor purchase for certain product lines, freight and logistic programs, increased retail prices and enhanced information systems which provided tools to better manage this aspect of the business.
   Store operating, general and administrative expenses for fiscal 1997 were $49.6 million compared to $47.0 million in fiscal 1996. As a percentage of net sales, these expenses increased to 23.6% in fiscal 1997, from 22.2% in fiscal 1996. Operating expenses for fiscal 1997 increased over fiscal 1996 as a result of general increases in certain expenses including rent, real estate tax and personal property tax assessments and insurance, among others. Operating expenses in fiscal 1997 also include expenses for a full year from the new information system implemented in the second half of fiscal 1996.
   The Company incurred store developments costs of $1.4 million in fiscal year 1997. During 1997, management assessed the business strategies and opportunities of the Company to differentiate itself in the warehouse-format home improvement retail market. This comprehensive process resulted in the development of new merchandising, marketing and other strategic initiatives to strengthen the Company's market position. These programs were implemented on a Company-wide basis during the second through fourth quarters of fiscal 1997. In addition, comprehensive renovations of certain store locations were undertaken in 1997.
   Other expenses, net decreased by approximately $400,000 from $2.1 million in fiscal 1996 to $1.7 million in fiscal 1997 due primarily to benefits of reduced debt levels as average amounts outstanding under the Revolving Credit Agreement were approximately $7.2 million during fiscal 1997 compared to $11.7 million during fiscal 1996.
   The effective income tax rate was 40.8% in fiscal 1997 compared to 40.4% in fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES

   The Statement of Cash Flows reflects cash inflows and outflows from the Company's operating, investing, and financing activities. The Company's primary capital needs are to finance merchandise inventories and store development activities.

Cash Flows from Operating Activities

   During the year ended January 2, 1999, operating activities provided net cash of approximately $7.6 million. The primary source of cash from operating activities was $4.5 million from depreciation and amortization and $8.9 million from reducing inventories, offset by $2.2 million to reduce accounts payable and the Company's net loss of $2.3 million.
   During the year ended January 3, 1998, operating activities provided net cash of $4.4 million. The primary source of cash from operating activities was $6.2 from net income plus depreciation and amortization. The primary use of cash was $1.7 million to fund the increase in merchandise inventories and $1.7 million to reduce accounts payable.

Cash Flows from Investing Activities

   Net cash used in investing activities was $1.4 million and $2.7 million in fiscal 1998 and 1997, respectively. Capital expenditures incurred in fiscal 1998 and 1997 of $1.4 million and $3.6 million relate primarily to store development costs associated with the comprehensive renovations of certain store locations. Fiscal year 1997 capital expenditures were offset by $851,000 from the sale of several parcels of property.
      The Company did not open any new stores in fiscal 1998 and 1997. Further expansion is not anticipated in 1999.

Cash Flows from Financing Activities

   Net cash used in financing activities increased by $4.6 million from $1.6 million for the year ended January 3, 1998 to $6.2 million for the year ended January 2, 1999. The increase in fiscal 1998 is primarily due to a reduction in net borrowings under the revolving credit and mortgage loans of approximately $4.3 million as a result of lower inventory purchases. Net cash used in financing activities of $1.6 million in fiscal 1997 was primarily a result of net principal payments on the Company's mortgage loans, note payable and capital lease obligations.
   On October 27, 1998, the Company terminated its existing Revolving Credit Agreement with its two banks and entered into a new Credit and Security Agreement (Credit Agreement) with a bank. The new Credit Agreement provides for borrowings up to $20,000,000 pursuant to a formula based upon the Company's inventories with interest at the Company's option of either LIBOR or the prime rate for specified maturities adjusted by varying points in accordance with the Security Agreement. The new Credit Agreement extends through October 27, 2001. A commitment fee of .375 percent per annum is charged on the unused credit facility. Borrowings under the new Credit Agreement are collateralized substantially by all of the Company's assets, except for real estate which secures the existing Mortgage Loans.
   Concurrent with signing the new Credit Facility, the Company negotiated amendments to its existing Mortgage Loans which allowed the Company to convert its variable and half of its fixed Mortgage Loans aggregating $8,471,032 to borrowings under the new Credit Agreement.
   The Company had $10.1 million and $6.4 million outstanding on the Company's credit facilities at January 2, 1999 and January 3, 1998, respectively. The Company also had $5.7 million and $15.2 million outstanding at January 2, 1999 and January 3, 1998, respectively under mortgage loans and capital leases.
   The terms of the new Credit Agreement and Amended Mortgage Loans require the Company to meet certain financial covenants, and limit the level of additional indebtedness. Management believes cash on hand, cash from operations and cash available through the Company's financing agreements will be sufficient to meet the short and long-term working capital requirements.

FORWARD-LOOKING STATEMENT

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

Competition

   The home improvement, hardware and garden businesses are all highly competitive. The Company competes against traditional hardware, plumbing, electrical and home supply retailers, as well as warehouse-format and discount retail stores and many of the Company's competitors have substantially greater resources than the Company. Builders Square and Lowe's Company have had stores in the Company's markets since 1985 and 1994, respectively. However, Builders Square announced in the first quarter of 1999 that they will be exiting the marketplace in Northeastern Ohio. Lowe's continued to expand with additional locations in 1996, 1997 and 1998. In the fourth quarter of 1997 and continuing in 1998, Home Depot began operations in several of the Company's markets and Home Depot and Lowe's have announced further expansion plans in 1999. In addition, there has been increasing consolidation within the home improvement industry, which may provide certain entities increased competitive advantages. Specifically, increased competition including, but not limited to, additional competitors' store locations, price reductions, and advertising and marketing campaigns could have a material adverse effect on the Company's business.

Seasonality

   The Company's business is seasonal in nature. On a per store basis, the Company generally experiences its lowest sales during the first and fourth quarters of each fiscal year. The Company believes the seasonality is caused by the effect of winter weather on consumers' willingness to undertake outdoor home improvement projects and the lack of significant sales of lawn and garden products during the first and fourth fiscal quarters. In addition, a longer or harsher period of winter weather than is usual in the Company's markets, or an excessively rainy or unseasonably cold spring season, could have a material adverse effect on the Company's sales. On a per store basis, the Company generally experiences its highest sales during the second and third quarters. However, gross profit margins are lower during the second quarter than in the third quarter due to higher sales of lawn and garden and lumber and building materials which generally carry lower gross profit margins than the Company's average gross profit margin. The Company's gross profit margins on kitchen, plumbing, bath, electrical and hardware are generally higher than the Company's average gross profit margin, and sales of such products are not as seasonal as sales of lawn and garden and building material products.
    The Company's quarterly results of operations may also fluctuate materially depending on the timing of new store openings, closings and store development activities.

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

Year 2000 Issue

   BACKGROUND. Some computers, software, and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches, and are commonly referred to as the "Millennium Bug" or "Year 2000 Problem."
   ASSESSMENT. The Company has reviewed its internal computer programs and systems to ensure that the programs and systems will be Year 2000 compliant. The Company presently believes that its computer systems will be Year 2000 compliant in a timely manner. The Company has incurred approximately $150,000 and will expect to incur approximately an additional $150,000 to complete these efforts.
   INTERNAL INFRASTRUCTURE. The Company believes that it has identified substantially all of the major computers, software applications, and related equipment used in connection with its internal operations that must be modified, upgraded, or replaced to minimize the possibility of a material disruption to its business. The Company has commenced the process of modifying, upgrading, and replacing those systems that have been identified as affected, and expects to complete this process by the second quarter of fiscal 1999.
   SYSTEMS OTHER THAN INFORMATION TECHNOLOGY SYSTEMS. In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, photocopiers, telephone switches, security systems, and other common devices may be affected by the Year 2000 Problem. The Company is currently assessing the potential effect of, and costs of remediating, the Year 2000 Problem on its office and facilities equipment.
   The Company does not expect to incur any material costs to complete these efforts. Such costs are included in the estimate discussed above under "Assessments."
   SUPPLIERS. The Company has initiated communications with third party suppliers of the major computers, software, and other equipment used, operated, or maintained by the Company to identify and, to the extent possible, to resolve issues involving the Year 2000 Problem. However, the Company has limited or no control over the actions of these third party suppliers. Thus, while the Company expects that it will be able to resolve any significant Year 2000 Problems with these systems, there can be no assurance that these suppliers will resolve any or all Year 2000 Problems with these systems before the occurrence of a material disruption to the business of the Company or any of its customers. Any failure of these third parties to resolve Year 2000 problems with their systems in a timely manner could have a material adverse effect on the Company's business, financial condition, and results of operation.
    Based on the progress the Company has made in addressing its Year 2000 issues and the Company's plan and timeline to complete its compliance program, the Company does not foresee significant risks associated with its Year 2000 compliance at this time. As the Company's plan is to address its significant Year 2000 issues prior to being affected by them, it has not developed a comprehensive contingency plan. The Company expects to complete its Year 2000 compliance testing by the end of the Company's 1999 second quarter. At that time, the Company will assess the need for a contingency plan as deemed necessary.

STATEMENT OF INCOME                                  D.I.Y. Home Warehouse, Inc.
-------------------

for the years ended January 2, 1999,
January 3, 1998 and December 28, 1996                                      1998               1997                1996
--------------------------------------------------------------------------------------------------------------------------
Net sales                                                            $ 172,600,414       $ 210,199,898       $ 212,068,262
Cost of sales                                                          127,215,341         152,624,851         156,611,900
--------------------------------------------------------------------------------------------------------------------------
            GROSS PROFIT                                                45,385,073          57,575,047          55,456,362
--------------------------------------------------------------------------------------------------------------------------
Operating expenses:
  Store operating, general and administrative                           45,336,514          49,585,529          46,954,847
  Store closing and development costs                                    2,143,394           1,436,416                --
--------------------------------------------------------------------------------------------------------------------------
            TOTAL OPERATING EXPENSES                                    47,479,908          51,021,945          46,954,847
--------------------------------------------------------------------------------------------------------------------------
            OPERATING INCOME (LOSS)                                     (2,094,835)          6,553,102           8,501,515
Other income (expense):
  Interest expense, net                                                 (1,860,892)         (2,151,662)         (2,452,575)
  Other income, net                                                        100,146             450,186             305,816
--------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes (benefit)                             (3,855,581)          4,851,626           6,354,756
Income taxes (benefit)                                                  (1,556,130)          1,979,556           2,569,570
--------------------------------------------------------------------------------------------------------------------------
            NET INCOME (LOSS)                                        $  (2,299,451)      $   2,872,070       $   3,785,186
==========================================================================================================================
            EARNINGS (LOSS) PER COMMON SHARE, BASIC AND DILUTED      $       (0.30)      $        0.38       $        0.50
==========================================================================================================================
Weighted average common shares outstanding                               7,594,540           7,633,825           7,626,702
==========================================================================================================================

STATEMENT OF SHAREHOLDERS' EQUITY
---------------------------------

                                                      for the years ended January 2, 1999, January 3, 1998 and December 28, 1996
                                                                                                            Total
                                                     Common Stock      Retained        Treasury        Shareholders'
                                                        Shares          Amount         Earnings            Stock           Equity
------------------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 30, 1995                            7,625,000    $ 22,912,521     $ 10,526,839               --      $ 33,439,360
  Shares issued under the Retainer Stock Plan for
   Non-Employee Directors                                  5,685          29,484           29,484
  Net income                                           3,785,186       3,785,186
------------------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 28, 1996                            7,630,685      22,942,005       14,312,025               --        37,254,030
  Shares issued under the Retainer Stock Plan for
   Non-Employee Directors                                  3,174          13,457           13,457
  Net income                                           2,872,070       2,872,070
------------------------------------------------------------------------------------------------------------------------------------
BALANCES, JANUARY 3, 1998                              7,633,859      22,955,462       17,184,095               --        40,139,557
  Net loss                                            (2,299,451)     (2,299,451)
  Purchase of common stock for treasury                 (357,800)   $   (201,441)        (201,441)
------------------------------------------------------------------------------------------------------------------------------------
BALANCES, JANUARY 2, 1999                              7,276,059    $ 22,955,462     $ 14,884,644       $   (201,441)   $ 37,638,665
====================================================================================================================================

See Notes to Financial Statements.

BALANCE SHEET                                        D.I.Y. Home Warehouse, Inc.
-------------

as of January 2, 1999 and January 3, 1998                                                       1998                1997
---------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                                 $    128,149       $    141,401
  Refundable federal income taxes                                                                706,545            365,963
  Merchandise inventories                                                                     31,261,721         40,156,756
  Deferred income taxes                                                                        1,542,590            278,565
  Prepaid expenses and other assets                                                              780,086            846,350
---------------------------------------------------------------------------------------------------------------------------
            TOTAL CURRENT ASSETS                                                              34,419,091         41,789,035
---------------------------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, AT COST:
  Land                                                                                         4,275,402          4,275,402
  Buildings                                                                                   19,563,279         19,551,311
  Furniture, fixtures and equipment                                                           18,665,163         18,333,731
  Leasehold improvements                                                                      11,246,915         10,166,236
---------------------------------------------------------------------------------------------------------------------------
                                                                                              53,750,759         52,326,680
  Less accumulated depreciation and amortization                                              17,878,455         13,381,396
---------------------------------------------------------------------------------------------------------------------------
            Property and equipment, net                                                       35,872,304         38,945,284
Other assets                                                                                     385,910            474,888
---------------------------------------------------------------------------------------------------------------------------
            TOTAL ASSETS                                                                    $ 70,677,305       $ 81,209,207
===========================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Note payable, affiliate                                                                   $    300,000       $    600,000
  Current maturities of long-term debt                                                         1,288,330            946,183
  Accounts payable                                                                             8,462,635         10,615,039
  Accrued expenses                                                                             4,078,679          3,917,720
  Accrued sales and income taxes                                                               1,151,434          1,530,710
  Customer deposits                                                                              297,273            328,485
---------------------------------------------------------------------------------------------------------------------------
            TOTAL CURRENT LIABILITIES                                                         15,578,351         17,938,137
Revolving credit                                                                              10,134,153          6,375,000
Long-term debt                                                                                 4,438,867         14,208,586
Deferred income taxes                                                                          2,887,269          2,547,927
---------------------------------------------------------------------------------------------------------------------------
            TOTAL LIABILITIES                                                                 33,038,640         41,069,650
---------------------------------------------------------------------------------------------------------------------------
Commitments                                                                                         --                 --
SHAREHOLDERS' EQUITY:
  Preferred stock, authorized 1,000,000 shares, none issued                                         --                 --
  Common stock, no par value, authorized 10,000,000 shares, issued 7,633,859 shares at
   January 2, 1999 and January 3, 1998 outstanding 7,276,059 and 7,633,859 shares
   at January 2, 1999 and January 3, 1998 respectively                                        22,955,462         22,955,462
  Retained earnings                                                                           14,884,644         17,184,095
---------------------------------------------------------------------------------------------------------------------------
                                                                                              37,840,106         40,139,557
            Less common stock in treasury, at cost:
            357,800 shares                                                                      (201,441)              --
---------------------------------------------------------------------------------------------------------------------------
            TOTAL SHAREHOLDERS' EQUITY                                                        37,638,665         40,139,557
---------------------------------------------------------------------------------------------------------------------------
            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      $ 70,677,305       $ 81,209,207
===========================================================================================================================


See Notes to Financial Statements.

STATEMENT OF CASH FLOWS                              D.I.Y. Home Warehouse, Inc.


for the years ended January 2, 1999,
January 3, 1998 and December 28, 1996                                     1998               1997              1996
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                  $ (2,299,451)      $  2,872,070       $  3,785,186
  Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
     Depreciation and amortization                                      4,504,100          3,372,876          3,201,110
     Deferred income tax expense                                         (924,683)         1,037,230            818,428
     Common shares issued under Retainer Stock Plan                          --               13,457             29,484
     Net (gain) loss on disposal of property                                3,649           (214,675)              --
  Changes in operating assets and liabilities:
   Refundable federal income taxes                                       (340,582)          (117,275)          (248,688)
   Merchandise inventories                                              8,895,035         (1,694,631)         1,466,668
   Prepaid expenses and other assets                                       66,264             55,575           (141,350)
   Other assets                                                            88,978            102,554            107,738
   Accounts payable                                                    (2,152,404)        (1,663,416)          (789,444)
   Accrued income taxes                                                  (235,644)          (177,980)          (148,105)
   Accrued expenses and other liabilities                                 (13,885)           765,396            311,892
-----------------------------------------------------------------------------------------------------------------------
            NET CASH PROVIDED BY OPERATING ACTIVITIES                   7,591,377          4,351,181          8,392,919
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property and equipment                                (1,434,769)        (3,599,180)        (1,745,975)
  Proceeds from sale of property                                             --              850,911               --
-----------------------------------------------------------------------------------------------------------------------
            NET CASH USED IN INVESTING ACTIVITIES                      (1,434,769)        (2,748,269)        (1,745,975)
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments, notes payable                                      (300,000)          (300,000)              --
  Principal payments under capital lease obligations                     (160,739)          (157,624)           (56,970)
  Principal payments of long-term debt                                 (9,266,833)        (1,540,247)          (597,511)
  Proceeds from revolving credit                                       12,384,153          9,000,000          4,000,000
  Principal payments, revolving credit                                 (8,625,000)        (8,625,000)       (11,300,000)
  Purchase of treasury stock                                             (201,441)              --                 --
-----------------------------------------------------------------------------------------------------------------------
            NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES        (6,169,860)        (1,622,871)        (7,954,481)
-----------------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                 (13,252)           (19,959)        (1,307,537)
Cash and cash equivalents, beginning of year                              141,401            161,360          1,468,897
-----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                               $    128,149       $    141,401       $    161,360
=======================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest                                             $  1,907,064       $  2,146,071       $  2,571,345
=======================================================================================================================
  Cash paid for income taxes                                         $    456,288       $  1,446,974       $  2,146,248
=======================================================================================================================
SUPPLEMENTAL INVESTING AND FINANCING INFORMATION:
  Capital lease obligations incurred                                 $       --         $     23,310       $    815,988
=======================================================================================================================

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS                        D.I.Y. Home Warehouse, Inc.

1. Organization and Summary of Significant
   Accounting Policies

   D.I.Y. Home Warehouse, Inc. (DIY or the Company) operates retail warehouse-format home improvement centers that sell products primarily to do-it-yourself home repair and remodeling customers. The Company's "DIY Home Warehouse" stores are located in Northeast Ohio and range in size from 66,000 to 109,000 square feet of enclosed selling space and 12,000 to 20,000 square feet of outside selling space.
   The significant accounting policies followed in the preparation of the accompanying financial statements are summarized below.


Fiscal Year
   The Company's fiscal year is comprised of 52 or 53 weeks, ending on the Saturday nearest December 31. Unless otherwise stated, references to the years 1998, 1997 and 1996 relate to the fiscal years ended January 2, 1999, January 3, 1998 and December 28, 1996, respectively. Fiscal year 1997 consisted of 53 weeks. Fiscal years 1998 and 1996 consisted of 52 weeks.

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

Advertising Costs
   Advertising and promotion costs are charged to operations in the year incurred. Advertising expense was $2,624,787, $2,181,935 and $2,064,058 in 1998,
1997 and 1996, respectively.

Store Closing and Development Costs

Store Closing Costs
-------------------
   In the fourth quarter of 1998, the Company announced the closing of two of its stores. The Company incurred $1,837,703 in the fourth quarter to close these stores. Also included in these costs are the write down of long-lived assets of these two stores to their net realizable value.

Store Development Costs
-----------------------
   The Company incurred $305,691 and $1,436,416 related to store development costs for the fiscal years ended January 2, 1999 and January 3, 1998. During 1997, management assessed the business strategies and opportunities of the Company to differentiate itself in the warehouse-format home improvement retail market. This comprehensive process related in the development of new merchandising, marketing and other strategic initiatives to strengthen the Company's market position. Select marketing and merchandising programs were implemented on a Company-wide basis during 1997 and the first quarter of 1998. Certain of the costs incurred in 1997 and 1998 relate to the development and creative design of these strategic concepts while other costs pertain to implementation including marketing, advertising, promotions and payroll costs.

Property, Equipment and Depreciation
   Property and equipment are stated at cost and are depreciated for financial reporting purposes using the straight-line method over estimated useful lives of thirty-nine years for buildings and five to ten years for furniture, fixtures and equipment. Leasehold improvements are amortized by the straight-line method over the initial term of the lease. At retirement or sale, the cost of the assets and related accumulated depreciation are removed from the appropriate accounts, and any resulting gain or loss is included in current income. Routine maintenance, repairs and renewals are expensed as incurred. Renewals and betterments which substantially increase the life of property and equipment are capitalized.
   As discussed under store development and closing costs, the Company announced the closing of two of its stores during the fourth quarter of 1998. The Company closed the retail operations of these stores at the end of January 1999. The Company is actively marketing the one location owned by the Company. Included in property and equipment, net on the balance sheet are net assets of approximately $3.8 million held for resale. The Company estimates the net proceeds of the sale will approximate the property's net book value.

Earnings Per Share
   Earnings per share have been computed according to Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." The denominators for calculating the Company's basic and diluted earnings per share are identical as all common stock equivalents are anti-dilutive as of January 2, 1999, January 3, 1998 and December 28, 1996.

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

Reclassifications
   Certain prior year balances have been reclassified to conform to current year presentation.

2.  DEBT
   The Note payable, affiliate of $300,000 represents a note payable to Edgemere Enterprise, Inc., an entity owned by the Company's majority shareholder, which is due on demand. The note bears interest at three-quarters of one percent above the base lending rate of Comerica Bank and is subordinated to the Company's revolving credit facility and other debt with its banks. In April 1998 and 1997, the Company made principal payments of $300,000 each on the Note payable, affiliate in accordance with the terms of the subordination agreement with the Company's banks. Interest expense on the Note payable, affiliate was $31,526, $64,295 and $82,544 in 1998, 1997 and 1996, respectively.
   On October 27, 1998, the Company terminated its existing Revolving Credit Agreement with its two banks and entered into a new Credit and Security Agreement (Credit Agreement) with a bank. The new Credit Agreement provides for borrowings up to $20,000,000 pursuant to a formula based upon the Company's inventories with interest at the Company's option of either LIBOR or the prime rate for specified maturities adjusted by varying points in accordance with the Security Agreement. The new Credit Agreement extends through October 27, 2001. A commitment fee of .375 percent per annum is charged on the unused credit facility. Borrowings under the new Credit Agreement are collateralized substantially by all of the Company's assets, except for real estate.
   Concurrent with signing the new Credit Facility, the Company negotiated amendments to its existing Mortgage Loans which allowed the Company to convert its variable and half of its fixed Mortgage Loans aggregating $8,471,032 to borrowings under the new Credit Agreement.
   The Company had $10,134,153 and $6,375,000 outstanding on the Company's credit facilities at January 2, 1999 and January 3, 1998, respectively at weighted average annual interest rates of 7.2 percent at January 3, 1999 and 7.3 percent at January 3, 1998.

   Long-term debt consists of the following:

                                                                                        1998              1997
                                                                                     -----------------------------
Mortgage loans due in monthly installments of $98,206 including principal and interest at 10.3 percent per annum, due January 1,
  2005, collateralized by certain real property. On December 23, 1999, the interest rate adjusts to 2.5 percent plus the then
  current 5 year Treasury Securities yield                                           $ 3,821,737      $ 8,182,770

Mortgage loans due in monthly installments of $34,796 including principal and interest at 9.28 percent per annum, due May 1, 2005 collateralized by certain real property. On April 28, 2000, the interest rate adjusts to 2.5 percent
  plus the then current 5 year Treasury Securities yield                               1,441,494        3,086,303

Mortgage loans, converted to new credit facility on October 27, 1998                        --          3,260,992

Capital lease obligations (Note 4)                                                       463,966          624,704
-----------------------------------------------------------------------------------------------------------------
Long-term debt                                                                         5,727,197       15,154,769
Less current maturities of long-term debt                                              1,288,330          946,183
-----------------------------------------------------------------------------------------------------------------
Long-term debt, net of current maturities                                            $ 4,438,867      $14,208,586
=================================================================================================================

   Principal amounts of long-term debt payable, including capital lease obligations in fiscal years 1999 through 2003 are $1,288,330, $1,423,782, $1,461,492, $1,474,663, and $78,930, respectively.
   During fiscal years 1998, 1997 and 1996, interest expense was $1,865,949, $2,170,060 and $2,491,845, respectively.
   The carrying amount of the Company's notes payable and borrowings under the revolving credit facility approximate fair value. The fair value of the Company's long-term debt was estimated using a discounted cash flow analysis based on the Company's current incremental borrowing rate for similar types of borrowing arrangements. The carrying value of this debt, $5,727,197, was estimated to have a fair value of $6,100,000 at January 2, 1999.
   The terms of the new credit facility and amended mortgage loans require the Company to meet certain financial covenants and limit the level of additional indebtedness.


3. INCOME TAXES

   Income taxes include the following:

                          1998              1997            1996
                     ----------------------------------------------
Federal              $   622,968)      $   935,053      $ 1,307,458
Deferred                (933,162)          761,469          859,083
State and local             --             283,034          403,029
-------------------------------------------------------------------
                     $(1,556,130)      $ 1,979,556      $ 2,569,570
===================================================================

   A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate follows:

                                                            1998        1997       1996
                                                           ----------------------------
Statutory federal income tax rate                          (34.0)%      34.0%      34.0%
State and local income taxes, net of federal benefit        (6.3)        6.2        6.2
Tax credits and other                                       (0.1)        0.6        0.2
---------------------------------------------------------------------------------------
Effective income tax rate                                  (40.4)%      40.8%      40.4%
=======================================================================================

   Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The deferred tax assets (liabilities) shown on the balance sheet are as follows:

                                            1998             1997
                                       -----------------------------
Depreciation                           $(2,837,837)      $(2,537,061)
LIFO                                      (169,113)         (225,485)
Accrued liabilities                        876,045           297,896
State income tax                           129,546           195,288
Net operating loss carry forwards          656,680              --
--------------------------------------------------------------------
  Net deferred tax (liability)         $(1,344,679)      $(2,269,362)
====================================================================

   The Company has available net operating loss carryforwards of approximately $591,000 and $2,240,000 for federal and state income taxes, respectively, which expire principally in year 2018 (federal) and in year 2013 (state). In addition, the Company has available Alternate Minimum Tax credit carryforwards of approximately $202,000 which may be used indefinitely to reduce federal income taxes.

4. LEASES AND COMMITMENTS
   The Company leases eight retail stores, its corporate offices and warehouse under operating leases. In addition, two of the Company's retail stores are subject to land leases. The Company's operating leases have remaining terms from 1 to 10 years and have renewal options varying from 10 to 45 years. Six leases require additional lease payments based upon a percentage of sales above certain sales levels. There were no percentage lease payment requirements for fiscal year 1998. Percentage lease payments were $24,090 and $42,463 in 1997 and 1996, respectively.
   In 1996, the Company entered into a capital lease for a new computer management information computer system. The lease is for 5 years and the lease can be renewed or the assets purchased at the end of the initial lease term.
   Future minimum rental payments required under operating and capital leases that have non-cancelable lease terms in excess of one year and sublease rentals due the Company under non-cancelable subleases are as follows:

                                                         Capital
                            Operating Leases             Leases
                    ---------------------------------
                      Lease     Sublease       Net
                    Payments     Rental      Payments
                    ---------------------------------
Year ending:
   1999             $3,943,403   $166,380   $3,777,023   $207,900
   2000              3,737,826    153,195    3,584,631    207,900
   2001              3,593,138    159,800    3,433,338     87,172
   2002              2,589,374    119,000    2,470,374
   2003              1,828,729       --      1,828,729
   Later years       5,249,330       --      5,249,330
-----------------------------------------------------------------
  Total minimum
   lease payments   $20,941,800  $598,375   $20,343,425  $502,972
=======================================================
  Less amounts
   representing interest                                   39,006
-----------------------------------------------------------------
  Present value of net
   minimum lease
   payments                                              $463,966
=================================================================

   Total net rental expense for all operating leases for the years ended January 2, 1999, January 3, 1998 and December 28, 1996 was approximately $3,990,000, $3,943,000 and $3,738,000, respectively. Rental expense is net of sublease rental income of $187,500, $185,510 and $252,000 for the years ended January 2, 1999, January 3, 1998 and December 28, 1996, respectively.
   The Company leased four of its retail stores from the Company's majority shareholder or entities affiliated with him during fiscal years 1998, 1997 and 1996. The majority shareholder sold one of the retail stores to a third party during the fourth quarter of 1998. Rents associated with these leases were $1,784,555, $1,873,992 and $1,837,403 for the years ended January 2, 1999,
January 3, 1998 and December 28, 1996, respectively.


5. STOCKHOLDERS' EQUITY
Treasury Stock
   On November 11, 1998, the Company received an unsolicited offer from a brokerage firm on behalf of an existing shareholder to sell 357,800 shares of the Company's stock (the "Shares") at $9/16 ($0.563). At that time, due to the timing of the proposed transaction, the Company did not participate in the proposed sale and the shares were acquired by the Company's Chairman and Controlling Stockholder. On November 23, 1998, the Company accepted the Controlling Stockholder's offer to sell the Shares to the Company at the price per share which the Controlling Stockholder paid. The Company's decision to purchase the Shares was based on the Company's conclusion that the purchase would enhance shareholder value. The Company's lender approved the purchase of the Shares. The Company also announced that it has no present intention to acquire additional shares of its stock.

Stock Options
   The Company has a Long Term Incentive Plan (the "Plan") which reserves 1,350,000 shares of the Company's authorized common stock for issuance. The Plan provides for the granting of incentive stock options to purchase shares of common stock at a price not less than 100% of the fair market value of the stock on the dates options are granted. Options granted under the Plan vest over three to five years at the rate of 33% to 20% each year and expire no more than ten years from the date of grant. On May 21, 1997, the Company's Board of Directors authorized an amendment to outstanding stock option awards to reprice such stock options at an exercise price equal to the fair market value of the stock as of that date. As a result, 796,000 options were repriced at the fair market value on May 21, 1997. The vesting period of such options was re-established to vest over 3 years at a rate of one-third per year. A summary of the Company's stock option activity and related information for fiscal years 1998, 1997 and 1996 is as follows:

                                                                      Average Option
                                                        Stock Option  Price Per Share
                                                        -----------------------------
Outstanding at December 30, 1995                           673,000       $   10.18
  Granted                                                  159,000            4.62
  Canceled                                                 (31,000)           8.39
------------------------------------------------------------------
Outstanding at December 28, 1996                           801,000            9.15
  Granted                                                  237,500            3.75
  Canceled                                                 (40,500)           7.76
  Canceled in connection with stock option repricing      (796,000)           8.88
  Granted in connection with stock option repricing        796,000            3.56
------------------------------------------------------------------
Outstanding at January 3, 1998                             998,000       $    3.68
  Granted                                                     --               --
  Canceled                                                (113,000)           4.10
------------------------------------------------------------------
Outstanding at January 2, 1999                             885,000            3.63
==================================================================================

                                                                 1998             1997             1996
                                                                 --------------------------------------
Options exercisable at end of year                               298,641           11,400          286,300
Weighted-average option price per share
  of options exercisable                                        $   3.75         $  11.66         $  10.65
Exercisable price per share for options at end of year:
   Exercisable                                                  $3.56 to         $4.69 to         $6.44 to
                                                                $  16.13         $  16.13         $  16.13
   Outstanding                                                  $3.56 to         $3.56 to         $3.63 to
                                                                $  16.13         $  16.13         $  16.13
Weighted-average remaining contractual life (years):
   Exercisable                                                      3.25             1.50             2.50
   Outstanding                                                      3.25             4.25             3.00
Options available for future grant                               465,000          352,000          549,000

   The Company applies APB Opinion Number 25 and related interpretations in accounting for its stock option plan. Accordingly, since all options are granted at a fixed price not less than the fair market value of the Company's common stock on the date of grant, no compensation expense has been recognized relative to its stock option plan. Had compensation expense for the Company's stock-based plan been determined based on the fair value at the 1998, 1997 and 1996 grant dates for awards under the plan consistent with the method of FASB Statement Number 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                             1998            1997            1996
                                        -------------------------------------------
Net income (loss)    As Reported        $(2,299,451)      $2,872,070     $3,785,186
                     Pro Forma          $(2,565,906)      $2,664,621     $3,683,661
Earnings (loss)
  per common share   As Reported             $(0.30)           $0.38          $0.50
                     Pro Forma               $(0.34)           $0.35          $0.48

   The fair value of each option granted during fiscal years 1997 and 1996 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. There were no options granted in fiscal year 1998.

                                          1997                       1996
                           -------------------------------------------------
                           Shares Subject     Shares Not Subject
                            to Repricing         to Repricing
                           -------------------------------------------------
Risk free interest rates        6.46%              6.2 - 6.5%     5.4 - 5.7%
Expected life (years)              4                   5              5
Volatility                        37%                 38%            36%
Dividend yield                     0%                  0%             0%

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


6. EMPLOYEE BENEFIT PLAN
   The Company has a contributory 401(k) savings and investment plan for all employees who have obtained certain age and length of service requirements. Eligible employees may contribute up to 15 percent of their compensation to the plan, subject to any limitations imposed by federal income tax regulations. The Company partially matches participants' contributions. Effective February 1, 1997 the matching cash contribution was increased to 66 percent of a participant's contribution from 33.3 percent up to 6 percent of their compensation. Each employee controls the investment of funds credited to their respective account. Company contributions to this plan were $410,000, $476,051 and $211,789 for fiscal years 1998, 1997 and 1996, respectively.


7. QUARTERLY FINANCIAL DATA (UNAUDITED)

1998                           1st                 2nd                3rd                 4th                Total
                           ------------------------------------------------------------------------------------------
Net sales                  $37,412,172         $56,334,029        $42,900,050         $35,954,163        $172,600,414
Gross profit                10,684,252          14,458,674         11,267,626           8,974,521          45,385,073
Net income (loss)             (797,045)            885,394           (337,491)         (2,050,309)         (2,299,451)
Earnings (loss) per
  common share                  $(0.10)              $0.12             $(0.04)             $(0.27)             $(0.30)
Weighted average
  common shares
  outstanding                7,633,859           7,633,859          7,633,859           7,476,584           7,594,540

The sum of the 1998 quarterly earnings (loss) per common shares does not equal fiscal 1998 earnings (loss) per common share due to the effects of rounding.

1997                           1st                 2nd                3rd                 4th                Total
                           ------------------------------------------------------------------------------------------
Net sales                  $39,652,011         $66,857,265        $56,461,962         $47,228,660       $210,199,898
Gross profit                11,661,430          17,383,294         15,088,857          13,441,466         57,575,047
Net income (loss)              (89,616)          1,969,304            882,708             109,674          2,872,070
Earnings (loss) per
  common share                  $(0.01)              $0.26              $0.12               $0.01              $0.38
Weighted average
  common shares
  outstanding                7,633,719           7,633,859          7,633,859           7,633,859          7,633,825


REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors
D.I.Y. Home Warehouse, Inc.

   In our opinion, the accompanying balance sheets and the related statements of income, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of D.I.Y. Home Warehouse, Inc. at January 2, 1999 and January 3, 1998, and the results of its operations and its cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
February 12, 1999

SELECTED FINANCIAL DATA AND OPERATING HIGHLIGHTS     D.I.Y. Home Warehouse, Inc.

                                                                                     Fiscal Year
                                                            ------------------------------------------------------------
(Amounts in thousands, except per share data)                  1998         1997(1)       1996         1995         1994
-------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
  Net sales                                                 $172,600      $210,200     $212,068     $178,008     $136,369
  Cost of sales                                              127,215       152,625      156,612      128,672       98,202
-------------------------------------------------------------------------------------------------------------------------
  Gross profit                                                45,385        57,575       55,456       49,336       38,167
  Store operating, general and administrative expenses        45,336        49,586       46,954       40,935       30,333
  Store preopening costs                                        --            --           --          1,778        1,200
  Store closing and development costs                          2,143         1,436         --           --           --
  Other expense (income), net                                  1,761         1,701        2,147        1,431         (101)
-------------------------------------------------------------------------------------------------------------------------
  Income (loss) before income taxes (benefit)                 (3,855)        4,852        6,355        5,192        6,735
  Income taxes (benefit)                                       1,556         1,980        2,570        2,082        2,654
-------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                         $ (2,299)     $  2,872     $  3,785     $  3,110     $  4,081
=========================================================================================================================
  Earnings (loss) per common share, basic and diluted       $  (0.30)     $   0.38     $   0.50     $   0.41     $   0.54
=========================================================================================================================
  Weighted average common shares outstanding                   7,595         7,634        7,627        7,625        7,625
=========================================================================================================================

(1) Fiscal year 1997 consisted of 53 weeks; all other years reported consisted of 52 weeks.



                                                           1998           1997           1996            1995            1994

------------------------------------------------------------------------------------------------------------------------------
SELECTED OPERATING DATA
  Number of stores open at end of period                        14             16             16             16             11
  Interior selling square footage at end of period       1,189,000      1,369,000      1,353,000      1,353,000        918,000
  Comparable store sales increase (decrease)                 (17.9)%           (2)%            7%            (5)%            8%
  Number of employees                                        1,009          1,254          1,334          1,325            939

(Amounts in thousands)                                     1998           1997           1996            1995            1994
------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (AT PERIOD END)
Working capital                                         $   18,841     $   23,851     $   20,889     $   23,297       $ 20,769
Total assets                                                70,677         81,209         79,764         83,500         58,519
Notes payable and current maturities of long-term debt       1,588          1,546          1,698          1,452          1,820
Long-term debt                                              14,573         20,584         22,031         29,415         14,767
Shareholders' equity                                        37,639         40,140         37,254         33,439         30,330