Form 10-K405, Exhibit 13
period 2000-01-01
DIY HOME WAREHOUSE INC
filed 2000-03-31
CIK 899595

                                                                  EXH 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------

RESULTS OF OPERATIONS
The following table sets forth, for the years indicated, certain information derived from the Company's Statement of Operations expressed in dollars (000's) and as a percentage of net sales. The financial information and the discussion and analysis which follows should be read in conjunction with the accompanying consolidated financial statements, including the notes thereto, for each of the three years in the period ended January 1, 2000.

                                                         ---------------------------------------------------------------------
                                                                  1999                     1998                   1997
------------------------------------------------------------------------------------------------------------------------------
Net sales                                                $ 128,478     100.0%    $ 172,600      100.0%    $ 210,200     100.0%
Cost of sales                                               94,830      73.8       127,215       73.7       152,625      72.6
------------------------------------------------------------------------------------------------------------------------------
     Gross profit                                           33,648      26.2        45,385       26.3        57,575      27.4
Store operating, general and administrative expenses        33,373      26.0        45,336       26.3        49,586      23.6
Store closing and development costs                          2,082       1.6         2,143        1.2         1,436       0.7
------------------------------------------------------------------------------------------------------------------------------
     Operating (loss) income                                (1,807)     (1.4)       (2,094)      (1.2)        6,553       3.1
Other expense, net                                             918       0.7         1,761        1.0         1,701       0.8
------------------------------------------------------------------------------------------------------------------------------
     (Loss) income before income tax (benefit) expense      (2,725)     (2.1)       (3,855)      (2.2)        4,852       2.3
Income tax (benefit) expense                                (1,093)     (0.9)       (1,556)      (0.9)        1,980       0.9
------------------------------------------------------------------------------------------------------------------------------
     Net (loss) income                                   $  (1,632)     (1.3)%   $  (2,299)      (1.3)%   $   2,872       1.4%
==============================================================================================================================

References to the years 1999, 1998 and 1997 relate to the fiscal years ended January 1, 2000, January 2, 1999 and January 3, 1998, respectively. Fiscal 1999 and 1998 consisted of 52 weeks while fiscal 1997 consisted of 53 weeks.

Fiscal 1999 Compared to Fiscal 1998

  Net sales decreased by $44.1 million or 25.6% to $128.5 million during 1999 from $172.6 million during 1998. Continuing store sales, which exclude the results of the two stores closed during the fourth quarter of 1998 and the three stores closed during the second quarter of 1999 for both periods, decreased $18.3 million or $13.4% to $118.1 million in 1999 to $136.4 million in 1998. The decrease in net sales between the two periods was the result of additional competition from national warehouse retailers in the Company's markets.
  The Company anticipates that net sales for fiscal year 2000 will be below the net sales recorded during 1999.
  Gross profit decreased by $11.7 million or 25.9% to $33.6 million in 1999 from $45.4 million in 1998. Negatively impacting gross profit during 1999 was $1.8 million of inventory markdown costs included in cost of sales related to the liquidation of the merchandise inventory at the three stores closed during the second quarter of 1999. In comparison, 1998's gross profit was negatively impacted by $.8 million of inventory markdown costs included in cost of sales related to the liquidation of the merchandise inventory at the two stores closed during the fourth quarter of fiscal 1998. Continuing store gross profit as a percentage of net sales, which excludes the results of the five closed stores for both periods, increased to 27.8% in 1999 from 27.0% in 1998. The increase in the continuing store gross profit percentage between the two periods reflects the positive impact of the Company's merchandising mix adjustment.
  The Company anticipates that gross profit as a percentage of net sales for fiscal year 2000 will be comparable with the gross profit as a percentage of net sales experienced during 1999.
  Store operating, general and administrative expenses decreased $12.0 million or 26.4% to $33.4 million in 1999 from $45.3 million in 1998. Continuing stores operating, general and administrative expenses as a percentage of net sales, which exclude the results of the five closed stores for both periods, decreased to 26.1% in 1999 from 26.4% in 1998. The decrease in the continuing stores operating, general and administrative expenses as a percentage of net sales between the two periods reflects the Company's continued management of controllable expenses despite lower sales volume against which to leverage such costs. This management of controllable expenses included lower personnel costs resulting from reduced store and corporate staffing levels, decreased advertising expenditures, a reduction in the utilization of outside services and an overall reduction in general operating expenses.
  The Company anticipates that store operating, general and administrative expenses for fiscal year 2000 will be below the store operating, general and administrative expenses recognized during 1999.
  During the first quarter of 1999, the Company recognized $.3 million of store closing costs from the Bedford, Ohio and Canton, Ohio stores that were closed during the fourth quarter of 1998. These expenses were recorded in the store closing and development costs line item of the Company's operating statement.
  During the second quarter of 1999, the Company announced the closure of three stores located in Boardman, Ohio; Mansfield, Ohio; and Akron, Ohio. Concurrent with the announcement, the Company sold the land and buildings of its Mansfield and Canton stores for $8.6 million, resulting in a pre-tax gain of $1.9 million. The gain on the sale of the property was offset by the expenses to close the three stores which included a $2.6 million write-off of leasehold improvements and property and equipment, a $.5 million lease termination fee and other store closing costs of $.2 million. The gain on the sale of property as well as the offsetting expenses were recorded in the store closing and development costs line item of the Company's operating statement.
  During the fourth quarter of 1999, the Company removed kitchen displays from its stores in connection with the repositioning of its merchandising mix, resulting in a $.4 million charge. These expenses were recorded in the store closing and development costs line item of the Company's operating statement.
  Other expense, net decreased $.8 million or 47.9% to $.9 million during 1999 from $1.8 million during 1998. The decrease in other expense, net primarily reflects the $1.0 million reduction in mortgage interest expense between the two periods. During 1999, the Company utilized the proceeds from the sale of property as well as its revolving credit facility to extinguish the remainder of its outstanding mortgage loans. The reduction in mortgage interest expense between 1999 and 1998 was partially offset by a $.2 million increase in revolving credit facility interest expense.
  The Company anticipates that other expense, net for fiscal year 2000 will be below the other expense, net recorded during 1999.
  The $1.1 million in income tax benefit recorded during 1999 was comprised of $.8 million of current federal income tax and $.3 million of deferred tax benefits. The Company has available net operating loss carryforwards of approximately $1.6 million and $5.6 million for federal and state income taxes, respectively. The federal income tax net operating loss carryforwards will expire principally in the year 2019. Similarly, of the $5.6 million in state income tax net operating loss carryforwards, approximately $2.0 million will expire principally in the year 2013 with the remainder expiring principally in the year 2014. In addition, the Company has available Alternate Minimum Tax credit carryforwards of approximately $.2 million which may be used indefinitely to reduce federal income taxes. The effective tax benefit rate was 40.1% in 1999 compared to an effective tax benefit rate of 40.4% in 1998.

Fiscal 1998 Compared to Fiscal 1997

  Fiscal 1998 consisted of 52 weeks compared to 53 weeks in fiscal 1997. Net sales decreased by $37.6 million or 17.9%, from $210.2 million in 1997 to $172.6 million in 1998. Comparable store sales were impacted by additional national warehouse competition in a majority of the Company's markets.
  Gross profit decreased by $12.2 million, or 21.2%, from $57.6 million in 1997 to $45.4 million in 1998. Gross profit percentage, as a percentage of net sales, was 26.3% in 1998 compared to 27.4% in 1997. The decrease in gross margin percentage was impacted by the liquidation sales related to closing two stores during the fourth quarter of 1998. (See discussion below on store closings.) Also, a decrease in vendor rebates and discounts resulting from decreased inventory purchases in 1998 compared to 1997 impacted the 1998 gross margin. During 1998, the Company continued to focus on enhancing the balance sheet by reducing inventory levels. As a result, inventory purchases in 1998 were approximately $37.0 million lower than purchases during 1997.
  Store operating, general and administrative expenses decreased $4.3 million, or 8.6%, to $45.3 million in 1998 from $49.6 million in 1997. The decrease is due to the Company's ongoing efforts to reduce operating costs. As a percentage of net sales, store operating, general and administrative expenses increased to 26.3% in 1998 compared to 23.6% in 1997 due to lower sales on which to leverage these expenses.
  During the first quarter of 1998, the Company incurred approximately $.3 million in store development costs as part of completing new merchandising, marketing and other strategic initiatives implemented in year 1997.
  During the fourth quarter of 1998, the Company closed two of its stores. The Company incurred $1.8 million to close the two stores in the fourth quarter of 1998. Included in the costs are approximately $.7 million related to the write down of long lived assets of these two stores to their net realizable value. The remainder represents the operating costs incurred to close these stores.
  Other expense, net of $1.7 million, remained relatively the same in 1998 compared to 1997. However, interest expense decreased by approximately $.3 million from $2.2 million in 1997 to $1.9 million in 1998 due primarily to the benefit of reduced debt levels on average amounts outstanding under the Revolving Credit Agreement and Mortgage Loans which were approximately $18.2 million during 1998 compared to $22.5 million during 1997. The interest expense decrease was offset by the gain of $.2 million on the sale of property in 1997.
  The income tax benefit of $1.6 million for 1998 consisted of approximately $.6 million of current federal income taxes, and $1.0 million of deferred tax benefits. The Company has available net operating loss carryforwards of approximately $.6 million and $2.2 million for federal and state income taxes, respectively, which expire principally in year 2018 (federal) and in year 2013 (state). In addition, the Company has available Alternate Minimum Tax credit carryforwards of approximately $.2 million which may be used indefinitely to reduce federal income taxes.
  The effective tax benefit was 40.4% in 1998 compared to an effective tax expense rate of 40.8% in 1997.

LIQUIDITY AND CAPITAL RESOURCES

  The Statement of Cash Flows reflects cash inflows and outflows from the Company's operating, investing, and financing activities. The Company's primary capital needs are to finance merchandise inventories. The Company believes its existing resources, including cash and cash equivalents, internally generated funds and bank credit facilities will be sufficient to meet working capital requirements for the next 12 months.

Cash Flows from Operating Activities

  During the year ended January 1, 2000, operating activities provided net cash of $3.0 million. The primary sources of cash from operating activities included a $7.2 million reduction in merchandise inventories, $3.3 million from depreciation and amortization and a $2.6 million loss on the write-off of leasehold improvements and property and equipment related to the three stores closed during 1999. Partially offsetting these positive cash flow items were the $3.9 million decrease in accounts payable, the $3.3 million decrease in accrued expenses and other liabilities, the $1.9 million gain on the sale of certain closed stores' property and the Company's $1.6 million net loss for 1999.
  During the year ended January 2, 1999, operating activities provided net cash of approximately $7.6 million. The primary source of cash from operating activities was $3.7 million from depreciation and amortization and $8.9 million from reducing inventories, offset by $2.2 million to reduce accounts payable and the Company's net loss of $2.3 million.
  During the year ended January 3, 1998, operating activities provided net cash of $4.4 million. The primary source of cash from operating activities was $6.2 from net income plus depreciation and amortization. The primary use of cash was $1.7 million to fund the increase in merchandise inventories and $1.7 million to reduce accounts payable.

Cash Flows from Investing Activities

  Net cash provided by investing activities increased by $9.2 million to $7.8 million during 1999 from net cash used in investing activities of $1.4 million during 1998. The increase in cash provided by investing activities between the two periods was due primarily to the $8.1 million in net proceeds from the sale of land and buildings of the Company's former Mansfield and Canton stores. Net cash provided by investing activities during 1999 was also positively impacted by the absence of $1.1 million in additional capital expenditures experienced during 1998.
  Net cash used in investing activities was $1.4 million and $2.7 million in 1998 and 1997, respectively. Capital expenditures incurred in 1998 and 1997 of $1.4 million and $3.6 million relate primarily to store development costs associated with the comprehensive renovations of certain store locations. Capital expenditures during 1997 were offset by $.8 million from the sale of several parcels of property.

Cash Flows from Financing Activities

  Net cash used in financing activities increased by $4.4 million to $10.6 million during 1999 from $6.2 million during 1998. The increase in net cash used in financing activities between the two periods primarily reflects the $8.6 million increase in net payments against the Company's revolving credit facility, partially offset by a $4.0 million decrease in mortgage loan payments. As noted previously, the Company sold the land and buildings of its former Mansfield and Canton stores for $8.6 million during 1999. These proceeds, combined with an overall reduction in the utilization of the revolving credit facility due to lower inventory purchase levels, enabled the Company to reduce the outstanding balance of its revolving credit facility and extinguish the remaining outstanding balances on its mortgage loans.
  Net cash used in financing activities increased by $4.6 million from $1.6 million during 1997 to $6.2 million during 1998. The increase in net cash used in financing activities between the two periods was due primarily to the reduction in net borrowings under the revolving credit and mortgage loans of approximately $4.3 million as a result of lower inventory purchases. Net cash used in financing activities of $1.6 million in 1997 was primarily a result of net principal payments on the Company's mortgage loans, note payable and capital lease obligations.
  On October 27, 1998, the Company entered into a Credit and Security Agreement (Credit Agreement) with a bank. The Credit Agreement provides for borrowings up to $20.0 million pursuant to a formula based upon the Company's inventories with interest at the Company's option of either LIBOR or the prime rate for specified maturities adjusted by varying points in accordance with the Security Agreement. The Credit Agreement extends through October 27, 2001. A commitment fee of .375% per annum is charged on the unused credit facility. Borrowings under the new Credit Agreement are collateralized substantially by all of the Company's assets, other than real estate.
  The terms of the Credit Agreement require the Company to meet certain financial covenants, and limit the level of additional indebtedness. The Company was in compliance with all restrictive covenants of the Credit Agreement at January 1, 2000.
  The Company had $5.3 million and $10.1 million outstanding under its 3 revolving credit facilities at January 1, 2000 and January 2, 1999, respectively.

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

Competition

  The home improvement, hardware and garden businesses are all highly competitive. The Company competes against traditional hardware, plumbing, electrical and home supply retailers, as well as warehouse-format and discount retail stores and many of the Company's competitors have substantially greater resources than the Company. Builders Square and Lowe's Company have had stores in the Company's markets since 1985 and 1994, respectively. However, Builders Square filed for Chapter 7 bankruptcy protection and exited the Northeastern Ohio marketplace during 1999. Lowe's has continued to expand, opening additional locations in 1996, 1997 and 1998. In the fourth quarter of 1997 and continuing through 1999, Home Depot began operations in several of the Company's markets. Both Home Depot and Lowe's have announced further expansion plans in 2000. In addition, there has been increasing consolidation within the home improvement industry, which may provide certain entities increased competitive advantages. Specifically, increased competition including, but not limited to, additional competitors' store locations, price reductions, and advertising and marketing campaigns could have a material adverse effect on the Company's business.

Seasonality

  The Company's business is seasonal in nature. On a per store basis, the Company generally experiences its lowest sales during the first and fourth quarters of each fiscal year. The Company believes the seasonality is caused by the effect of winter weather on consumers' willingness to undertake outdoor home improvement projects and the lack of significant sales of lawn and garden products during the first and fourth fiscal quarters. In addition, a longer or harsher period of winter weather than is usual in the Company's markets, or an excessively rainy or unseasonably cold spring season, could have a material adverse effect on the Company's sales. On a per store basis, the Company generally experiences its highest sales during the second and third quarters. However, gross profit margins are lower during the second quarter than in the third quarter due to higher sales of lawn and garden and lumber and building materials which generally carry lower gross profit margins than the Company's average gross profit margin. The Company's gross profit margins on furniture, plumbing, electrical and hardware are generally higher than the Company's average gross profit margin, and sales of such products are not as seasonal as sales of lawn and garden and building material products.
  The Company's quarterly results of operations may also fluctuate materially depending on the timing of new store openings, closings and store development activities.

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

Year 2000 Issue

  BACKGROUND. Some computers, software, and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems were widely expected to increase in frequency and severity into and beyond 2000, and are commonly referred to as the "Millennium Bug" or "Year 2000 Problem."
  ASSESSMENT. The Company completed its review of its internal computer programs and systems prior to January 1, 2000 to ensure that the programs and systems would be Year 2000 compliant. Upon entering the 2000 calendar year, the Company did not encounter any significant Year 2000 problems and has been able to operate its business in the normal course without interruption. Additionally, the Company does not anticipate encountering any significant Year 2000 issues with its internal computer programs and systems as it continues to operate during the 2000 calendar year and beyond. The Company incurred approximately $.4 million to complete its Year 2000 efforts and does not anticipate incurring any additional expenditures related to Year 2000 issues.
  INTERNAL INFRASTRUCTURE. The Company believes that it identified and subsequently modified, upgraded or replaced substantially all of the major computers, software applications, and related equipment used in connection with its internal operations prior to January 1, 2000 to ensure that there would be no material disruption to its business. Upon entering the 2000 calendar year, the Company did not encounter any significant Year 2000 problems with its internal infrastructure and has been able to operate its business in the normal course without interruption. Additionally, the Company does not anticipate encountering any significant Year 2000 issues with its internal infrastructure as it continues to operate during the 2000 calendar year and beyond. As such, the Company does not anticipate incurring any additional expenditures related to Year 2000 issues.
  SYSTEMS OTHER THAN INFORMATION TECHNOLOGY SYSTEMS. In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, photocopiers, telephone switches, security systems, and other common devices may be affected by the Year 2000 Problem. Upon entering the 2000 calendar year, the Company did not experience any significant Year 2000 problems with its office and facilities equipment and has been able to operate its business in the normal course without interruption. Additionally, the Company does not anticipate encountering any significant Year 2000 problems with its office and facilities equipment as it continues to operate during the 2000 calendar year and beyond. The Company did not incur any material costs to address Year 2000 issues in its office and facilities equipment and does not anticipate incurring any additional expenditures related to Year 2000 issues.
  SUPPLIERS. The Company communicated with third party suppliers of the major computers, software, and other equipment used, operated, or maintained by the Company prior to January 1, 2000 and identified and, where necessary, resolved issues involving the Year 2000 Problem. Upon entering the 2000 calendar year, the Company did not experience any significant Year 2000 problems with these third party suppliers and has been able to operate its business in the normal course without interruption. Additionally, the Company does not anticipate encountering any significant Year 2000 issues with these third party suppliers as it continues to operate during the 2000 calendar year and beyond.
  Based on the procedures completed by the Company prior to January 1, 2000 and the absence of any significant Year 2000 problems since entering the 2000 calendar year, the Company does not foresee any significant risks associated with its Year 2000 compliance at this time. As such, the Company will continue to operate without developing a comprehensive contingency plan as it is deemed to be unnecessary.

STATEMENT OF OPERATIONS                              D.I.Y. Home Warehouse, Inc.
-----------------------

                                                                          -----------------------------------------------------
for the years ended January 1, 2000, January 2, 1999 and January 3, 1998      1999                1998              1997
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                 $ 128,477,523      $ 172,600,414      $ 210,199,898
Cost of sales                                                                94,829,103        127,215,341        152,624,851
-------------------------------------------------------------------------------------------------------------------------------
              GROSS PROFIT                                                   33,648,420         45,385,073         57,575,047
-------------------------------------------------------------------------------------------------------------------------------
Operating expenses:
 Store operating, general and administrative                                 33,372,877         45,336,514         49,585,529
 Store closing and development costs                                          2,082,542          2,143,394          1,436,416
-------------------------------------------------------------------------------------------------------------------------------
              TOTAL OPERATING EXPENSES                                       35,455,419         47,479,908         51,021,945
-------------------------------------------------------------------------------------------------------------------------------
              OPERATING (LOSS) INCOME                                        (1,806,999)        (2,094,835)         6,553,102
Other (expense) income:
 Interest expense, net                                                       (1,029,603)        (1,860,892)        (2,151,662)
 Other income, net                                                              111,315            100,146            450,186
-------------------------------------------------------------------------------------------------------------------------------
(Loss) income before income tax (benefit) expense                            (2,725,287)        (3,855,581)         4,851,626
Income tax (benefit) expense                                                 (1,093,702)        (1,556,130)         1,979,556
-------------------------------------------------------------------------------------------------------------------------------
              NET (LOSS) INCOME                                           $  (1,631,585)     $  (2,299,451)     $   2,872,070
===============================================================================================================================
              NET (LOSS) EARNINGS PER COMMON SHARE, BASIC AND DILUTED     $       (0.22)     $       (0.30)     $        0.38
===============================================================================================================================
Weighted average common shares outstanding, basic and diluted                 7,276,059          7,594,540          7,633,825
===============================================================================================================================


STATEMENT OF STOCKHOLDERS' EQUITY
---------------------------------

                                                    for the fiscal years ended January 1, 2000, January 2, 1999 and January 3, 1998
                                                    -------------------------------------------------------------------------------
                                                                                                                        Total
                                                           Common Stock             Retained        Treasury        Stockholders'
                                                    ---------------------------      Earnings        Stock              Equity
                                                        Shares        Amount
                                                    -------------------------------------------------------------------------------
BALANCES, DECEMBER 28, 1996                           7,630,685    $ 22,942,005    $ 14,312,025    $         --      $ 37,254,030
 Shares issued under the Retainer Stock Plan for
  Non-Employee Directors                                  3,174          13,457                                            13,457
 Net income                                                                           2,872,070                         2,872,070
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES, JANUARY 3, 1998                             7,633,859      22,955,462      17,184,095              --        40,139,557
 Net loss                                                                            (2,299,451)                       (2,299,451)
 Purchase of common stock for treasury                 (357,800)                                       (201,441)         (201,441)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES, JANUARY 2, 1999                             7,276,059      22,955,462      14,884,644        (201,441)       37,638,665
 Net loss                                                                            (1,631,585)                       (1,631,585)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES, JANUARY 1, 2000                             7,276,059    $ 22,955,462    $ 13,253,059    $   (201,441)     $ 36,007,080
===================================================================================================================================



See Accompanying Notes to Financial Statements.

                                                     D.I.Y. Home Warehouse, Inc.

BALANCE SHEET

                                                                         --------------------------------------
as of January 1, 2000 and January 2, 1999                                    1999                  1998
---------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents                                               $    309,349         $    128,149
 Refundable federal income taxes                                              606,170              706,545
 Merchandise inventories                                                   24,084,280           31,261,721
 Deferred income taxes                                                      1,636,875            1,542,590
 Prepaid expenses and other assets                                            936,087              780,086
---------------------------------------------------------------------------------------------------------------
              TOTAL CURRENT ASSETS                                         27,572,761           34,419,091
---------------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, AT COST:
 Land                                                                       2,409,742            4,275,402
 Buildings                                                                 14,578,286           19,563,279
 Furniture, fixtures and equipment                                         12,611,952           17,825,865
 Capital lease assets                                                         839,298              839,298
 Leasehold improvements                                                     8,739,049           11,246,915
---------------------------------------------------------------------------------------------------------------
                                                                           39,178,327           53,750,759
 Less accumulated depreciation and amortization                            15,142,429           17,878,455
---------------------------------------------------------------------------------------------------------------
          Property and equipment, net                                      24,035,898           35,872,304
Other assets                                                                  196,437              385,910
---------------------------------------------------------------------------------------------------------------
              TOTAL ASSETS                                               $ 51,805,096         $ 70,677,305
===============================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Note payable, affiliate                                                 $         --         $    300,000
 Current maturities of long-term debt                                         188,900            1,288,330
 Accounts payable                                                           4,572,801            8,462,635
 Accrued payroll and related expenses                                       1,264,433            1,935,110
 Accrued expenses                                                             871,332            2,143,569
 Accrued sales and income taxes                                               554,043            1,151,434
 Customer deposits                                                             73,623              297,273
---------------------------------------------------------------------------------------------------------------
              TOTAL CURRENT LIABILITIES                                     7,525,132           15,578,351
Revolving credit                                                            5,310,031           10,134,153
Long-term debt                                                                100,055            4,438,867
Deferred income taxes                                                       2,862,798            2,887,269
---------------------------------------------------------------------------------------------------------------
              TOTAL LIABILITIES                                            15,798,016           33,038,640
---------------------------------------------------------------------------------------------------------------
Commitments                                                                        --                   --
STOCKHOLDERS' EQUITY:
 Preferred stock, authorized 1,000,000 shares, none issued                         --                   --
 Common stock, no par value, 10,000,000 authorized shares,
   7,633,859 shares issued at January 1, 2000 and January 2, 1999          22,955,462           22,955,462
---------------------------------------------------------------------------------------------------------------
 Retained earnings                                                         13,253,059           14,884,644
 Treasury stock, 357,800 shares at cost                                      (201,441)            (201,441)
---------------------------------------------------------------------------------------------------------------
              TOTAL STOCKHOLDERS' EQUITY                                   36,007,080           37,638,665
---------------------------------------------------------------------------------------------------------------
              TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $ 51,805,096         $ 70,677,305
===============================================================================================================

See Accompanying Notes to Financial Statements.

STATEMENT OF CASH FLOWS                              D.I.Y. Home Warehouse, Inc.
-----------------------



for the fiscal years ended January 1, 2000, January 2, 1999           -------------------------------------------------
and January 3, 1998                                                         1999            1998              1997
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net (loss) income                                                    $ (1,631,585)     $ (2,299,451)     $  2,872,070
 Adjustments to reconcile net (loss )income to net cash
  provided by operating activities:
    Depreciation and amortization                                        3,282,134         3,655,549         3,372,876
    Deferred income tax expense                                           (118,756)         (924,683)        1,037,230
    Common shares issued under Retainer Stock Plan                              --                --            13,457
    Net gain on sale of property from closed stores                     (1,859,734)               --                --
    Loss on write-off of leasehold improvements and property
     and equipment from closed stores                                    2,619,701           848,551                --
    Net loss (gain) on disposal of property                                 10,042             3,649          (214,675)
 Changes in operating assets and liabilities:
    Refundable federal income taxes                                        100,375          (340,582)         (117,275)
    Merchandise inventories                                              7,177,441         8,895,035        (1,694,631)
    Prepaid expenses and other current assets                             (156,001)           66,264            55,575
    Other assets                                                           189,473            88,978           102,554
    Accounts payable                                                    (3,889,834)       (2,152,404)       (1,663,416)
    Accrued sales and income taxes                                        (597,391)         (235,644)         (177,980)
    Accrued expenses and other liabilities                              (2,166,564)          (13,885)          765,396
-----------------------------------------------------------------------------------------------------------------------
              NET CASH PROVIDED BY OPERATING ACTIVITIES                  2,959,301         7,591,377         4,351,181
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisition of property and equipment                                    (312,478)       (1,434,769)       (3,599,180)
 Proceeds from sale of property                                          8,096,741                --           850,911
-----------------------------------------------------------------------------------------------------------------------
              NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES        7,784,263        (1,434,769)       (2,748,269)
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Principal payments, notes payable                                        (300,000)         (300,000)         (300,000)
 Principal payments under capital lease obligations                       (175,011)         (160,739)         (157,624)
 Principal payments of long-term debt                                   (5,263,231)       (9,266,833)       (1,540,247)
 Proceeds from revolving credit                                          6,728,464        12,384,153         9,000,000
 Principal payments, revolving credit                                  (11,552,586)       (8,625,000)       (8,625,000)
 Purchase of treasury stock                                                     --          (201,441)               --
-----------------------------------------------------------------------------------------------------------------------
              NET CASH USED IN FINANCING ACTIVITIES                    (10,562,364)       (6,169,860)       (1,622,871)
-----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                       181,200           (13,252)          (19,959)
Cash and cash equivalents, beginning of year                               128,149           141,401           161,360
-----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                $    309,349      $    128,149      $    141,401
=======================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid for interest                                               $  1,143,153      $  1,907,064      $  2,146,071
=======================================================================================================================
 Cash Paid For Income Taxes                                           $    180,000      $    456,288      $  1,446,974
=======================================================================================================================
SUPPLEMENTAL INVESTING AND FINANCING INFORMATION:
 Capital lease obligations incurred                                   $         --      $         --      $     23,310
=======================================================================================================================

See Accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS                        D.I.Y. Home Warehouse, Inc.
-----------------------------

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES

  D.I.Y. Home Warehouse, Inc. ("DIY" or the "Company") operates retail warehouse-format home improvement centers that sell products primarily to do-it-yourself home repair and remodeling customers. The Company's "DIY Home Warehouse" stores are located in Northeast Ohio and range in size from 66,000 to 109,000 square feet of enclosed selling space and 12,000 to 20,000 square feet of outside selling space.
  The significant accounting policies followed in the preparation of the accompanying financial statements are summarized below.

Fiscal Year
  The Company's fiscal year is comprised of 52 or 53 weeks, ending on the Saturday nearest December 31. Unless otherwise stated, references to the years 1999, 1998 and 1997 relate to the fiscal years ended January 1, 2000, January 2, 1999 and January 3, 1998, respectively. Fiscal 1999 and 1998 consisted of 52 weeks while fiscal 1997 consisted of 53 weeks.

Estimates
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Financial Instruments
  The Company has provided fair value estimates and information about valuation methodologies of financial instruments in this note and Note 2 - Debt to the accompanying financial statements. The Company's financial instruments consist of investments in cash and cash equivalents and obligations under notes payable and long-term debt.

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

Advertising Costs
  Advertising and promotion costs are charged to operations in the year incurred. Advertising expense was $1,387,964, $2,624,787 and $2,181,935 in 1999,
1998 and 1997, respectively.

Store Closing Costs
  During the first quarter of 1999, the Company incurred $259,656 of additional closing costs associated with the closure of its Bedford, Ohio and Canton, Ohio stores announced during the fourth quarter of 1998. These expenses have been included in the store closing and development costs line item of the accompanying statement of operations.
  During the second quarter of 1999, the Company announced the closing of its Boardman, Ohio; Mansfield, Ohio and Akron, Ohio stores and incurred $1,472,887 in closing costs, net of a gain on the sale of property from closed stores of $1,859,734 (see Property, Equipment and Depreciation below). Included in these net costs are the $2,619,701 write down of long-lived assets of these three stores to their net realizable value, a $463,327 lease termination fee and miscellaneous other closing costs of $249,593. These expenses have been included in the store closing and development costs line item of the accompanying statement of operations. In addition to these operating expenses, the Company incurred $1,773,000 of inventory markdown costs related to the liquidation of the merchandise inventories of the three closed stores. These inventory markdown costs have been included in the cost of sales line item of the accompanying statement of operations.
  During the fourth quarter of 1998, the Company announced the closing of two of its Bedford and Canton stores and recorded $1,837,703 of expense to close these stores. Included in these costs are the write down of long-lived assets of these two stores to their net realizable value. These expenditures have been included in the store closing and development costs line item of the accompanying statement of operations. In addition to these operating expenses, the Company incurred $780,000 of inventory markdown costs related to the liquidation of the merchandise inventories of the two closed stores. These inventory markdown costs have been included in the cost of sales line item of the accompanying statement of operations.

Store Development Costs
  In connection with the repositioning of its merchandising mix, the Company incurred $349,999 in store development expenses during the fourth quarter of 1999 to eliminate kitchen displays in its stores. These costs have been included in the store closing and development costs line item of the accompanying statement of operations.
  The Company incurred $305,691 and $1,436,416 in store development costs during 1998 and 1997. During 1997, management assessed the business strategies and opportunities available to the Company for it to differentiate itself in the warehouse-format home improvement retail market. This comprehensive process resulted in the development of new merchandising, marketing and other strategic initiatives to strengthen the Company's market position. Select marketing and merchandising programs were implemented on a Company-wide basis during 1997 and the first quarter of 1998. Certain of the costs incurred in 1997 and 1998 relate to the development and creative design of these strategic concepts while other costs pertain to implementation including marketing, advertising, promotions and payroll costs. These expenditures have been included in the store closing and development costs line item of the accompanying statement of operations.

Property, Equipment and Depreciation
  Property and equipment are recorded at historical cost and are depreciated over the estimated useful lives of the assets using the straight-line method for financial reporting purposes. The ranges of the estimated useful lives are: buildings, 39 years; furniture, fixtures and equipment, 5-10 years; and leasehold improvements, over the shorter of the useful life of the asset or the initial term of the lease. At retirement or sale, the cost of the assets and related accumulated depreciation are removed from the appropriate accounts, and any resulting gain or loss is included in current income. Fully depreciated assets are written off against accumulated depreciation. Routine maintenance, repairs and renewals are expensed as incurred. Renewals and improvements which substantially increase the life of property and equipment are capitalized.
  In the second quarter of 1999, the Company sold the land and buildings of its closed Mansfield and Canton stores for net proceeds of $8,096,741. These sales resulted in a pre-tax gain of $1,859,734 which has been included in the store closing and development costs line item of the accompanying statement of operations.
  Depreciation expense for 1999, 1998 and 1997 amounted to $3,282,134, $3,655,549 and $3,372,876, respectively. Amortization of capital lease assets has been included in depreciation expense. Accumulated amortization related to capital leases amounted to $595,817, $429,364 and $261,504 in 1999, 1998 and
1997 respectively.

Earnings Per Share
  Earnings per share have been computed according to Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 128, "Earnings Per Share" as follows:

                                                             Fiscal Year Ended
                                             ----------------------------------------------------
                                             January 1, 2000   January 2, 1999   January 3, 1998
                                             ----------------------------------------------------
Net (loss) income applicable to
  common shares                                 $(1,631,585)     $(2,299,451)     $ 2,872,070
=================================================================================================
Weighted average common shares
  outstanding for the period                      7,276,059        7,594,540        7,633,825
Diluted effect of exercise of stock options              --               --               --
-------------------------------------------------------------------------------------------------
Weighted average common shares, assuming
  issuance of the above securities                7,276,059        7,594,540        7,633,825
=================================================================================================
Net (loss) earnings per common share:
   Basic                                        $     (0.22)     $     (0.30)     $      0.38
   Diluted                                      $     (0.22)     $     (0.30)     $      0.38

  Options to purchase 928,000 shares of common stock at a weighted average exercise price of $3.14 per share were outstanding at January 1, 2000 but were not included in the computation of diluted earnings per share for 1999 because the options would have an anti-dilutive effect on the net loss for the year.
  Options to purchase 885,000 shares of common stock at a weighted average exercise price of $3.63 per share were outstanding at January 2, 1999 but were not included in the computation of diluted earnings per share for 1998 because the options would have an anti-dilutive effect on the net loss for the year.
  Options to purchase 998,000 shares of common stock at a weighed average exercise price of $3.68 per share were outstanding at January 3, 1998 but were not included in the computation of diluted earnings per share for 1997 because the options' exercise prices were greater than the average market price for the common shares for the year.

Reclassifications
  Certain items in the 1998 and 1997 financial statements and notes thereto have been reclassified to conform to the 1999 presentation.

2.  DEBT
  The Company has a Credit and Security Agreement (the "Credit Agreement") with a bank. The Credit Agreement provides for borrowings up to $20,000,000 pursuant to a formula based upon the Company's inventories with interest at the Company's option of either LIBOR or the prime rate for specified maturities adjusted by varying points as specified in the Credit Agreement. The Credit Agreement extends through October 27, 2001. A commitment fee of .375% per annum is charged on the unused credit facility. Borrowings under the Credit Agreement are collateralized substantially by all of the Company's assets, except for real estate. The terms of the Credit Agreement require the Company to meet certain financial covenants and limit the level of additional indebtedness. The Company was in compliance with all restrictive covenants of the Credit Agreement at January 1, 2000.
  The Company had $5,310,031 and $10,134,153 outstanding under the Credit Agreement at January 1, 2000 and January 2, 1999, respectively, at weighted average annual interest rates of 7.4% during 1999 and 7.2% during 1998.

  Long-term debt consists of the following:                                  ---------------------
                                                                              1999        1998
                                                                             ---------------------
Mortgage loans due in monthly installments of $98,206 including principal and interest at 10.3% per annum, due January 1,
  2005, collateralized by certain real property.                             $  --      $3,821,737

Mortgage loans due in monthly installments of $34,796 including principal and interest at 9.28% per annum, due May 1,
  2005, collateralized by certain real property.                                --       1,441,494

Capital lease obligations (Note 4)                                            288,955      463,966
--------------------------------------------------------------------------------------------------
Long-term debt                                                                288,955    5,727,197
Less current maturities of long-term debt                                     188,900    1,288,330
--------------------------------------------------------------------------------------------------
Long-term debt, net of current maturities                                    $100,055   $4,438,867
==================================================================================================

  Principal amounts of long-term debt payable, including capital lease obligations in fiscal years 2000 and 2001 are $189,900 and $100,055, respectively.
  The carrying amount of the Company's borrowings under the Credit Agreement approximate fair value. The fair value of the Company's long-term debt outstanding at January 2, 1999 was estimated using a discounted cash flow analysis based on the Company's then-current incremental borrowing rate for similar types of borrowing arrangements. The carrying value of this debt, $5,727,197, was estimated to have a fair value of $6,100,000 at January 2, 1999.
  The Note payable, affiliate balance of $300,000 outstanding as of January 2, 1999 represented a demand note payable to Edgemere Enterprise, Inc., an entity owned by the Company's majority shareholder. The note bore interest at .75% above the base lending rate of Comerica Bank and was subordinated to the Company's revolving credit facility and other debt with its banks. During 1999, 1998 and 1997, the Company made principal payments of $300,000 each on the Note payable, affiliate in accordance with the terms of the subordination agreement with the Company's banks. Interest expense on the Note payable, affiliate was $7,650, $31,526, and $64,295 during 1999, 1998 and 1997, respectively.
  During 1999, 1998 and 1997, interest expense was $1,032,114, $1,865,949 and
$2,170,060, respectively.

3.  INCOME TAXES
  The Company accounts for income taxes in accordance with the FASB Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws that are currently in effect.
  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
  Income tax (benefit) expense include the following:
                    -----------------------------------------------
                         1999             1998             1997
                    -----------------------------------------------
Federal             $  (800,464)     $  (622,968)     $   935,053
Deferred               (293,238)        (933,162)         761,469
State and local              --               --          283,034
-------------------------------------------------------------------
                    $(1,093,702)     $(1,556,130)     $ 1,979,556
===================================================================

  A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate follows:

                                                         ------------------------------
                                                          1999        1998       1997
                                                         ------------------------------
Statutory federal income tax rate                         (34.0) %   (34.0)%     34.0%
State and local income taxes, net of federal benefit       (5.9)      (6.3)       6.2
Tax credits and other                                      (0.2)      (0.1)       0.6
----------------------------------------------------------------------------------------
Effective income tax (benefit) expense rate               (40.1)%    (40.4)%     40.8%
========================================================================================

  Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The deferred tax assets (liabilities) shown on the balance sheet are as follows:

                                         --------------------------------
                                             1999                1998
                                         --------------------------------
Depreciation                             $(2,954,566)        $(2,837,837)
LIFO                                        (110,511)           (169,113)
Accrued liabilities                          470,244             876,045
State income tax                              59,410             129,546
Net operating loss carry forwards          1,309,500             656,680
-------------------------------------------------------------------------
  Net deferred tax liability             $(1,225,923)        $(1,344,679)
=========================================================================

  The Company has available net operating loss carryforwards of approximately $1,553,000 and $5,585,000 for federal and state income taxes, respectively. The federal income tax net operating loss carryforwards will expire principally in the year 2019. Similarly, of the $5,585,000 in state income tax net operating loss carryforwards, approximately $2,011,000 will expire principally in the year 2013 with the remainder expiring principally in the year 2014. In addition, the Company has available Alternate Minimum Tax credit carryforwards of approximately $171,000 which may be used indefinitely to reduce federal income taxes.

4.  LEASES AND COMMITMENTS
  The Company leases six retail stores, its corporate offices and warehouse under operating leases. In addition, two of the Company's retail stores are subject to land leases. The Company's operating leases have remaining terms from 1 to 8 years and have renewal options varying from 2 to 45 years. Five of the Company's leases require additional lease payments based upon a percentage of sales above certain sales levels. There were no percentage lease payment requirements during 1999 or 1998. Percentage lease payments totaled $24,090 during 1997.
  Future minimum rental payments required under operating and capital leases that have non-cancelable lease terms in excess of one year and sublease rentals due the Company under non-cancelable subleases are as follows:

                                                                    Capital
                                 Operating Leases                    Leases
                      -------------------------------------------------------
                         Lease         Sublease        Net            Lease
                        Payments        Rental      Payments        Payments
Year ending:          -------------------------------------------------------
    2000              $ 3,023,684     $ 190,695     $ 2,832,989     $207,900
    2001                2,830,022       209,800       2,620,222      100,925
    2002                1,860,579       131,500       1,729,079         --
    2003                1,065,147          --         1,065,147         --
    2004                1,000,068          --         1,000,068         --
    Thereafter          1,480,235          --         1,480,235         --
-----------------------------------------------------------------------------
  Total minimum
    lease payments    $11,259,735     $ 531,995     $10,727,740     $308,825
==================================================================
  Less amounts
    representing interest                                             19,870
-----------------------------------------------------------------------------
  Present value of net
    minimum lease
    payments                                                        $288,955
=============================================================================

  Total net rental expense for all operating leases for 1999, 1998 and 1997 was approximately $4,130,985, $3,990,000 and $3,943,000, respectively. Total net rental expense is net of sublease rental income of $219,880, $187,500 and $185,510 for 1999, 1998, and 1997, respectively. Also included in total net rental expense for 1999 was $463,327 of lease termination fees associated with the closure of the Boardman store.
  The Company leased three of its retail stores from the Company's majority shareholder or affiliated entities during 1999 and four of its retail stores during 1998 and 1997. The majority shareholder sold one of the retail stores to a third party during the fourth quarter of 1998. Rents associated with these leases were $1,357,820, $1,784,555 and $1,873,992 during 1999, 1998 and 1997, respectively.

5.  STOCK OPTIONS

  The Company has a Long Term Incentive Plan (the "Plan") which reserves 1,350,000 shares of the Company's authorized common stock for issuance. The Plan provides for the granting of incentive stock options to purchase shares of common stock at a price not less than 100% of the fair market value of the stock on the dates options are granted. Options granted under the Plan vest over three to five years at the rate of 33% to 20% each year and expire no more than ten years from the date of grant. On May 21, 1997, the Company's Board of Directors authorized an amendment to outstanding stock option awards to reprice such stock options at an exercise price equal to the fair market value of the stock as of that date. As a result, 796,000 options were repriced at the fair market value on May 21, 1997. The vesting period of such options was reestablished to vest over 3 years at a rate of one-third per year. A summary of the Company's stock option activity and related information for 1999, 1998 and 1997 is as follows:

                                                            -----------------------------------
                                                                                Average Option
                                                            Stock Option        Price Per Share
                                                            -----------------------------------
Outstanding at December 28, 1996                               801,000            $ 9.15
  Granted                                                      237,500            $ 3.75
  Canceled                                                     (40,500)           $ 7.76
  Canceled in connection with stock option repricing          (796,000)           $ 8.88
  Granted in connection with stock option repricing            796,000            $ 3.56
---------------------------------------------------------------------------
Outstanding at January 3, 1998                                 998,000            $ 3.68
  Canceled                                                    (113,000)           $ 4.10
---------------------------------------------------------------------------
Outstanding at January 2, 1999                                 885,000            $ 3.63
  Granted                                                      155,000            $ 0.79
  Canceled                                                    (112,000)           $ 3.73
---------------------------------------------------------------------------
Outstanding at January 2, 1999                                 928,000            $ 3.14
================================================================================================

                                            ---------   ---------   ---------
                                                1999       1998        1997
                                            ---------   ---------   ---------
Options exercisable at end of year            602,681     298,641      11,400
Weighted-average option price per share
  of options exercisable                    $    3.23   $    3.75   $   11.66
Options available for future grant            422,000     465,000     352,000


                                        Options Outstanding                     Options Exercisable
----------------------------------------------------------------------------------------------------------
  Range of       Outstanding at       Weighted Avg.    Weighted Avg.       Exercisable at    Weighted Avg.
Exercise Prices  January 1, 2000    Contractual Life   Exercise Price     January 1, 2000   Exercise Price
----------------------------------------------------------------------------------------------------------
   $0.44             35,000              4.17               $0.44                 --              --
   $.075             30,000              4.67               $0.75                 --              --
   $1.00             80,000              4.50               $1.00               80,000           $1.00
   $3.56            779,000              2.33               $3.56              519,281           $3.56
   $4.69              3,000              1.67               $4.69                2,400           $4.69
   $9.00              1,000               --                $9.00                1,000           $9.00
                    -------                                                    -------
                    928,000                                                    602,681           $3.23
                    =======                                                    =======

  The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plan. Accordingly, since all options are granted at a fixed price not less than the fair market value of the Company's common stock on the date of grant, no compensation expense has been recognized relative to its stock option plan. Had compensation expense for the Company's stock-based plan been determined based on the fair value at the 1999, 1998 and 1997 grant dates for awards under the plan consistent with the method of FASB Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation", the Company's net (loss) income and (loss) earnings per share would have been reduced to the pro forma amounts indicated below:

                                          ------------------------------------------
                                              1999            1998            1997
                                          ------------------------------------------
Net (loss) income          As Reported    $(1,631,585)   $ (2,299,451)    $2,872,070
                           Pro Forma      $(1,861,827)   $ (2,565,906)    $2,664,621
Net (loss) earnings
 per common share,
   basic and diluted       As Reported    $     (0.22)   $      (0.30)         $0.38
                           Pro Forma      $     (0.26)   $      (0.34)         $0.35

  The fair value of each option granted during 1999 and 1997 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. There were no options granted in fiscal year 1998.

                             -------------------------------------------------
                                 1999                    1997
                             -------------------------------------------------
                                           Shares Subject  Shares Not Subject
                                           to Repricing       to Repricing
                             -------------------------------------------------
Risk free interest rates     5.1% - 6.0%         6.5%           6.2 - 6.5%
Expected life (years)             5                4                5
Volatility                       82%              37%              38%
Dividend yield                    0%               0%               0%

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

6.  TREASURY STOCK TRANSACTIONS
  On November 11, 1998, the Company received an unsolicited offer from a brokerage firm on behalf of an existing shareholder to sell 357,800 shares of the Company's stock (the "Shares") at $9/16 ($0.563). At that time, due to the timing of the proposed transaction, the Company did not participate in the proposed sale and the shares were acquired by the Company's Chairman and Controlling Stockholder. On November 23, 1998, the Company accepted the Controlling Stockholder's offer to sell the Shares to the Company at the price per share which the Controlling Stockholder paid. The Company's decision to purchase the Shares was based on the Company's conclusion that the purchase would enhance shareholder value. The Company's lender approved the purchase of the Shares. The Company also announced that it has no present intention to acquire additional shares of its stock.

7.  EMPLOYEE BENEFIT PLAN
  The Company has a contributory 401(k) savings and investment plan for all employees who have obtained certain age and length of service requirements. Eligible employees may contribute up to 15% of their compensation to the plan, subject to any limitations imposed by federal income tax regulations. In addition, the Company matches 66% of the participants' contributions up to 6% of their compensation. Each employee controls the investment of funds credited to their respective account. Company contributions to this plan were $387,676, $410,000 and $476,051 during 1999, 1998 and 1997, respectively.

8.  QUARTERLY FINANCIAL DATA (UNAUDITED)

                         -----------------------------------------------------------------------------------------
1999                           1st                2nd                3rd               4th(a)           Total(b)
                         -----------------------------------------------------------------------------------------
Net sales                $  29,162,507      $  46,086,969      $  29,309,501     $  23,918,546      $ 128,477,523
Gross profit                 8,410,291         10,273,571          8,086,499         6,878,059         33,648,420
Net (loss) income             (733,005)          (758,759)           328,455          (468,276)        (1,631,585)
Net (loss) earnings
  per common share,
  basic and diluted      $       (0.10)     $       (0.10)     $        0.05     $       (0.06)     $       (0.22)
Weighted average
  common shares
  outstanding, basic
  and diluted                7,276,059          7,276,059          7,276,059         7,276,059          7,276,059

(a) During the fourth quarter of 1999, the Company reduced its general liability reserve by $325,863 to better reflect its recent actual claims experience. Additionally, the Company recorded $349,999 in store development costs during the fourth quarter of 1999 to eliminate kitchen displays in its stores.
(b) The sum of the 1999 quarterly earnings (loss) per common shares amounts do not equal the fiscal 1999 loss per common share due to the effects of rounding.

                         -----------------------------------------------------------------------------------------
1998                           1st                2nd               3rd                4th(a)           Total(b)
                         -----------------------------------------------------------------------------------------
Net sales                $  37,412,172      $  56,334,029     $  42,900,050      $  35,954,163      $ 172,600,414
Gross profit                10,684,252         14,458,674        11,267,626          8,974,521         45,385,073
Net (loss) income             (797,045)           885,394          (337,491)        (2,050,309)        (2,299,451)
Net (loss) earnings
  per common share,
  basic and diluted      $       (0.10)     $        0.12     $       (0.04)     $       (0.27)     $       (0.30)
Weighted average
  common shares
  outstanding, basic
  and diluted                7,633,859          7,633,859         7,633,859          7,476,584          7,594,540

(a) Fourth quarter adjustments were not material to the quarterly results of operations.
(b) The sum of the 1998 quarterly earnings (loss) per common shares amounts do not equal the fiscal 1998 loss per common share due to the effects of rounding.

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS
---------------------------------

To the Stockholders and Board of Directors
D.I.Y. Home Warehouse, Inc.

   In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of D.I.Y. Home Warehouse, Inc. at January 1, 2000 and January 2, 1999, and the results of its operations and its cash flows for each of the three years in the period ended January 1, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/PricewaterhouseCoopers LLP

Cleveland, Ohio
February 16, 2000

SELECTED FINANCIAL DATA AND OPERATING HIGHLIGHTS     D.I.Y. Home Warehouse, Inc.
------------------------------------------------


                                                                                            Fiscal Year
                                                                  ----------------------------------------------------------------
(Amounts in thousands, except per share data)                        1999         1998        1997(1)        1996          1995
----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
  Net sales                                                       $ 128,478    $ 172,600     $ 210,200     $ 212,068     $ 178,008
  Cost of sales                                                      94,830      127,215       152,625       156,612       128,672
----------------------------------------------------------------------------------------------------------------------------------
  Gross profit                                                       33,648       45,385        57,575        55,456        49,336
  Store operating, general and administrative expenses               33,373       45,336        49,586        46,954        40,935
  Store preopening costs                                                 --           --            --            --         1,778
  Store development and closing costs                                 2,082        2,143         1,436            --            --
  Other expense, net                                                    918        1,761         1,701         2,147         1,431
----------------------------------------------------------------------------------------------------------------------------------
  (Loss) income before income tax (benefit) expense                  (2,725)      (3,855)        4,852         6,355         5,192
  Income tax (benefit) expense                                       (1,093)      (1,556)        1,980         2,570         2,082
----------------------------------------------------------------------------------------------------------------------------------
  Net (loss) income                                               $  (1,632)   $  (2,299)    $   2,872     $   3,785     $   3,110
==================================================================================================================================
  Net (loss) earnings per common share, basic and diluted         $   (0.22)   $   (0.30)    $    0.38     $    0.50     $    0.41
==================================================================================================================================
  Weighted average common shares outstanding, basic and diluted       7,276        7,595         7,634         7,627         7,625
==================================================================================================================================

(1) Fiscal year 1997 consisted of 53 weeks; all other years reported consisted of 52 weeks.

                                                            ---------------------------------------------------------------------
                                                                1999          1998          1997           1996         1995
---------------------------------------------------------------------------------------------------------------------------------
SELECTED OPERATING DATA
 Number of stores open at end of period                              11            14            16             16           16
 Interior selling square footage at end of period               930,700     1,189,000     1,369,000      1,353,000    1,353,000
 Comparable store sales increase (decrease)                       (13.2)%       (17.9)%          (2)%            7%          (5)%
 Number of employees                                                702         1,009         1,254          1,334        1,325
                                                            ---------------------------------------------------------------------
(Amounts in thousands)                                          1999          1998          1997           1996         1995
---------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (at period end)
 Working capital                                            $    20,048   $    18,841   $    23,851    $    20,889  $    23,297
 Total assets                                                    51,805        70,677        81,209         79,764       83,500
 Notes payable and current maturities of long-term debt             189         1,588         1,546          1,698        1,452
 Long-term debt, less current maturities                          5,410        14,573        20,584         22,031       29,415
 Stockholders' equity                                            36,007        37,639        40,140         37,254       33,439

12