Form 10-K405, Exhibit 13
period 2000-12-30
DIY HOME WAREHOUSE INC
filed 2001-03-26
CIK 899595

                                                                    Exhibit 13.1
                                      2000
                                  ANNUAL REPORT

                                 [D.I.Y. LOGO]

[D.I.Y. LOGO]

1
------------------------------------
  Dear Stockholders

2
------------------------------------
  Management's Discussion
  and Analysis of Financial
  Condition and Results of
  Operations

7
------------------------------------
  Statement of Operations

7
------------------------------------
  Statement of
  Stockholders' Equity

8
------------------------------------
  Balance Sheet

9
------------------------------------
  Statement of Cash Flows

10
------------------------------------
  Notes to Financial
  Statements

15
------------------------------------
  Report of Independent
  Accountants

16
------------------------------------
  Selected Financial Data and
  Operating Highlights

17
------------------------------------
  Corporate Information


D.I.Y. HOME WAREHOUSE, INC. IS A REGIONAL RETAILER OF HOME IMPROVEMENT PRODUCTS AND BUILDING MATERIALS IN THE NORTHEASTERN OHIO MARKETPLACE. FOCUSING PRIMARILY UPON THE DO-IT-YOURSELF CONSUMER, DIY IS DISTINGUISHED BY ITS MERCHANDISING AND ITS EMPHASIS UPON A HIGH LEVEL OF CUSTOMER SERVICE.

FINANCIAL HIGHLIGHTS

D.I.Y. Home Warehouse, Inc.

for the years ended December 30, 2000,
January 1, 2000 and January 2, 1999                          2000                   1999                   1998
-------------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME DATA
  Net sales                                              $ 75,646,326          $ 128,477,523          $ 172,600,414
  Loss before income tax benefit                         $ (9,406,006)         $  (2,725,287)         $  (3,855,581)
  Net loss                                               $ (8,391,735)         $  (1,631,585)         $  (2,299,451)
  Net loss per common share, basic and diluted           $      (1.15)         $       (0.22)         $       (0.30)
FINANCIAL POSITION
  Total assets                                           $ 38,807,272          $  51,805,096          $  70,677,305
  Long term debt, less current maturities                $       --            $   5,410,086          $  14,573,020
  Stockholders' equity                                   $ 27,615,345          $  36,007,080          $  37,638,665
STATISTICS
  Number of stores at year end                                      9                     11                     14

DEAR STOCKHOLDERS:


      D.I.Y. Home Warehouse, Inc. survived another year of intense competition and uncertainty during 2000. Our national competitors - Home Depot and Lowe's - continued to roll out large new stores across our northeast Ohio marketplace. Pressures from the competition caused us to close two of our 11 stores and to concentrate our energies and resources on merchandise categories in which we believe DIY holds a competitive advantage.

FINANCIAL PERFORMANCE

      The Company's net loss widened to $8,392,000, or $(1.15) per share, for the year ended December 30, 2000. This compares with a net loss of $1,632,000, or $(0.22) per share, for the previous year. Included in the results for 2000 were pre-tax costs of $3,486,000 associated with store closings and inventory markdowns. In 1999, similar costs amounted to $3,506,000 on a pre-tax basis.

      Increased losses in 2000 were the direct result of a 41.1 percent decrease in sales. Net sales for the year ended December 30, 2000, were $75,646,000, compared with $128,478,000 in 1999. Excluding the effect of store closings, competitive pressures resulted in a comparable store sales decrease of 33.6 percent in 2000.

      Gross profit rose to 26.5 percent of sales in 2000, versus 26.2 percent in 1999. Excluding store closings and inventory liquidation markdowns from both periods, our gross profit in 2000 was 28.3 percent, compared with 27.9 percent in 1999, reflecting a shift in sales to higher margin merchandise. At the same time, however, lower sales volumes deprived us the opportunity to more fully leverage expenses. While store operating, general and administrative expenses were reduced by more than 20 percent during the year, the cost of our operating structure could not be downsized far enough or fast enough to keep pace with the decline in sales.

      DIY's cash flow from operations and investing activities slowed to $287,000 in 2000, largely as a result of the net loss from operations. The Company's balance sheet, however, remained relatively strong. At year end, we had Working Capital of $6,642,000, Stockholders' Equity of $27,615,000 and no long-term debt. Total debt outstanding of $5,168,000 consisted almost entirely of a revolving credit balance. Interest paid in 2000 decreased by 34.8 percent to $745,000 from $1,143,000 in 1999.

FOCUS ON ASSET MANAGEMENT AND SALES GROWTH

      During these difficult times, the Company has intensified its focus on managing assets and stabilizing sales trends. Our remaining stores will continue to implement strategies to maximize results from our strongest and most successful departments, including garden center/seasonal, paints, ready-to-assemble furniture and value-oriented flooring. The Company is also working aggressively to sell or redeploy closed store facilities.

GOING FORWARD

      This is a difficult period in time for D.I.Y. Home Warehouse, Inc. We see no simple or quick remedy to competitive pressure caused by enormous levels of new retail square footage built to serve our marketplace. Given the extremely difficult circumstances, management is resolved to be prudent and proactive in operating the Company to maximize value to stockholders, and to offer customers the best possible combination of merchandise, convenience and service. We continue to appreciate the support of our customers, associates, stockholders and vendors as we strive for success in the future.

Sincerely,


/s/ FRED A. ERB                          /s/ CLIFFORD L. REYNOLDS
---------------------------------        -------------------------------------
Fred A.Erb                               Clifford L. Reynolds
Chairman of the Board                    President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS        D.I.Y. Home Warehouse, Inc.

RESULTS OF OPERATIONS

The following table sets forth, for the years indicated, certain information derived from the Company's Statement of Operations expressed in dollars (000's) and as a percentage of net sales. The financial information and the discussion and analysis which follows should be read in conjunction with the accompanying financial statements, including the notes thereto, for each of the three years in the period ended December 30, 2000.


                                                                    2000                   1999                    1998
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                                  $ 75,646    100.0%      $ 128,478    100.0%      $ 172,600    100.0%
Cost of sales                                                55,608     73.5          94,830     73.8         127,215     73.7
-------------------------------------------------------------------------------------------------------------------------------
      Gross profit                                           20,038     26.5          33,648     26.2          45,385     26.3
Store operating, general and administrative expenses         26,506     35.0          33,373     26.0          45,336     26.3
Store closing and development costs                           2,245      3.0           2,082      1.6           2,143      1.2
-------------------------------------------------------------------------------------------------------------------------------
      Operating loss                                         (8,713)   (11.5)         (1,807)    (1.4)         (2,094)    (1.2)
Other expense, net                                              693      0.9             918      0.7           1,761      1.0
-------------------------------------------------------------------------------------------------------------------------------
      Loss before income tax benefit                         (9,406)   (12.4)         (2,725)    (2.1)         (3,855)    (2.2)
Income tax benefit                                           (1,014)    (1.3)         (1,093)    (0.8)         (1,556)    (0.9)
-------------------------------------------------------------------------------------------------------------------------------
      Net loss                                             $ (8,392)   (11.1)%     $  (1,632)    (1.3)%     $  (2,299)    (1.3)%
===============================================================================================================================

References to the years 2000, 1999 and 1998 relate to the fiscal years ended December 30, 2000, January 1, 2000 and January 2, 1999, respectively. Fiscal years 2000, 1999 and 1998 consisted of 52 weeks.


FISCAL 2000 COMPARED TO FISCAL 1999

   Net sales decreased by $52.8 million or 41.1% to $75.6 million during 2000 from $128.5 million during 1999. Continuing store sales, which excludes the results of the three stores closed during the second quarter of 1999 and the two stores closed during the third quarter of 2000 for both periods, decreased $35.0 million or 33.6% to $69.1 million during 2000 from $104.1 million during 1999. The decrease in net sales between the two periods was the result of additional competition from national warehouse retailers in the Company's markets.

   The Company anticipates that net sales for fiscal year 2001 will be below the net sales recorded during 2000.

   Gross profit decreased by $13.6 million or 40.4% to $20.0 million during 2000 from $33.6 million during 1999. Negatively impacting gross profit during 2000 was $1.2 million of inventory markdown costs included in cost of sales related to the liquidation of the merchandise inventory at the two stores closed during the third quarter of 2000. In comparison, 1999's gross profit was negatively impacted by $1.8 million of inventory markdown costs included in cost of sales related to the liquidation of the merchandise inventory at the three stores closed during the second quarter of 1999. Continuing store gross profit as a percentage of net sales, which excludes the results of the five closed stores for both periods, increased to 28.3% during 2000 from 27.9% during 1999. The increase in the continuing store gross profit percentage between the two periods reflects the positive impact of the Company's adjustment of its merchandising mix.

   The Company anticipates that gross profit as a percentage of net sales for fiscal year 2001 will be comparable with the gross profit as a percentage of net sales experienced during 2000.

   Store operating, general and administrative expenses decreased $6.9 million or 20.6% to $26.5 million during 2000 from $33.4 million during 1999. Although continuing stores operating, general and administrative expenses as a percentage of net sales, which exclude the results of the five closed stores for both periods, increased to 34.9% during 2000 from 25.7% during 1999, these same continuing stores expenses decreased $2.7 million or 10.1% between the two periods. The increase in the continuing stores operating, general and administrative expenses as a percentage of net sales between the two periods reflects the Company's lower continuing store sales volumes against which to leverage such costs while the decrease in these expense between the same two periods highlights the Company's continued management of controllable expenses. This management of controllable expenses included lower personnel costs resulting from reduced store and corporate staffing levels, decreased advertising expenditures, a reduction in the utilization of outside services and an overall reduction in general operating expenses.

   The Company anticipates that store operating, general and administrative expenses for fiscal year 2001 will be below the store operating, general and administrative expenses recognized during 2000.

   During the third quarter of 2000, the Company announced the closure of its North Randall, Ohio and Tallmadge Avenue (Akron, Ohio) locations. In connection with the store closures, the Company recorded a charge of $1.7 million for costs expected to be incurred in closing both locations, including $.9 million in net rent obligations, $.3 million for estimated real estate taxes and $.2 million for expected utility costs for the North Randall store. Additionally, the Company also recorded a $.7 million write-off of the net leasehold improvements and property and equipment of these stores during the third quarter of 2000. During the fourth quarter of 2000, the Company received proceeds of $.2 million from the sale of certain of these assets written off during the third quarter, reducing the 2000 net write-off of net leasehold improvements and property and equipment to $.5 million. These store closure charges, aggregating $2.2 million, were recorded in the store closing and development costs line item in the accompanying statement of operations.

   The Company is currently in negotiations to sublease the North Randall store. Any sublease rental income generated by the North Randall store will be recorded as a reduction to the net rent obligation accrued for as of December 30, 2000.

   Other expenses, net decreased $.2 million or 24.5% to $.7 million during 2000 from $.9 million during 1999. The decrease in other expenses, net primarily reflects the $.2 million reduction in mortgage interest expense between the two periods. During 1999, the Company utilized the proceeds from the sale of property as well as its revolving credit facility to extinguish the remainder of its outstanding mortgage loans.

   The Company anticipates that other expenses, net for fiscal year 2001 will be below the other expenses, net recorded during 2000.

   The $1.0 million in income tax benefit recorded during 2000 was comprised of $1.2 million of federal deferred tax benefits, partially offset by $.2 million of current state and local income tax. The Company has available net operating loss carryforwards of $5.7 million and $9.1 million for federal and state income taxes, respectively. The federal income tax net operating loss carryforwards will expire principally in the year 2020. Similarly, of the $9.1 million in state income tax net operating loss carryforwards, approximately $3.4 million will expire principally in the year 2014 with the remainder expiring in the year 2015. In addition, the Company has available Alternate Minimum Tax credit carryforwards of $.1 million which may be used indefinitely to reduce federal income taxes. The effective tax rate was 10.8% during 2000 compared to an effective tax rate of 40.1% during 1999. This change in the effective tax rate was principally due to the establishment of a valuation allowance of $2.6 million during 2000 against the net deferred tax assets in accordance with the provisions of the FASB Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The establishment of the valuation allowance was based on the Company's assessment that it was more likely than not that such assets would not be realized through future taxable earnings or implementation of tax planning strategies. This valuation allowance was recorded in the income tax benefit line item in the accompanying statement of operations.

FISCAL 1999 COMPARED TO FISCAL 1998

   Net sales decreased by $44.1 million or 25.6% to $128.5 million during 1999 from $172.6 million during 1998. Continuing store sales, which excludes the results of the two stores closed during the fourth quarter of 1998 and the three stores closed during the second quarter of 1999 for both periods, decreased $18.3 million or $13.4% to $118.1 million in 1999 to $136.4 million in 1998. The decrease in net sales between the two periods was the result of additional competition from national warehouse retailers in the Company's markets.

   Gross profit decreased by $11.7 million or 25.9% to $33.6 million in 1999 from $45.4 million in 1998. Negatively impacting gross profit during 1999 was $1.8 million of inventory markdown costs included in cost of sales related to the liquidation of the merchandise inventory at the three stores closed during the second quarter of 1999. In comparison, 1998's gross profit was negatively impacted by $.8 million of inventory markdown costs included in cost of sales related to the liquidation of the merchandise inventory at the two stores closed during the fourth quarter of fiscal 1998. Continuing store gross profit as a percentage of net sales, which excludes the results of the five closed stores for both periods, increased to 27.8% in 1999 from 27.0% in 1998. The increase in the continuing store gross profit percentage between the two periods reflects the positive impact of the Company's adjustment of its merchandising mix.

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

   During the first quarter of 1999, the Company recognized $.3 million of store closing costs associated with the closure of the Bedford, Ohio and Canton, Ohio stores during the fourth quarter of 1998. These expenses were recorded in the store closing and development costs line item in the accompanying statement of operations.

   During the second quarter of 1999, the Company announced the closure of three stores located in Boardman, Ohio; Mansfield, Ohio; and Akron, Ohio. Concurrent with the announcement, the Company sold the land and buildings of its Mansfield and Canton stores for $8.6 million, resulting in a pre-tax gain of $1.9 million. The gain on the sale of the property was offset by the expenses to close the three stores which included a $2.6 million write-off of leasehold improvements and property and equipment, a $.5 million lease termination fee and other store closing costs of $.2 million. The gain on the sale of property as well as the offsetting expenses were recorded in the store closing and development costs line item in the accompanying statement of operations.

   During the fourth quarter of 1999, the Company removed kitchen displays from its stores in connection with the repositioning of its merchandising mix, resulting in a $.4 million charge. These expenses were recorded in the store closing and development costs line item in the accompanying statement of operations.

   Other expenses, net decreased $.8 million or 47.9% to $.9 million during 1999 from $1.8 million during 1998. The decrease in other expenses, net primarily reflects the $1.0 million reduction in mortgage interest expense between the two periods. During 1999, the Company utilized the proceeds from the sale of property as well as its revolving credit facility to extinguish the remainder of its outstanding mortgage loans. The reduction in mortgage interest expense between 1999 and 1998 was partially offset by a $.2 million increase in revolving credit facility interest expense.

   The $1.1 million in income tax benefit recorded during 1999 was comprised of $.8 million of current federal income tax and $.3 million of deferred tax benefits. The Company has available net operating loss carryforwards of $1.6 million and $5.6 million for federal and state income taxes, respectively. The federal income tax net operating loss carryforwards will expire principally in the year 2019. Similarly, of the $5.6 million in state income tax net operating loss carryforwards, approximately $2.0 million will expire principally in the year 2013 with the remainder expiring principally in the year 2014. In addition, the Company has available Alternate Minimum Tax credit carryforwards of $.2 million which may be used indefinitely to reduce federal income taxes. The effective tax benefit rate was 40.1% in 1999 compared to an effective tax benefit rate of 40.4% in 1998.

LIQUIDITY AND CAPITAL RESOURCES

   The Statement of Cash Flows reflects cash inflows and outflows from the Company's operating, investing, and financing activities. The Company's primary capital needs are to finance merchandise inventories. The Company believes its existing resources, including cash and cash equivalents, internally generated funds, bank credit facilities, pending real estate transactions and the ability to further liquidate inventories and real property will be sufficient to meet working capital requirements for the next 12 months.

CASH FLOWS FROM OPERATING ACTIVITIES

   During the year ended December 30, 2000, operating activities provided net cash of $.2 million. The primary sources of cash from operating activities included a $7.3 million reduction in merchandise inventories, $2.6 million from depreciation and amortization, a $1.5 million increase in accrued expenses and other liabilities, a $.6 million reduction in refundable federal income taxes and a $.5 million loss on the write-off of leasehold improvements and property and equipment related to the two stores closed during 2000. Partially offsetting these positive cash flow items were the Company's $8.4 million net loss for 2000, the $2.8 million decrease in accounts payable and the $1.2 million reduction in net deferred tax liabilities.

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

CASH FLOWS FROM INVESTING ACTIVITIES

   Net cash provided by investing activities decreased by $7.7 million to $.1 million during 2000 from net cash provided by investing activities of $7.8 million during 1999. The decrease in cash provided by investing activities between the two periods was due primarily to the absence, during 2000, of the $8.1 million in proceeds received during 1999 from the sale of land and buildings of the Company's former Mansfield and Canton stores. This decrease was partially offset by the $.2 million reduction in the acquisition of property and equipment between the two periods as well as the $.2 million of proceeds received during 2000 for the sale of property and equipment from the two stores closed during the current year.

   Net cash provided by investing activities increased by $9.2 million to $7.8 million during 1999 from net cash used in investing activities of $1.4 million during 1998. The increase in cash provided by investing activities between the two periods was due primarily to the $8.1 million in proceeds from the sale of land and buildings of the Company's former Mansfield and Canton stores. Net cash provided by investing activities during 1999 was also positively impacted by the absence of $1.1 million in additional capital expenditures experienced during 1998 which were primarily related to the comprehensive renovations of certain store locations.

CASH FLOWS FROM FINANCING ACTIVITIES

   Net cash used in financing activities decreased by $10.1 million to $.4 million during 2000 from $10.6 million during 1999. The decrease in net cash used in financing activities between the two periods was due primarily to the absence, during 2000, of $5.3 million in mortgage loan payments and $.3 million of notes payable payments as well as the $4.6 million reduction in net payments against the Company's revolving credit facility.

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

   During the third quarter of 2000, the Company permanently reduced its aggregate revolving credit commitment from $20,000,000 to $13,000,000 under the terms of its October 27, 1998 Credit and Security Agreement (the "Credit Agreement") with a bank. The Credit Agreement provided for borrowings pursuant to a formula based upon the Company's inventories with interest at the Company's option of either LIBOR or the prime rate for specified maturities adjusted by varying points as specified in the Credit Agreement. Additionally, during this same period, the Company violated certain of the restrictive covenants under the Credit Agreement arising from the Company's year-to-date third quarter 2000 financial results.

   On November 14, 2000, the Company entered into an agreement with the bank waiving the restrictive covenant violations and amending the Credit Agreement (the "Amended Credit Agreement"). The Amended Credit Agreement reduced the aggregate revolving credit commitment from $13,000,000 to $10,000,000 and replaced the original financial covenants. Borrowings under the Amended Credit Agreement continue to be collateralized substantially by all of the Company's assets, except for real estate. A commitment fee of .375% per annum is charged on the unused credit facility. The Amended Credit Agreement extends through October 27, 2001, at which time management believes that the Company will have the ability to extend the Amended Credit Agreement, will have sufficient positive cash flows or will have the ability to meet working capital requirements through further liquidation of inventories or real property. Sufficient positive cash flows to meet working capital requirements are expected to be met, in part, by proceeds from various real estate transactions that are currently being negotiated by management. These real estate transactions include either the sale or sublease of certain Company store locations.

   The Company had $5.1 million and $5.3 million outstanding under the Amended Credit Agreement and Credit Agreement at December 30, 2000 and January 1, 2000, respectively, at weighted average annual interest rates of 8.9% during 2000 and 7.4% during 1999. The Company was in compliance will all restrictive covenants of the Amended Credit Agreement at December 30, 2000.

FORWARD-LOOKING STATEMENT

   This Annual Report may contain statements that are forward-looking, as that term is defined by the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. All forward- looking statements are based on current expectations regarding important risk factors. Accordingly, actual results may differ materially from those expressed in the forward-looking statements and the making of such statements should not be regarded as a representation by the Company or any other person that the results expressed therein will be achieved. Important risk factors include, but are not limited to, the following: general economic conditions; consumer spending and debt levels; housing turnover; weather; impact on sales and margins from both existing and new competition; changes in operating expenses; changes in product mix; interest rates; changes in and the application of accounting policies and practices; adverse results in significant litigation matters; adverse state and federal regulations and legislation; the occurrence of extraordinary events including events and acts of nature or accidents; and the risks described from time to time in the Company's Securities and Exchange Commission filings.

DEPENDENCE ON KEY PERSONNEL

   The Company's operations depend on the continuing efforts of its executive officers and its senior management. Should the Company be unable to retain any of its executive officers or senior management, the Company's prospects could be adversely affected.

COMPETITION

   The home improvement, hardware and garden businesses are all highly competitive. The Company competes against traditional hardware, plumbing, electrical and home supply retailers, as well as warehouse-format and discount retail stores and many of the Company's competitors have substantially greater resources than the Company. Lowe's Company entered the Company's market in the third quarter of 1994 and has continued to expand, opening additional locations in the Company's markets during 1996, 1997, 1998 and 2000. In the fourth quarter of 1997, Home Depot opened its first store in the Company's market and continued to expand its operations into additional Company markets during 1998, 1999 and 2000. Additionally, both Home Depot and Lowe's have announced further expansion plans into the Company's markets during 2001. There has been increasing consolidation within the home improvement industry, which may provide certain entities increased competitive advantages. Specifically, increased competition including, but not limited to, additional competitors' store locations, price reductions, and advertising and marketing campaigns could have a material adverse effect on the Company's business.

SEASONALITY

   The Company's business is seasonal in nature. On a per store basis, the Company generally experiences its lowest sales during the first and fourth quarters of each fiscal year. The Company believes the seasonality is caused by the effect of winter weather on consumers' willingness to undertake outdoor home improvement projects and the lack of significant sales of lawn and garden products during the first and fourth fiscal quarters. In addition, a longer or harsher period of winter weather than is usual in the Company's markets, or an excessively rainy or unseasonably cold spring season, could have a material adverse effect on the Company's sales. On a per store basis, the Company generally experiences its highest sales during the second and third quarters. However, gross profit margins are lower during the second quarter than in the third quarter due to higher sales of lawn and garden and lumber and building materials which generally carry lower gross profit margins than the Company's average gross profit margin. The Company's gross profit margins on kitchen cabinetry, ready-to-assemble furniture, electrical and hardware products are generally higher than the Company's average gross profit margin, and sales of such products are not as seasonal as sales of lawn and garden and building material products.

   The Company's quarterly results of operations may also fluctuate materially depending on the timing of store closings and development activities.

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

STATEMENT OF OPERATIONS                             D.I.Y. Home Warehouse, Inc.


for the fiscal years ended December 30, 2000,
 January 1, 2000 and January 2, 1999                                     2000                1999                 1998
--------------------------------------------------------------------------------------------------------------------------
Net sales                                                           $ 75,646,326        $ 128,477,523        $ 172,600,414
Cost of sales                                                         55,608,348           94,829,103          127,215,341
--------------------------------------------------------------------------------------------------------------------------
            GROSS PROFIT                                              20,037,978           33,648,420           45,385,073
--------------------------------------------------------------------------------------------------------------------------
Operating expenses:
  Store operating, general and administrative                         26,505,649           33,372,877           45,336,514
  Store closing and development costs                                  2,245,097            2,082,542            2,143,394
--------------------------------------------------------------------------------------------------------------------------
            TOTAL OPERATING EXPENSES                                  28,750,746           35,455,419           47,479,908
--------------------------------------------------------------------------------------------------------------------------
            OPERATING LOSS                                            (8,712,768)          (1,806,999)          (2,094,835)
Other (expense) income:
  Interest expense, net                                                 (737,775)          (1,029,603)          (1,860,892)
  Other income, net                                                       44,537              111,315              100,146
--------------------------------------------------------------------------------------------------------------------------
Loss before income tax benefit                                        (9,406,006)          (2,725,287)          (3,855,581)
Income tax benefit                                                    (1,014,271)          (1,093,702)          (1,556,130)
--------------------------------------------------------------------------------------------------------------------------
            NET LOSS                                                $ (8,391,735)       $  (1,631,585)       $  (2,299,451)
==========================================================================================================================
            NET LOSS PER COMMON SHARE, BASIC AND DILUTED            $      (1.15)       $       (0.22)       $       (0.30)
==========================================================================================================================
Weighted average common shares outstanding, basic and diluted          7,276,059            7,276,059            7,594,540
==========================================================================================================================


See accompanying notes to financial statements.


STATEMENT OF STOCKHOLDERS' EQUITY


                                                for the fiscal years ended December 30, 2000, January 1, 2000 and January 2, 1999
                                                                                                                         Total
                                                        Common Stock                  Retained           Treasury    Stockholders'
                                                  Shares          Amount              Earnings            Stock         Equity
----------------------------------------------------------------------------------------------------------------------------------
BALANCES, JANUARY 3, 1998                      7,633,859        $ 22,955,462        $ 17,184,095        $    --        $40,139,557
  Net loss                                                                            (2,299,451)                       (2,299,451)
  Purchase of common stock for treasury         (357,800)                                                (201,441)        (201,441)
----------------------------------------------------------------------------------------------------------------------------------
BALANCES, JANUARY 2, 1999                      7,276,059          22,955,462          14,884,644         (201,441)      37,638,665
  Net loss                                                                            (1,631,585)                       (1,631,585)
----------------------------------------------------------------------------------------------------------------------------------
BALANCES, JANUARY 1, 2000                      7,276,059          22,955,462          13,253,059         (201,441)      36,007,080
  Net loss                                                                            (8,391,735)                       (8,391,735)
----------------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 30, 2000                    7,276,059        $ 22,955,462        $  4,861,324        $(201,441)     $27,615,345
==================================================================================================================================

See accompanying notes to financial statements.

BALANCE SHEET                                       D.I.Y. Home Warehouse, Inc.



as of December 30, 2000 and January 1, 2000                                    2000                1999
----------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                $    164,993       $    309,349
  Refundable federal income taxes                                                  --              606,170
  Merchandise inventories                                                    16,752,775         24,084,280
  Deferred income taxes                                                            --            1,636,875
  Prepaid expenses and other assets                                             915,801            936,087
----------------------------------------------------------------------------------------------------------
            TOTAL CURRENT ASSETS                                             17,833,569         27,572,761
----------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, AT COST:
  Land                                                                        2,409,742          2,409,742
  Buildings                                                                  14,579,471         14,578,286
  Furniture, fixtures and equipment                                          10,387,935         12,611,952
  Capital lease assets                                                          839,298            839,298
  Leasehold improvements                                                      7,859,110          8,739,049
----------------------------------------------------------------------------------------------------------
                                                                             36,075,556         39,178,327
  Less accumulated depreciation and amortization                             15,197,333         15,142,429
----------------------------------------------------------------------------------------------------------
            Property and equipment, net                                      20,878,223         24,035,898
Other assets                                                                     95,480            196,437
----------------------------------------------------------------------------------------------------------
            TOTAL ASSETS                                                   $ 38,807,272       $ 51,805,096
==========================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt                                     $     99,276       $    188,900
  Revolving credit                                                            5,068,811               --
  Accounts payable                                                            1,774,633          4,572,801
  Accrued payroll and related expenses                                        1,295,968          1,264,433
  Accrued store closing costs                                                 1,477,976               --
  Accrued expenses                                                              874,827            871,332
  Accrued sales and income taxes                                                583,196            554,043
  Customer deposits                                                              17,240             73,623
----------------------------------------------------------------------------------------------------------
            TOTAL CURRENT LIABILITIES                                        11,191,927          7,525,132
Revolving credit                                                                   --            5,310,031
Long-term debt                                                                     --              100,055
Deferred income taxes                                                              --            2,862,798
----------------------------------------------------------------------------------------------------------
            TOTAL LIABILITIES                                                11,191,927         15,798,016
----------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
  Preferred stock, authorized 1,000,000 shares, none issued                        --                 --
  Common stock, no par value, 10,000,000 authorized shares,
    7,633,859 shares issued at December 30, 2000 and January 1, 2000         22,955,462         22,955,462
  Retained earnings                                                           4,861,324         13,253,059
  Treasury stock, 357,800 shares at cost                                       (201,441)          (201,441)
----------------------------------------------------------------------------------------------------------
            TOTAL STOCKHOLDERS' EQUITY                                       27,615,345         36,007,080
----------------------------------------------------------------------------------------------------------
Commitments                                                                        --                 --
----------------------------------------------------------------------------------------------------------
            TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $ 38,807,272       $ 51,805,096
==========================================================================================================

See accompanying notes to financial statements.

STATEMENT OF CASH FLOWS                             D.I.Y. Home Warehouse, Inc.

for the fiscal years ended December 30, 2000,
January 1, 2000 and January 2, 1999                                            2000            1999            1998
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                 $(8,391,735)    $(1,631,585)    $(2,299,451)
  Adjustments to reconcile net loss to net cash
   provided by operating activities:
     Depreciation and amortization                                          2,561,253       3,282,134        3,655,549
     Deferred income tax expense                                            (1,225,923)      (118,756)       (924,683)
     Net gain on sale of property from closed stores                           --          (1,859,734)          --
     Loss on write-off of leasehold improvements and property
      and equipment from closed stores                                        510,695       2,619,701          848,551
     Net loss on disposal of property                                          16,934          10,042            3,649
  Changes in operating assets and liabilities:
     Refundable federal income taxes                                          606,170         100,375        (340,582)
     Merchandise inventories                                                7,331,505       7,177,441        8,895,035
     Prepaid expenses and other current assets                                 20,286        (156,001)          66,264
     Other assets                                                             100,957         189,473           88,978
     Accounts payable                                                       (2,798,168)     (3,889,834)     (2,152,404)
     Accrued sales and income taxes                                            29,153        (597,391)       (235,644)
     Accrued expenses and other liabilities                                 1,456,623       (2,166,564)       (13,885)
----------------------------------------------------------------------------------------------------------------------
            NET CASH PROVIDED BY OPERATING ACTIVITIES                         217,750       2,959,301        7,591,377
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property and equipment                                      (105,403)       (312,478)     (1,434,769)
  Proceeds from sale of property from closed stores                           174,196       8,096,741           --
----------------------------------------------------------------------------------------------------------------------
            NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                68,793       7,784,263      (1,434,769)
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments, notes payable                                            --            (300,000)       (300,000)
  Principal payments under capital lease obligations                         (189,679)       (175,011)       (160,739)
  Principal payments of long-term debt                                         --           (5,263,231)     (9,266,833)
  Purchase of treasury stock                                                   --               --           (201,441)
  Proceeds from revolving credit                                            5,115,807       6,728,464       12,384,153
  Principal payments, revolving credit                                     (5,357,027)     (11,552,586)    (8,625,000)
----------------------------------------------------------------------------------------------------------------------
            NET CASH USED IN FINANCING ACTIVITIES                            (430,899)      (10,562,364)   (6,169,860)
----------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                         (144,356)        181,200         (13,252)
Cash and cash equivalents, beginning of year                                  309,349         128,149          141,401
----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                     $  164,993      $  309,349      $   128,149
======================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest                                                   $  744,676      $1,143,153      $ 1,907,064
======================================================================================================================
  Cash paid for income taxes                                               $  149,029      $  180,000      $   456,288
======================================================================================================================

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

FISCAL YEAR

   The Company's fiscal year is comprised of 52 or 53 weeks, ending on the Saturday nearest December 31. Unless otherwise stated, references to the years 2000, 1999 and 1998 relate to the fiscal years ended December 30, 2000, January 1, 2000 and January 2, 1999, respectively. Fiscal years 2000, 1999 and 1998 consisted of 52 weeks.

ESTIMATES

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

COMPETITION

   The home improvement, hardware and garden businesses are all highly competitive. The Company competes against traditional hardware, plumbing, electrical and home supply retailers, as well as warehouse-format and discount retail stores and many of the Company's competitors have substantially greater resources than the Company. Lowe's Company entered the Company's market in the third quarter of 1994 and has continued to expand, opening additional locations in the Company's markets during 1996, 1997, 1998 and 2000. In the fourth quarter of 1997, Home Depot opened its first store in the Company's market and continued to expand its operations into additional Company markets during 1998, 1999 and 2000. Additionally, both Home Depot and Lowe's have announced further expansion plans into the Company's markets during 2001. There has been increasing consolidation within the home improvement industry, which may provide certain entities increased competitive advantages. Specifically, increased competition including, but not limited to, additional competitors' store locations, price reductions, and advertising and marketing campaigns could have a material adverse effect on the Company's business.

FINANCIAL INSTRUMENTS

   The Company has provided fair value estimates and information about valuation methodologies of financial instruments in this note and Note 2 - Debt to the accompanying financial statements. The Company's financial instruments consist of investments in cash and cash equivalents and obligations under revolving credit agreements and long-term debt.

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

ADVERTISING COSTS

   Advertising and promotion costs are charged to operations in the year incurred. Advertising expense was $1,021,144, $1,387,964 and $2,624,787 in 2000,
1999 and 1998, respectively.

STORE CLOSING COSTS

   During the third quarter of 2000, the Company announced the closure of its North Randall, Ohio and Tallmadge Avenue (Akron, Ohio) locations. In connection with the store closures, the Company recorded a charge of $1,734,402 for costs expected to be incurred in closing both locations, including $854,575 in net rent obligations, $261,918 for estimated real estate taxes and $187,238 for expected utility costs for the North Randall store. Additionally, the Company also recorded a $684,891 write-off of the net leasehold improvements and property and equipment of these stores during the third quarter of 2000. During the fourth quarter of 2000, the Company received proceeds of $174,196 from the sale of certain of these assets written off during the third quarter, reducing the 2000 net write-off of net leasehold improvements and property and equipment to $510,695. These store closure charges, aggregating $2,245,097, were recorded in the store closing and development costs line item in the accompanying statement of operations. The remaining balance of expected costs to be incurred in closing these locations amounted to $1,477,976 as of December 30, 2000 and has been recorded in the accrued store closing costs line item of the accompanying balance sheet.

   In addition to these operating expenses, the Company incurred $1,240,876 of inventory markdown costs during the third quarter of 2000 related to the liquidation of the merchandise inventories of the two closed stores. These inventory markdown costs have been included in the cost of sales line item of the accompanying statement of operations.

   The Company is currently in negotiations to sublease the North Randall store. Any sublease rental income generated by the North Randall store will be recorded as a reduction to the net rent obligation accrued for as of December 30, 2000.

   During the second quarter of 1999, the Company announced the closing of its Boardman, Ohio; Mansfield, Ohio and Akron, Ohio stores and incurred $1,472,887 in closing costs, net of a gain on the sale of property from closed stores of $1,859,734 (see Property, Equipment and Depreciation below). Included in these net costs were the $2,619,701 write down of long-lived assets of these three stores to their net realizable value, a $463,327 lease termination fee and miscellaneous other closing costs of $249,593. These expenses have been included in the store closing and development costs line item of the accompanying statement of operations. In addition to these operating expenses, the Company incurred $1,773,000 of inventory markdown costs related to the liquidation of the merchandise inventories of the three closed stores. These inventory markdown costs have been included in the cost of sales line item of the accompanying statement of operations.

   During the fourth quarter of 1998, the Company announced the closing of its Bedford, Ohio and Canton, Ohio stores and recorded $1,837,703 of expense to close these stores. Included in these costs were the write down of long-lived assets of these two stores to their net realizable value. These expenditures have been included in the store closing and development costs line item of the accompanying statement of operations. In addition to these operating expenses, the Company incurred $780,000 of inventory markdown costs related to the liquidation of the merchandise inventories of the two closed stores. These inventory markdown costs have been included in the cost of sales line item of the accompanying statement of operations. During the first quarter of 1999, the Company incurred $259,656 of additional closing costs associated with the closure of its Bedford, Ohio and Canton, Ohio stores announced during the fourth quarter of 1998. These expenses have been included in the store closing and development costs line item of the accompanying statement of operations.

STORE DEVELOPMENT COSTS

   In connection with the repositioning of its merchandising mix, the Company incurred $349,999 in store development expenses during the fourth quarter of 1999 to eliminate kitchen displays in its stores. These costs have been included in the store closing and development costs line item of the accompanying statement of operations.

   The Company incurred $305,691 in store development costs during 1998. During 1997, management assessed the business strategies and opportunities available to the Company for it to differentiate itself in the warehouse-format home improvement retail market. This comprehensive process resulted in the development of new merchandising, marketing and other strategic initiatives to strengthen the Company's market position. Select marketing and merchandising programs were implemented on a Company-wide basis during 1997 and the first quarter of 1998. Certain of the costs in 1998 relate to the development and creative design of these strategic concepts while other costs pertain to implementation including marketing, advertising, promotions and payroll costs. These expenditures have been included in the store closing and development costs line item of the accompanying statement of operations.

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

   In the second quarter of 1999, the Company sold the land and buildings of its closed Mansfield and Canton stores for net proceeds of $8,096,741. These sales resulted in a pre-tax gain of $1,859,734 which has been included in the store closing and development line item of the accompanying statement of operations.

   Depreciation expense for 2000, 1999 and 1998 amounted to $2,561,253, $3,282,134 and $3,655,549, respectively. Amortization of capital lease assets has been included in depreciation expense. Accumulated amortization related to capital leases amounted to $763,676, $595,817 and $429,364 in 2000, 1999 and
1998, respectively.

EARNINGS PER SHARE

   Earnings per share have been computed according to Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 128, "Earnings Per Share."

                                                                     Fiscal Year Ended
                                              --------------------------------------------------------------
                                              December 30, 2000       January 1, 2000        January 2, 1999
------------------------------------------------------------------------------------------------------------
Net loss applicable to common shares             $ (8,391,735)           $(1,631,585)           $(2,299,451)
============================================================================================================
Weighted average common shares
  outstanding for the period                        7,276,059              7,276,059              7,594,540
Diluted effect of exercise of stock options              --                     --                     --
------------------------------------------------------------------------------------------------------------
Weighted average common shares, assuming
  issuance of the above securities                  7,276,059              7,276,059              7,594,540
============================================================================================================
Net loss per common share:
   Basic                                          $     (1.15)           $     (0.22)           $     (0.30)
   Diluted                                        $     (1.15)           $     (0.22)           $     (0.30)

   Options to purchase 815,500 shares of common stock at a weighted average exercise price of $3.00 per share were outstanding at December 30, 2000 but were not included in the computation of diluted earnings per share for 2000 because the options would have had an anti-dilutive effect on the net loss for the year.

   Options to purchase 928,000 shares of common stock at a weighted average exercise price of $3.14 per share were outstanding at January 1, 2000 but were not included in the computation of diluted earnings per share for 1999 because the options would have had an anti-dilutive effect on the net loss for the year.

   Options to purchase 885,000 shares of common stock at a weighted average exercise price of $3.63 per share were outstanding at January 2, 1999 but were not included in the computation of diluted earnings per share for 1998 because the options would have had an anti-dilutive effect on the net loss for the year.

Reclassifications

   Certain items in the 1999 financial statements and notes thereto have been reclassified to conform to the 2000 presentation.


2.  DEBT

   During the third quarter of 2000, the Company permanently reduced its aggregate revolving credit commitment from $20,000,000 to $13,000,000 under the terms of its October 27, 1998 Credit and Security Agreement (the "Credit Agreement") with a bank. The Credit Agreement provided for borrowings pursuant to a formula based upon the Company's inventories with interest at the Company's option of either LIBOR or the prime rate for specified maturities adjusted by varying points as specified in the Credit Agreement. Additionally, during this same period, the Company violated certain of the restrictive covenants under the Credit Agreement arising from the Company's year-to-date third quarter 2000 financial results.

   On November 14, 2000, the Company entered into an agreement with the bank waiving the restrictive covenant violations and amending the Credit Agreement (the "Amended Credit Agreement"). The Amended Credit Agreement reduced the aggregate revolving credit commitment from $13,000,000 to $10,000,000 and replaced the original financial covenants. Borrowings under the Amended Credit Agreement continue to be collateralized substantially by all of the Company's assets, except for real estate. A commitment fee of .375% per annum is charged on the unused credit facility. The Amended Credit Agreement extends through October 27, 2001, at which time management believes that the Company will have the ability to extend the Amended Credit Agreement, will have sufficient positive cash flows or will have the ability to meet working capital requirements through further liquidation of inventories or real property. Sufficient positive cash flows to meet working capital requirements are expected to be met, in part, by proceeds from various real estate transactions that are currently being negotiated by management. These real estate transactions include either the sale or sublease of certain Company store locations.

   The Company had $5,068,811 and $5,310,031 outstanding under the Amended Credit Agreement and Credit Agreement at December 30, 2000 and January 1, 2000, respectively, at weighted average annual interest rates of 8.9% during 2000 and 7.4% during 1999. The Company was in compliance with all restrictive covenants of the Amended Credit Agreement at December 30, 2000.

   Long-term debt consists of the following:

                                                   2000           1999
Capital lease obligations (Note 4)              $99,276       $288,955
Less current maturities of long-term debt        99,276        188,900
----------------------------------------------------------------------
Long-term debt, net of current maturities       $  --         $100,055
======================================================================

   The carrying amount of the Company's borrowings under the Credit Agreement and the Amended Credit Agreement approximate fair value.

   During 1999, the Company made principal payments of $300,000 on the Note payable, affiliate in accordance with the terms of the subordination agreement with the Company's banks. The Note payable, affiliate represented a demand note payable to Edgemere Enterprise, Inc., an entity owned by the Company's majority shareholder. The note bore interest at .75% above the base lending rate of Comerica Bank and was subordinated to the Company's revolving credit facility and other debt with its banks. Interest expense on the Note payable, affiliate was $7,650 during 1999.

   During 2000, 1999 and 1998, interest expense was $741,161, $1,032,114 and
$1,865,949, respectively.


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

   Income tax (benefit) expense include the following:

                           2000                1999               1998
Federal               $      --          $  (800,464)       $  (622,968)
Deferred               (1,185,253)          (293,238)          (933,162)
State and local           170,982               --                 --
-----------------------------------------------------------------------
                      $(1,014,271)       $(1,093,702)       $(1,556,130)
-----------------------------------------------------------------------

   A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate follows:

                                                             2000           1999           1998
Statutory federal income tax rate                           (34.0)%        (34.0)%        (34.0)%
State and local income taxes, net of federal benefit         (4.5)          (5.9)          (6.3)
Valuation allowance                                          27.2           --             --
Permanent items, tax credits and other                        0.5           (0.2)          (0.1)
-----------------------------------------------------------------------------------------------
Effective income tax rate                                   (10.8)%        (40.1)%        (40.4)%
===============================================================================================

   Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The deferred tax assets (liabilities) shown on the balance sheet are as follows:


                                               2000                 1999
Depreciation                               $(1,120,572)         $(2,954,566)
LIFO                                           (51,219)            (110,511)
Accrued liabilities                          1,125,602              470,244
Tax credits                                       --                 59,410
Net operating loss carry forwards            2,602,699            1,309,500
---------------------------------------------------------------------------
Net deferred tax asset (liability)           2,556,510           (1,225,923)
Less: Valuation allowance                    2,556,510                 --
---------------------------------------------------------------------------
  Net deferred tax liability               $      --            $(1,225,923)
===========================================================================

   During 2000, the Company established a valuation allowance of $2,556,510 against its net deferred tax assets in accordance with the provisions of SFAS No. 109. The establishment of the valuation allowance was based on the Company's assessment that it was more likely than not that such assets would not be realized through future taxable earnings or implementation of tax planning strategies. This valuation allowance was recorded in the income tax benefit line item in the accompanying statement of operations.

   The Company has available net operating loss carryforwards of approximately $5,706,000 and $9,147,000 for federal and state income taxes, respectively. The federal income tax net operating loss carryforward will expire principally in the year 2020. Similarly, of the $9,147,000 in state income tax net operating loss carryforwards, approximately $3,438,000 will expire principally in the year 2014, with the remainder expiring in the year 2015. In addition, the Company has available Alternate Minimum Tax credit carryforwards of approximately $62,000 which may be used indefinitely to reduce federal income taxes.


4.  LEASES AND COMMITMENTS

   The Company leases six retail stores, including the North Randall location that was closed during the third quarter of 2000, and its corporate offices under operating leases. In addition, two of the Company's retail stores are subject to land leases. The Company's operating leases have remaining terms from 1 to 7 years and have renewal options varying from 2 to 30 years. Five of the Company's leases require additional lease payments based upon a percentage of sales above certain sales levels. There were no percentage lease payment requirements during 2000, 1999 or 1998.

   Future minimum rental payments required under operating and capital leases that have non-cancelable lease terms in excess of one year and sublease rentals due the Company under non-cancelable subleases are as follows:

                                                                                        Capital
                                                Operating Leases                         Leases
                                -----------------------------------------------         --------
                                    Lease           Sublease            Net              Lease
                                  Payments           Rental           Payments          Payments
                                -----------         --------         ----------         --------
Year ending:
 2001                           $ 2,955,474         $150,800         $2,804,674         $101,731
 2002                             1,926,030           96,500          1,829,530             --
 2003                             1,077,011             --            1,077,011             --
 2004                             1,015,977             --            1,015,977             --
 2005                               938,843             --              938,843             --
   Thereafter                       420,017             --              420,017             --
------------------------------------------------------------------------------------------------
  Total minimum
   lease payments                $8,333,352         $247,300         $8,086,052         $101,731
===============================================================================
  Less amounts
   representing interest                                                                   2,455
------------------------------------------------------------------------------------------------
  Present value of net
   minimum lease
   payments                                                                             $ 99,276
================================================================================================


   Total net rental expense for all operating leases for 2000, 1999 and 1998 was $2,933,370, $4,130,985 and $3,990,000, respectively. Total net rental expense is net of sublease rental income of $213,380, $219,880 and $187,500 for 2000, 1999 and 1998, respectively. Also included in total net rental expense for 1999 was $463,327 of lease cancellation costs associated with the closure of the Boardman store.

   The Company leased three of its retail stores from the Company's majority shareholder or entities affiliated with him during 2000 and 1999 and four of its retail stores during 1998. The majority shareholder sold one of the retail stores to a third party during the fourth quarter of 1998. Rents associated with these leases were $1,372,468, $1,357,820 and $1,784,555 during 2000, 1999 and
1998, respectively.


5.  STOCK OPTIONS

   The Company has a Long Term Incentive Plan (the "Plan") which reserves 1,350,000 shares of the Company's authorized common stock for issuance. The Plan provides for the granting of incentive stock options to purchase shares of common stock at a price not less than 100% of the fair market value of the stock on the dates options are granted. Options granted under the Plan vest over three to five years at the rate of 33% to 20% each year and expire no more than ten years from the date of grant. A summary of the Company's stock option activity and related information for 2000, 1999 and 1998 is as follows:


                                                   Average Option
                                   Stock Option    Price Per Share
                                   ------------    ---------------
Outstanding at January 3, 1998       998,000           $3.68
  Canceled                          (113,000)          $4.10
------------------------------------------------
Outstanding at January 2, 1999       885,000           $3.63
  Granted                            155,000           $0.79
  Canceled                          (112,000)          $3.73
------------------------------------------------
Outstanding at January 1, 2000       928,000           $3.14
  Granted                             20,000           $0.56
  Canceled                          (132,500)          $3.60
------------------------------------------------
Outstanding at December 30, 2000     815,500           $3.00
================================================


                                                 2000            1999            1998
                                                -------         -------         -------
Options exercisable at end of year              730,392         602,681         298,641
Weighted-average option price per share
  of options exercisable                        $  3.28         $  3.23         $  3.75
Options available for future grant              534,500         422,000         465,000

                                                      Options Outstanding                             Options Exercisable
----------------------------------------------------------------------------------          --------------------------------------
  Range of            Outstanding at          Weighted Avg.          Weighted Avg.           Exercisable at          Weighted Avg.
Exercise Prices      December 30, 2000      Contractual Life        Exercise Price          December 30, 2000       Exercise Price
---------------      -----------------      ----------------        --------------          -----------------       --------------
     $ 0.44                35,000                   3.17                  $0.44                     --                     --
     $ 0.56                20,000                   4.17                  $0.56                     --                     --
     $ .075                30,000                   3.67                  $0.75                     --                     --
     $ 1.00                80,000                   3.50                  $1.00                   80,000                  $1.00
     $ 3.56               647,500                   1.33                  $3.56                  647,500                  $3.56
     $ 4.69                 3,000                   0.67                  $4.69                    2,892                  $4.69
                          =======                                                                -------
                          815,500                   1.78                  $3.00                  730,392                  $3.28
                          -------                                                                =======

   The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plan. Accordingly, since all options are granted at a fixed price not less than the fair market value of the Company's common stock on the date of grant, no compensation expense has been recognized relative to its stock option plan. Had compensation expense for the Company's stock-based plan been determined based on the fair value at the 2000, 1999 and 1998 grant dates for awards under the plan consistent with the method of FASB Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based

Compensation", the Company's net loss and loss per share would have been reduced to the pro forma amounts indicated below:

                                                     2000               1999              1998
Net loss:                  As Reported         $  (8,391,735)     $  (1,631,585)      $(2,299,451)
                           Pro Forma           $  (8,523,968)     $  (1,861,827)      $(2,565,906)
Net loss per common share: As Reported         $       (1.15)     $       (0.22)      $     (0.30)
                           Pro Forma           $       (1.17)     $       (0.26)      $     (0.34)

   The fair value of each option granted during 2000 and 1999 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. There were no options granted during 1998.

                                    2000            1999
Risk free interest rates            6.8%         5.1 - 6.0%
Expected life (years)                 5               5
Volatility                         82.0%           82.0%
Dividend yield                        0%              0%

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


7.  EMPLOYEE BENEFIT PLAN

   The Company has a contributory 401(k) savings and investment plan for all employees who have obtained certain age and length of service requirements. Eligible employees may contribute up to 15% of their compensation to the plan, subject to any limitations imposed by federal income tax regulations. In addition, the Company matches 66% of the participants' contributions up to 6% of their compensation. Each employee controls the investment of funds credited to their respective account. Company contributions to this plan were $282,624, $387,676 and $410,000 during 2000, 1999 and 1998, respectively.


8.  QUARTERLY FINANCIAL DATA (UNAUDITED)

2000                            1st                 2nd                3rd               4th(a)             Total(b)
Net sales                 $ 17,129,388        $ 26,234,256        $ 18,693,289        $13,589,390       $ 75,646,326
Gross profit                 5,076,394           7,163,102           3,745,823          4,052,657         20,037,978
Net (loss) income           (1,123,876)           (245,935)         (7,743,587)           721,669         (8,391,735)
Net (loss) income
  per share:
  Basic and diluted       $      (0.15)       $      (0.03)       $      (1.06)       $      0.10       $      (1.15)

(a) During the fourth quarter of 2000, the Company recorded an income tax benefit of $2,621,319 which included a true-up of deferred tax assets and liabilities of approximately $1,500,000 related to the filing of the Company's 1999 tax return in September 2000 and the closing of the two stores in the third quarter of 2000.

(b) The sum of the 2000 quarterly net income (loss) per share amounts do not equal the fiscal 2000 net loss per share due to the effects of rounding.

1999                             1st               2nd                3rd               4th(a)              Total(b)
Net sales                 $ 29,162,507        $ 46,086,969        $29,309,501       $ 23,918,546        $ 128,477,523
Gross profit                 8,410,291          10,273,571          8,086,499          6,878,059           33,648,420
Net (loss) income             (733,005)           (758,759)           328,455           (468,276)          (1,631,585)
Net (loss) income
  per share:
  Basic and diluted       $      (0.10)       $      (0.10)       $      0.05       $      (0.06)       $       (0.22)

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


9.  SUBSEQUENT EVENT

   Subsequent to December 30, 2000, the Company entered into an agreement to lease its Tallmadge Avenue location to a third party (the "lessee"). Under the terms of the lease agreement, the Company will begin leasing the facility on April 1, 2001 for 30 months at a lease rate of approximately $28,000 per month. In addition to the monthly lease rate, the lessee will also be responsible for certain utility and maintenance costs associated with the property. The lease agreement also provides the lessee with a 12 month option to purchase the location at a yet-to-be determined negotiated price.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors
D.I.Y. Home Warehouse, Inc.

   In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of D.I.Y. Home Warehouse, Inc. at December 30, 2000 and January 1, 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 30, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   As discussed in Note 2 to the financial statements, the Company's Amended Credit Agreement expires in 2001.


/s/ PRICEWATERHOUSECOOPERS LLP
--------------------------------

Cleveland, Ohio
March 23, 2001

SELECTED FINANCIAL DATA AND OPERATING HIGHLIGHTS    D.I.Y. Home Warehouse, Inc.

                                                                                             Fiscal Year
(Amounts in thousands, except per share data)                             2000          1999          1998      1997(1)   1996
---------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
  Net sales                                                           $ 75,646     $ 128,478     $ 172,600     $210,200  $212,068
  Cost of sales                                                         55,608        94,830       127,215      152,625   156,612
---------------------------------------------------------------------------------------------------------------------------------
  Gross profit                                                          20,038        33,648        45,385       57,575    55,456
  Store operating, general and administrative expenses                  26,506        33,373        45,336       49,586    46,954
  Store development and closing costs                                    2,245         2,082         2,143        1,436      --
  Other expense, net                                                       693           918         1,761        1,701     2,147
---------------------------------------------------------------------------------------------------------------------------------
  (Loss) income before income tax (benefit) expense                     (9,406)       (2,725)       (3,855)       4,852     6,355
  Income tax (benefit) expense                                          (1,014)       (1,093)       (1,556)       1,980     2,570
---------------------------------------------------------------------------------------------------------------------------------
  Net (loss) income                                                   $ (8,392)    $  (1,632)    $  (2,299)    $  2,872  $  3,785
=================================================================================================================================
  Net (loss) earnings per common share, basic and diluted             $  (1.15)    $   (0.22)    $   (0.30)    $   0.38  $   0.50
=================================================================================================================================
  Weighted average common shares outstanding, basic and diluted          7,276         7,276         7,595        7,634     7,627
=================================================================================================================================

(1) Fiscal year 1997 consisted of 53 weeks; all other years reported consisted of 52 weeks.

                                                                 2000           1999          1998           1997          1996
----------------------------------------------------------------------------------------------------------------------------------
SELECTED OPERATING DATA
  Number of stores open at end of period                            9             11              14             16             16
  Interior selling square footage at end of period            757,900        930,700       1,189,000      1,369,000      1,353,000
  Comparable store sales (decrease) increase                    (33.6)%        (13.2)%         (17.9)%           (2)%            7%
  Number of employees                                             486            702           1,009          1,254          1,334

(Amounts in thousands)                                           2000           1999            1998           1997           1996
----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (at period end)
  Working capital                                           $   6,642      $  20,048     $    18,841    $    23,851     $   20,889
  Total assets                                                 38,807         51,805          70,677         81,209         79,764
  Notes payable and current maturities of long-term debt        5,168            189           1,588          1,546          1,698
  Long-term debt                                                 --            5,410          14,573         20,584         22,031
  Stockholders' equity                                         27,615         36,007          37,639         40,140         37,254

                              CORPORATE INFORMATION

DIRECTORS

Fred A. Erb (1), (2), (4)
Chairman of the Board
D.I.Y. Home Warehouse, Inc.

Clifford L. Reynolds (1), (3), (5)
President and
Chief Executive Officer
D.I.Y. Home Warehouse, Inc.

John M. Erb (1), (4)
Vice President
Erb Lumber Company, Inc.

R. Scott Eynon
Vice President/Operations
D.I.Y. Home Warehouse, Inc.


Committees of the Board as of December 30, 2000
--------------------------------------------------------------------------------
(1) Executive Committee
(2) Audit Committee
(3) Audit Committee - May 24, 2000 through December 30, 2000
(4) Compensation Committee
(5) Compensation Committee - May 24, 2000 through December 30, 2000

OFFICERS

Fred A. Erb
Chairman of the Board

Clifford L. Reynolds
President and Chief Executive Officer

John M. Erb
Secretary

R. Scott Eynon
Vice President/Operations

Todd R. Ayers
Controller

COMMON STOCK INFORMATION

   From 1985 to May 18, 1993, the Company's stock was privately held. From May 1993 to December 2, 1998, the Company's Common Stock was traded on Nasdaq NM. Subsequent to December 2, 1998, the Company's Common Stock has been traded on the OTC Bulletin Board under its symbol "DIYH."

   As of March 6, 2001, the closing price for the Common Stock on the OTC Bulletin Board was $0.41 and there were approximately 181 holders of record of Common Stock. Based on information provided to the Company by certain holders of record, the Company estimates there are in excess of 1,000 beneficial shareholders. The Company did not pay any dividends during 2000 and 1999. Management intends to follow a policy of retaining earnings in the foreseeable future in order to finance the development and operations of its business. The declaration and payment of dividends will be at the discretion of the Company's Board of Directors and will depend on the Company's, among other factors, earnings, financial condition, capital requirements, level of indebtedness, and contractual restrictions with respect to payment of dividends.

   The following table sets forth, for the fiscal years ended December 30, 2000, January 1, 2000 and January 2, 1999, the high and low closing sales prices as reported by Nasdaq NM or, after December 2, 1998, the OTC Bulletin Board. The prices reflect inter-dealer quantities without retail and do not necessarily represent mark-up, mark-down or commissions, and do not necessarily represent actual transactions.


                                      2000
Quarter                         HIGH         LOW
------------------------------------------------
First Quarter                  $ 0.66      $0.44
Second Quarter                   0.69       0.44
Third Quarter                    0.75       0.52
Fourth Quarter                   0.75       0.47

                                      1999
Quarter                         High         Low
------------------------------------------------
First Quarter                  $ 0.75      $0.19
Second Quarter                   0.84       0.56
Third Quarter                    0.97       0.63
Fourth Quarter                   0.75       0.53

                                      1998
Quarter                         High         Low
------------------------------------------------
First Quarter                  $ 3.25      $2.69
Second Quarter                   3.13       2.00
Third Quarter                    2.06       1.06
Fourth Quarter                   1.25       0.25


CORPORATE HEADQUARTERS

D.I.Y. Home Warehouse, Inc.
5811 Canal Road
Valley View, Ohio 44125
Phone: (216) 328-5100
FAX: (216) 328-5134

COMMON STOCK

D.I.Y. Home Warehouse, Inc.
common stock is traded on the OTC
Bulletin Board under the symbol "DIYH"

TRANSFER AGENT AND REGISTRAR

National City Bank
Corporate Trust Operations
P.O. Box 94915
Cleveland, Ohio 44101-4915

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
BP Tower
200 Public Square, 27th Floor
Cleveland, Ohio 44114-2301

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Tuesday, May 22, 2001 at 10:00 a.m., local time, at the offices of Jaffe, Raitt, Heuer & Weiss, Professional Corporation, One Woodward Avenue, Suite 2400, Detroit, Michigan, 48226, (313) 961-8380


FORM 10-K

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2000, as filed with the Securities and Exchange Commission, is available from the Company without charge upon written request to:

         Investor Relations
         D.I.Y. Home Warehouse, Inc.
         5811 Canal Road
         Valley View, Ohio 44125

                                 [D.I.Y. LOGO]

                            DIY Home Warehouse, Inc.
                                 5811 Canal Road
                             Valley View, Ohio 44125
                                  216-328-5100